

2024 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____to_____

Commission File Number: **001-34611**



CELSIUS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Nevada	**20-2745790**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2381 NW Executive Center Drive, Boca Raton, Florida	**33431**
(Address of principal executive offices)	(Zip Code)

(561) 276-2239
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.001 par value per share	CELH	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was approximately $9.8 billion as of June 30, 2024, on the Nasdaq Capital Market. For purposes of the foregoing computation, all executive officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates.

There were 235,129,734 shares of common stock outstanding as of February 21, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed subsequent to the date hereof with the Securities and Exchange Commission (the "SEC") pursuant to Regulation 14A in connection with the registrant's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report. Such Definitive Proxy Statement will be filed with the SEC no later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2024.

TABLE OF CONTENTS

Cautionary Statements Regarding Forward-Looking Statements

This Annual Report on Form 10-K (this "Report") contains forward-looking statements that are based on the current expectations of our Company and management about future events within the meaning of the United States Private Securities Litigation Reform Act of 1995 ("PSLRA"), Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are made in reliance of the safe harbor protections provided thereunder. While we have specifically identified certain information as being forward-looking in the context of its presentation, we caution you that all statements contained in this Report that are not clearly historical in nature, including statements regarding our ability to successfully integrate Alani Nutrition LLC ("Alani Nu"); the strategic investment by and long term partnership with PepsiCo, Inc. ("Pepsi"); anticipated financial performance; management's plans and objectives for international expansion and future operations globally; the successful development, commercialization, and timing of new products; business prospects; outcomes of regulatory proceedings; market conditions; the current and future market size for existing or new products; any stated or implied outcomes with regards to the foregoing; and other matters are forward-looking. Forward-looking statements are contained principally in the sections of this report entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Without limiting the generality of the preceding sentences, any time we use the words "expects," "intends," "will," "anticipates," "believes," "confident," "continue," "propose," "seeks," "could," "may," "should," "estimates," "forecasts," "might," "goals," "objectives," "targets," "planned," "projects," and, in each case, their negative or other various or comparable terminology, and similar expressions, we intend to clearly express that the information deals with possible future events and is forward-looking in nature. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include, without limitation:

- Our ability to close our acquisition with Alani Nu in a timely manner, if at all;

- Our ability to successfully integrate Alani Nu or other businesses that we may acquire;

- Our ability to achieve the benefits that we expect to realize as a result of the acquisition of Alani Nu;

- The potential negative impact that we could realize as a result of the acquisition of Alani Nu;

- Liabilities of Alani Nu that are not known to us;

- Our ability to maintain a strong relationship with Pepsi or any of our other distributors;

- The impact of the consolidation of retailers, wholesalers and distributors in the industry;

- Our reliance on key distributor partnerships;

- Our ability to maintain strong relationships with co-packers to manufacture our products;

- Our ability to maintain strong relationships with our customers;

- Our failure to accurately estimate demand for our products;

- The impact of increases in cost or shortages of raw materials or increases in costs of co-packing;

- Our ability to successfully achieve the benefits of our recent acquisition of Big Beverages Contract Manufacturing L.L.C. ("Big Beverages"), a copacker;

- Our ability to successfully estimate and/or generate demand through the use of third-parties, including celebrities, social media influencers, and others, may expose us to risk of negative publicity, litigation, and/or regulatory enforcement action;

- The impact of additional labeling or warning requirements or limitations on the marketing or sale of our products;

- Our ability to successfully expand outside of the United States ("U.S.") and the impact of U.S. and international laws, including export and import controls and other risk exposure;

- Our ability to successfully complete or manage strategic transactions, successfully integrate and manage our acquired businesses, brands or bottling operations, or successfully realize a significant portion of the anticipated benefits of our joint ventures or strategic relationships;

- Our ability to protect our brand, trademarks, proprietary rights, and our other intellectual property;

- The impact of internal and external cyber-security threats and breaches;

- Our ability to comply with data privacy and personal data protection laws;

- Our ability to effectively manage future growth;

- The impact of global or regional catastrophic events on our operations and ability to grow;

- The impact of any actions by the U.S. Food and Drug Administration (the "FDA") regarding the manufacture, composition/ingredients, packaging, marketing/labeling, storage, transportation, and/or distribution of our products;

- The impact of any actions by the Federal Trade Commission (the "FTC") on our advertising;

- Our ability to effectively compete in the functional beverage product industry and the strength of such industry;

- The impact of changes in consumer product and shopping preferences;

- The impact of changes in government regulation and our ability to comply with existing regulation concerning energy drinks;

- Other statements regarding our future operations, financial condition, prospects and business strategies; and

- Those factors contained in this Report under the heading, "Risk Factors".

Forward-looking statements and information involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in, or reasonably inferred from, such statements, including without limitation, the risks and uncertainties disclosed or referenced in Part I, Item 1A *Risk Factors*. These forward-looking statements are based on currently available information, operating plans and projections about future events and trends, which may change as additional information becomes available or circumstances evolve. Therefore, caution should be taken not to place undue reliance on any such forward-looking statements. Much of the information in this Report that looks toward future performance is based on various factors and important assumptions about future events that may or may not actually occur. As a result, our operations and financial results in the future could differ materially and substantially from those we have discussed in the forward-looking statements included in this Report. We assume no obligation (and specifically disclaim any such obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Risk Factors Summary

The following is a summary of the principal risks that could materially adversely affect our business, reputation, financial condition and/or operating results. You should read this summary together with the more detailed description of each risk contained below.

Risk Factors Related to Our Business
- We rely on distributors to distribute our products in the DSD sales channel and in international markets. If we are unable to maintain good relationships with our existing distributors, our business will suffer.
- We have extensive commercial arrangements with Pepsi and, as a result, significant disagreements with Pepsi or a termination of these arrangements could materially adversely impact our financial position and results of operations.
- If we fail to manage future growth effectively, our business could be materially adversely affected.
- Our demand generation strategies through social media and the use of third parties, including celebrities, social media influencers, and others, may expose us to risk of negative publicity, litigation, and/or regulatory enforcement action, which could impact our future profitability.
- Consolidation of retailers, wholesalers and distributors in the industry may result in downward pressure on sales prices, and the changing landscape of the retail market, including the growth of e-commerce, could adversely affect our results of operations.
- We predominantly rely on co-packers to manufacture our products. If we are unable to maintain good relationships with our co-packers or their ability to manufacture our products becomes constrained or unavailable to us, our business could suffer.
- We may not be able to successfully integrate Alani Nu or other businesses that we may acquire.
- We may not be able to achieve the benefits that we expect to realize as a result of the acquisition of Alani Nu. Failure to achieve such benefits could have an adverse effect on our financial condition and results of operations.
- Alani Nu may have liabilities that are not known to us.
- Growth through acquisition involves a number of risks and an inability or failure to address the challenges associated with strategic transactions and related integration risks could adversely affect our business and results of operations.
- Our customers are material to our success. If we are unable to maintain good relationships with our existing customers, our business could suffer.
- Increases in cost or shortages of raw materials or increases in costs of co-packing could harm our business.
- We must continually maintain, protect or upgrade our information technology systems, including protecting us from internal and external cyber-security threats.
- Our failure to accurately estimate demand for our products could adversely affect our business and financial results.
- Significant additional labeling or warning requirements or limitations on the marketing or sale of our products may inhibit sales of our products.
- Our continued expansion outside of the U.S. exposes us to uncertain conditions and other risks in international markets.
- Numerous U.S. and international laws, including export and import controls, affect our ability to compete in international markets.
- We depend upon our trademarks and proprietary rights, and any failure to protect our intellectual property rights or any claims that we are infringing upon the rights of others may adversely affect our competitive position.

- If we fail to comply with data privacy and personal data protection laws, we could be subject to adverse publicity, government enforcement actions, or private litigation, which may negatively impact our business and operating results.

- We may incur material losses as a result of product recalls, regulatory enforcement actions and liabilities related to our products.

- The FDA could take issue with the manufacturer, composition/ingredients, packaging, marketing/labeling, storage, transportation, and/or distribution of our products.

- The FTC regulates advertising and may review the truthfulness of and substantiation for any claim we make related to our products.

- We rely on our management team and other key personnel.

- If we fail to attract or maintain a highly skilled and diverse workforce, our business could be negatively affected.

- Global or regional catastrophic events could impact our operations and affect our ability to grow our business.

- Climate change and natural disasters may affect our business.

- The ongoing Russia-Ukraine conflict and Israel's regional conflicts may adversely impact our business operations and financial performance.

Risk Factors Related to Our Industry

- We are subject to significant competition by other companies in the functional beverage product industry.

- Our inability to innovate successfully and to provide new cutting-edge products could adversely affect our business and financial results.

- Changes in consumer product and shopping preferences may reduce demand for some of our products.

- We derive virtually all of our revenues from functional beverage products, and competitive pressure in the functional beverage product category could materially adversely affect our business and operating results.

- If we are unable to successfully manage new product launches, our business and financial results could be adversely affected.

- Changes in government regulation, or failure to comply with existing regulation concerning energy drinks, could adversely affect our business and financial performance.

- Product safety and quality concerns, or other negative publicity (whether or not warranted) could damage our brand image and corporate reputation and may cause our business to suffer.

- Our sales are affected by seasonality.

- Failure by suppliers or co-packers to comply with applicable laws and regulations, or with specifications and other requirements for our products, may adversely impact our business.

- Litigation could expose us to significant liabilities and reduce demand for our products.

- If we fail to maintain an effective internal control environment or adequate control procedures over our financial reporting, investor confidence may be adversely affected thereby affecting the value of our stock price.

- We may be subject to regulatory examinations and proceedings.

- Strikes or work stoppages or labor unrest can cause our business to suffer.

Risk Factors Related to Financial Risks

- Fluctuations in our effective tax rate could adversely affect our financial condition and results of operations.

- We may be required in the future to record a significant charge to earnings if our goodwill or intangible assets become impaired.

- Fluctuations in foreign currency exchange rates may adversely affect our operating results.

- Potential changes in accounting standards or practices or taxation may adversely affect our financial results.

- Uncertainty in the financial markets and other adverse changes in general economic or political conditions in any of the major countries in which we do business could adversely affect our industry, business, and results of operations.

- Our investments are subject to risks which may cause losses and affect the liquidity of these investments.

Risk Factors Related to Our Common Stock

- The market price and trading volume of our common stock is and has been volatile and could decline significantly.

- Our Board has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stockholders and with the ability to affect adversely stockholder voting power and perpetuate control. We have outstanding shares of preferred stock with rights and preferences superior to those of our common stock.

- Certain of our affiliated stockholders can exert significant influence on the Company's corporate affairs.

- We do not expect to pay cash dividends on our common stock in the foreseeable future.

PART I

Item 1. Business.

When used in this Report, unless otherwise indicated, the terms the "Company," "Celsius," "we," "us" and "our" refer to Celsius Holdings, Inc. and its subsidiaries.

Overview

Celsius is a functional energy drink company operating in the United States (U.S.) and internationally. We engage in the development, processing, marketing, sale, manufacturing and distribution of functional energy drinks and other products, to a broad range of consumers including fitness enthusiasts. We provide differentiated products with innovative formulas, many of which are clinically proven and are meant to positively impact the lives of our consumers. Our brand has proven to be attractive to a broad range of customers.

Our flagship asset, CELSIUS®, is marketed as a premium lifestyle and energy drink formulated to power active lifestyles. This product line comes in two versions, a 12-ounce ready-to-drink form and an on-the-go powder form. We also offer the CELSIUS® Essentials line, available in 16-ounce cans and a Hydration line of zero-sugar powders that are infused with electrolytes and are available in a variety of fruit-forward flavors.

A key aspect of our value proposition is our emphasis on the functional energy drink category, ensuring that our products deliver clear and proven benefits. To this end, we have invested in research and development from the start, to utilize our proprietary MetaPlus® formulation in our portfolio. Our proprietary blend contains ginger (extract from the root), guarana seed, green tea extract (EGCG), chromium and vitamins.

During 2024, we established an international hub in Dublin, Ireland, through which we manage our global supply chain, marketing operations and our intellectual property. This international hub also oversees co-packing, raw material sourcing and distribution across global markets.

During 2024, we also continued to develop our U.S. Pepsi relationship and expanded our international presence through, among others, the following arrangements:

- We announced Pepsi as a distributor in Canada;

- We entered into an incentive program with Pepsi which is intended to better align our businesses as we look to grow and expand our product portfolio across the U.S.; and

- We entered into several strategic agreements with entities within the Suntory Group, including: an agreement with Lucozade Ribena Suntory Limited, which serves as our exclusive sales and distribution partner in the United Kingdom and the Republic of Ireland; a definitive manufacturing, sales, and distribution agreement with Frucor Suntory to enter into the Australia and New Zealand markets; and definitive sales and distribution agreements with Orangina Schweppes France to expand into France and Schweppes Suntory Benelux SA to expand into Belgium, Netherlands, and Luxembourg.

On November 1, 2024, we acquired Big Beverages for $75.3 million, using cash on hand. Big Beverages has been a longtime Celsius co-packer, and this strategic transaction provides Celsius with a 168,480 square-foot manufacturing facility and a 123,830 square-foot warehouse facility.

On February 20, 2025, we announced that we had entered into a membership interest purchase agreement to acquire Alani Nu for a total consideration comprising (i) $1,275.0 million in cash, subject to adjustment as set forth in the purchase agreement, (ii) an aggregate of 22,451,224 shares of our common stock and (iii) up to $25.0 million in additional cash consideration, payable only if net sales of Alani Nu's products meet or exceed an agreed target for 2025. The closing of our pending acquisition of Alani Nu is currently expected to occur in the second quarter of 2025, subject to the satisfaction of certain customary closing conditions, including the expiration of the waiting period applicable to the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

We were incorporated in the State of Nevada on April 26, 2005. Our common stock is listed on the Nasdaq Capital Market under the symbol "CELH".

Our Products

We seek to combine nutritional science with mainstream beverages. Our innovative approach involves the use of our proprietary MetaPlus® formulation. This aligns with our aim to offer everyday refreshments by minimizing artificial additives. Unlike many traditional energy drinks or sodas, CELSIUS® products are free from aspartame and high fructose corn syrup and are very low in sodium.

Our product formulations include beneficial ingredients such as green tea extract (EGCG), ginger (extract from the root), calcium, chromium, B vitamins and vitamin C. We use sucralose, a sugar-derived sweetener, found in Splenda®, to sweeten our products, making them low-calorie and an option suitable for consumers monitoring their sugar consumption.

We introduced our first CELSIUS® functional energy drinks to the marketplace in 2005.

We currently offer four product lines:

- CELSIUS® Originals and Vibe: Our initial 12-fluid ounce product line, offered in various flavors and carbonated and non-carbonated forms. We tailor these beverages to meet a variety of consumer tastes and preferences.

- CELSIUS ESSENTIALS™: Introduced in 2023, this 16-fluid ounce line is formulated with aminos.

- CELSIUS® On-the-Go Powder: This line features the same ingredients contained in our functional energy drinks in a convenient powder form.

- CELSIUS® Hydration: Introduced in 2025, this is a line of zero-sugar hydration powders infused electrolytes in a variety of fruit-forward flavors.

Celsius ready-to-drink products are packaged in a distinctive can that uses vivid colors and abstract patterns to create a strong on-shelf impact. The cans are sold in various packaging units and are designed to provide a clean, crisp and more modern look than our competitors' products. In addition to being sugar free, our ready-to-drink product line and powders are non-GMO, kosher, vegan, and soy and gluten free.

Manufacture and Supply of Our Products

Our functional energy drinks and on-the-go powders are primarily produced by well-established beverage co-packers. Additionally, we leverage our in-house manufacturing facility. Utilizing these strategically located resources enables us to efficiently produce and distribute our products. We procure most ingredients and all packaging materials, while both our co-packers and internal operations handle assembly. Our co-packers charge us a fee on a per-case basis. The shelf life of CELSIUS® products ranges from 15 to 24 months.

We, or our co-packers, purchase the raw materials used in our products in accordance with our specifications. Our ingredients are sourced from either domestic or international suppliers, with several reliable options available to us for key components. The ingredients in CELSIUS® products include green tea extract (EGCG), ginger (extract from the root), caffeine, B vitamins, vitamin C, taurine, guarana, chromium, calcium, glucuronolactone, sucralose, natural flavors and natural coloring.

Packaging materials are sourced from multiple suppliers in the U.S. We believe that our co-packing arrangements and supply sources sufficiently meet our present requirements. Currently, we are not dependent upon any one supplier.

Distribution

Pepsi Distribution Agreement

On August 1, 2022, we entered into a distribution agreement with Pepsi (the "Distribution Agreement") relating to the sale and distribution of certain of the Company's beverage products in existing channels and distribution methods in the U.S., excluding certain existing customer accounts, sales channels, Puerto Rico and the U.S. Virgin Islands. Under the Distribution Agreement, the Company granted Pepsi the right to sell and distribute its existing beverage products in existing channels and distribution methods, as well as the right to sell and distribute future beverage products that are added from time to time as licensed products under the Distribution Agreement in defined territories. The Distribution Agreement is a master service agreement and can be cancelled without cause by either party in the 19th year of the term (i.e., 2041), the 29th year of the term (i.e., 2051) and in each 10th year thereafter (i.e., 2061, 2071, etc.) by providing twelve months' written notice on August 1st of the year preceding the year of termination. Except for a termination by the Company "with cause" or a termination by Pepsi "without cause" (each as defined in the Distribution Agreement), the Company is required to pay Pepsi certain compensation upon a termination as specified in the Distribution Agreement.

We agreed to provide Pepsi a right of first offer in the event we intend to (i) manufacture, distribute or sell products in certain additional countries as specified in the Distribution Agreement, or (ii) distribute or sell products in any future channels and distribution methods during the term of the Distribution Agreement. Furthermore, Pepsi agreed to meet and confer in good faith with us regarding the terms and conditions upon which Pepsi might be willing to sell or distribute products, either directly or through local sub-distributors, in certain other additional countries. The Distribution Agreement includes other customary provisions, including non-competition covenants in favor of the Company, representations and warranties, indemnification provisions, insurance provisions and confidentiality provisions. As agreed to with Pepsi, we began shipments to The Pepsi Bottling Group (Canada), ULC ("Pepsi Canada") in the fourth quarter of 2023 and distribution to the Canada market in January 2024. Additionally, under the terms of a channel transition agreement entered into with Pepsi (the "Transition Agreement"), we received payments from Pepsi in exchange for the transition of certain existing distribution rights to Pepsi. In connection with the Distribution Agreement and Transition Agreement, we terminated certain distribution agreements to transition certain territory rights to Pepsi. In connection with entering into the foregoing agreements with Pepsi, we issued and sold to Pepsi approximately 1.5 million shares of our Series A Preferred Stock ("Series A" or "Series A Preferred Stock") in exchange for cash proceeds of $550 million, excluding transaction costs. For additional information about our agreements with Pepsi, see Note 4. *Revenue,* Note 11. *Related Party Transactions* and Note 12. *Mezzanine Equity* to our consolidated financial statements contained elsewhere in this Report and the *Customers* section below.

Domestic

In the U.S. and Canada, we market and sell CELSIUS® products across a diverse range of retail channels, including supermarkets, convenience stores, drugstores, nutritional stores, food service providers, and mass merchants. Our products are widely available in major retail segments, including conventional grocery, natural food stores, convenience stores, fitness centers, mass market retailers, vitamin specialty stores, and e-commerce platforms.

Domestically, we distribute our products through a combination of direct-store delivery ("DSD") networks, independent distributors, and direct sales to retailers. Additionally, our products are available online through leading e-commerce platforms, including Amazon, Instacart, and Walmart.com, ensuring broad accessibility for consumers.

International

Our 2024 international growth initiatives made significant strides in expanding CELSIUS® energy drinks' presence in key global markets. We distribute our products in various foreign regions through regional and country-specific distribution partners, leveraging local market expertise to optimize distribution and brand visibility. With partnerships spanning Canada, Europe, and the Asia-Pacific region, we have strategically positioned the brand to meet growing global demand. Notably, sales commenced in France, New Zealand, and Australia in the fourth quarter of 2024, complementing our earlier launches in the United Kingdom and Ireland during the second half of 2024. These efforts demonstrate our commitment to leveraging partnerships, such as those within the Suntory Group, to drive product availability and brand visibility in both established and emerging markets, while utilizing local market expertise to optimize our global expansion strategies.

Customers

Our customer base primarily consists of distributors, e-commerce retailers, and various brick-and-mortar outlets such as grocery and convenience stores, club stores, and health-focused locations such as gyms and nutrition stores. To support and incentivize the distribution, sales and marketing of our products, we rely on and provide various financial incentives. These incentives include but are not limited to volume-based rebates and promotions, placement fees, listing fees, and other discounts.

In 2024, sales to Pepsi constituted 54.7% of our total net revenue, and receivables from Pepsi represented 62.2% of our total receivables as of December 31, 2024. The loss of Pepsi as a customer could significantly impact our operations, potentially resulting in a material adverse effect on our financial results.

Sales and Marketing

In our sales and marketing approach, we prioritize differentiation, ensuring our brands and products stand out visually and distinctively from other beverages on the shelves of retailers. We continuously review and refresh our products and packaging to maintain uniqueness and appeal. In addition to maximizing product visibility in stores, we focus on developing brand awareness through targeted marketing initiatives, such as sporting events, print, radio, and television advertising, alongside direct sponsorships and endorsements to promote our brands. Additionally, our branded vehicles are deployed at events for product sampling and enhancing consumer engagement.

Seasonality

As is common in the functional energy drink industry, product sales tend to be seasonal, with the highest volumes typically occurring during the second and third calendar quarters, aligning with the warmer months in our key markets. However, over the course of a full year, these seasonal fluctuations have not had a material impact on our financial results.

Competition

Our products compete broadly with not only functional energy drinks, but all categories of non-alcoholic liquid refreshments. The functional energy drink and liquid refreshment sectors are highly competitive, and include international, national, regional and local producers and distributors. Our direct competitors in the functional energy drink sector include but are not limited to Monster Beverage Corporation, Red Bull GmbH, The Coca-Cola Company, Pepsi, Keurig Dr Pepper Inc., Nestlé S.A., BlueTriton Brands, Starbucks Corporation, Congo Brands, and Molson Coors.

Intellectual Property Rights

We have registered the CELSIUS® and MetaPlus® trademarks, among others, with the U.S. Patent and Trademark Office, as well as a number of trademarks in other countries where our products are distributed and sold. Our trademarks are of considerable value and importance to our business, and we actively maintain and renew these registrations to ensure their continued validity.

To protect the proprietary nature of our MetaPlus® formulation and product formulas, we employ measures such as confidentiality agreements with our contract packers and ingredient suppliers. We maintain these formulas as trade secrets, which we believe is the preferable method of protection, as patenting would require disclosure.

In addition, we assert copyright ownership of the statements, graphics, and content on our product packaging and marketing materials. We actively pursue legal action against unauthorized use of our trademarks and copyrights. For simplicity, trademarks, service marks, logos, and trade names in this Report may appear without the ® and ™ symbols, but this does not imply a waiver of our rights or those of applicable licensors under the law.

Government Regulation

The production, distribution and sale of our products in the U.S. are subject to numerous federal, state, and local statutes and regulations, including, without limitation the Federal Food, Drug and Cosmetic Act, the Federal Trade Commission Act, and the Occupational Safety and Health Act. Additionally, various environmental statutes and regulations apply to the production, transportation, sale, safety, advertising, labeling, packaging, and ingredients of our products. This includes adhering to data privacy and personal data protection laws and regulations, such as the California Consumer Privacy Act of 2018, in applicable jurisdictions.

We are also subject to various state laws, including California's Proposition 65, which requires that a specific warning appears on any product that contains a component listed by California as having been found to cause cancer or birth defects. While none of our products are required to display warnings under this law, we cannot predict whether an important component of any of our products might be added to the California list in the future. We also are unable to predict whether or to what extent, a warning under this law would have an impact on costs or sales of our products.

Internationally, we rely on outsourced manufacturing and distribution channels, which are subject to compliance with the laws and regulations in the foreign countries where our products are sold. Certain international markets, including countries in the European Union, have specific energy drink standards and ingredient restrictions that we closely monitor and with which we must comply.

Compliance with Environmental Laws

Our co-packers and internal manufacturing facilities in the U.S. are subject to federal, state and local environmental laws and regulations, including those relating to air emissions, the use of water resources and recycling. Similarly, our operations in other countries are governed by respective environmental laws. Changes in environmental compliance mandates, and any expenditures necessary to comply with such requirements, have not to date had a material adverse effect on our capital expenditures, financial results, competitive position or future growth.

Container Deposits

Measures have been enacted in various localities and states that require that a deposit be charged for certain non-refillable beverage containers. The precise requirements imposed by these measures vary by jurisdiction. For certain localities and states, we are required to collect deposits from our customers and to remit such deposits to the respective jurisdictions based upon the number of cans and bottles of certain carbonated and non-carbonated products sold in such states. In many instances, we rely on third party providers and distribution partners to assist with our compliance with the requirements of these regulations.

Other deposit, recycling or product stewardship proposals have been introduced in certain states and localities and in Congress, and we anticipate that similar legislation or regulations may be proposed in the future at the local, state and federal levels, both in the U.S. and elsewhere.

Human Capital Resources

As of December 31, 2024, the Company employed 1,073 people globally, including both direct employees and those engaged through professional employer organizations. This total includes 965 in the Americas (comprising 959 in the U.S. and 6 in Canada), 101 in the EMEA region, and 7 in the APAC region.

Employees

We believe people are our most important assets, and we strive to attract and retain high-performing talent. Through comprehensive and competitive compensation and benefits, ongoing employee education and development, and a focus on health and well-being, we strive to support our employees in all aspects of their lives.

We believe we have a talented, motivated and dedicated team, and work to create an inclusive, safe and supportive environment for all team members.

As a global organization, we recognize and respect the diverse cultural, economic, and regulatory landscapes in which we operate. We aim to adapt our talent management strategies to ensure that we equitably support the members of our global workforce, including tailoring our strategies on a regional basis, whether through localized compensation packages, regional professional development opportunities, or culturally inclusive benefits.

As of December 31, 2024, none of our domestic employees, and only a limited number of our employees located in Europe, were represented by a labor union or have terms of employment that are subject to a collective bargaining agreement. We consider our relationships with our employees to be good and have not experienced any work stoppages.

Diversity

We believe that our culture celebrates diverse talent, individual identity, and different points of view, which includes empowering our employees to contribute new ideas that may contribute to our success. Additionally, women and racial and ethnic minorities collectively constitute a meaningful part of our overall workforce across all levels of our global organization.

Culture and Engagement

We believe empowering employees at all levels is essential to the ongoing improvement of our organization. Open and honest communication among team members, managers and leaders helps create an open, collaborative work environment in which everyone can contribute, grow and succeed. Team members are encouraged to approach their managers with questions, feedback or concerns. We also encourage regular, live communication across the organization and host quarterly global town halls with our senior leadership.

We strive to improve our culture by soliciting employee feedback through surveys, focus groups, and one-on-one meetings. We highly value this feedback, which plays an important role in driving positive change within our policies, culture, and engagement strategies.

Leadership, Training and Development

We focus on investing in our global workforce through learning opportunities designed to enhance our employees' leadership skills and capabilities and to otherwise equip our global workforce with the skills they need to perform effectively while simultaneously improving engagement and retention. We provide formal and informal learning programs, which are designed to help our employees grow and strengthen their skills throughout their careers. We offer a variety of programs that contribute to our leadership, training and development goals, and comprehensive coaching and mentoring programs that support leadership and employee development.

We have designed our leadership development programs to identify and nurture future leaders at every level. We prioritize succession planning, ensuring a pipeline of talent ready to take on leadership roles. Our leadership programs emphasize emotional intelligence, strategic thinking, and decision-making skills, which empower employees to step into leadership positions with confidence and the skills they need to succeed.

Compensation and Benefits

We believe in competitive and equitable compensation that enables our employees to share in our success. We recognize that our people are most likely to thrive when they have the resources necessary to meet their needs and the time and support to succeed in their professional and personal lives. To support this, we offer a wide variety of benefits for our employees around the world and invest in tools and resources designed to support our employees' individual growth and development.

Our compensation programs are designed to reinforce our growth agenda and talent strategy, as well as to drive a strong connection between the contributions of our employees and their pay. We conduct annual pay equity analyses to help ensure that our base pay structures are fair and to identify and address potential issues or disparities by appropriately adjusting base pay. Also, as permitted by local law, we perform an annual adverse impact analysis on base pay, annual incentives, and long-term incentives to help ensure fairness.

We provide compensation packages designed to attract and retain talent while maintaining alignment with the market. We believe the structure of our compensation packages provides the appropriate incentives to attract, retain and motivate our employees.

Our base pay aligns with employee positions, skill levels, experience, and geographic location. Additionally, we provide competitive employee benefits packages, which vary by country and region. These employee benefits packages may include: employee assistance programs, medical and dental insurance, vision insurance, well-being rewards programs, core and supplemental life insurance, long and short-term disability, accident and critical illness insurance, retirement savings plans, prepaid legal services, healthy rewards programs, identity theft assistance, financial courses and advisors, vacation and holiday pay, annual incentive awards, recognition programs, and equity awards for eligible employees.

The Compensation Committee of our Board of Directors (the "Board") provides oversight of our policies and strategies relating to talent, leadership and culture, including diversity, equity and inclusion, as well as the Company's compensation philosophies and programs. The Compensation Committee also evaluates and approves our compensation plans, policies and programs applicable to our senior executives. In addition, the Compensation Committee oversees succession planning and talent development for our senior executives.

We believe our approach to human capital resources has been instrumental in our growth and has made us a desirable destination for employees.

Available Information and Use of Our Company Website to Disseminate Information

This Report, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements on schedule 14A and all amendments to those reports are made available free of charge through the Company's website, at www.celsiusholdingsinc.com, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. Additionally, the foregoing reports and amendments thereto are available on the SEC's website at www.sec.gov.

We inform our investors and the public of material corporate information through various channels, including SEC filings, press releases, public conference calls, webcasts, and our official corporate website at www.celsiusholdingsinc.com. We have used, and expect to continue to use, our website as a means of disclosing material information to the public in a broad, non-exclusionary manner, including for purposes of the SEC's Regulation Fair Disclosure (Reg FD). This information may include, without limitation, updates on our financial performance, significant personnel changes, brand developments, and other pertinent matters. We regard the content posted on our corporate website as potentially material to our investors. Therefore, we encourage our investors, the media, customers, consumers, business partners, and other stakeholders to regularly review the materials we disseminate through these platforms. Periodically, we may modify the list of communication channels for disseminating material information. Any such changes will be communicated and updated on our website. Information contained on, or accessible through, our website is not a part of, and is not incorporated by reference into, this Report or any other filings we make with the SEC.

Item 1A. Risk Factors.

In addition to the other information contained in this Report, including in Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* and the consolidated financial statements and related notes thereto, you should carefully consider the following risks. The occurrence of any of the events discussed below could significantly and adversely affect our business, prospects, results of operations, financial condition, and cash flows.

Risk Factors Related to Our Business

We rely on distributors to distribute our products in the DSD sales channel and in international markets. If we are unable to maintain good relationships with our existing distributors, our business will suffer.

We distribute CELSIUS® in the DSD sales channel by entering into agreements with direct-to-store delivery distributors having established sales, marketing and distribution organizations. During August 2022 we entered into an exclusive distribution agreement with Pepsi for certain parts of the U.S., and we extended this relationship during 2023 and 2024 to certain parts of Canada. During 2024, we entered into exclusive distribution agreements with Suntory and its affiliated entities ("Suntory Group"). These agreements include Lucozade Ribena Suntory Limited for the United Kingdom of Great Britain and Northern Ireland, the Channel Islands, the Isle of Man, and the Republic of Ireland; Frucor Suntory Australia Pty Limited and Frucor Suntory New Zealand Limited for Australia and New Zealand, respectively; and Orangina Schweppes France and Schweppes Suntory Benelux SA for France, Monaco, Belgium, Luxembourg, and the Netherlands. We are substantially reliant on each of these multiyear arrangements and their respective counterparties for the distribution of our products in the applicable territories. We anticipate that we will extend these or establish additional distributor arrangements as we continue to expand our operations. These significant distributors are, and certain of our additional distributors may also be, affiliated with and manufacture or distribute other beverage products. In many cases, such products compete directly with our products. The sales and distribution efforts of our distributors are important for our success. If CELSIUS® proves to be less attractive to our distributors or if we fail to attract new or replacement distributors, or our distributors do not market and promote our products with greater or similar focus in preference to the products of our competitors, then we may not have any meaningful recourse or be able to replace such distributors in a timely manner, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We have extensive commercial arrangements with Pepsi and, as a result, significant disagreements with Pepsi or a termination of these arrangements could materially adversely impact our financial position and results of operations.

In 2024, sales to Pepsi constituted 54.7% of our total net revenue, and receivables from Pepsi represented 62.2% of our total receivables as of December 31, 2024. Pepsi is our primary distribution supplier for our products in the U.S. and the exclusive distributor of our products in select territories in Canada. As a result, we have reduced our distributor diversification and are dependent on Pepsi's domestic and Canadian distribution platforms. Given the significant concentration of our supply chain with Pepsi, Pepsi can affect our strategic decision making as we seek to expand and grow our product lines, and any significant disagreement or a termination of our arrangements with Pepsi could prevent us from distributing our products and would have a material adverse effect on our business, financial condition, results of operations, and cash flows.

If we fail to manage future growth effectively, our business could be materially adversely affected.

We have experienced rapid growth in the past and we expect our expansion to continue as we enter more markets internationally. During the year ended December 31, 2024, we grew to 1,073 employees, and we expect to further expand our hiring and marketing efforts; however, we can provide no assurance that our business or revenue will continue to grow, and any growth may place significant demands on management and our operational infrastructure. As we continue to grow, we must manage such growth effectively by successfully integrating, developing and motivating a large number of new employees, while maintaining the beneficial aspects of our company culture. If we do not manage the growth of our business and operations effectively, the quality of our products and efficiency of our operations could suffer and we may not be able to execute on our business plan, which could harm our brand, and have a material adverse effect on our business, financial condition, results of operations, and cash flows. Accordingly, we cannot guarantee that we will achieve our planned growth, or that we will continue to sustain such growth or performance.

Our demand generation strategies through social media and the use of third-parties, including celebrities, social media influencers, and others may expose us to risk of negative publicity, litigation, and/or regulatory enforcement action, which could impact our future profitability.

We rely on marketing through social media and by social media influencers and celebrity spokespersons that represent the Celsius brand to generate demand for our products. The promotion of our brand, products, and services through social media and by social media influencers and celebrities is subject to FTC regulations and guidance, including, for example, a requirement to disclose any compensatory arrangements between us and influencers in any reviews or public statements by such influencers about the Company or our products. These social media influencers and celebrities, with whom we maintain relationships, could engage in activities or behaviors or use their platforms to communicate directly with our customers in a manner that violates applicable requirements or reflects poorly on our brand and that behavior may be attributed to us or otherwise adversely affect us. In addition, influencers and celebrities who are associated with us may engage in behavior that is unrelated to us but that causes damage to our brand because of these associations or may make claims against us whether or not based on facts. In addition, false information about our products and our ingredients has been and, in the future, may be distributed through social media. Due to the inherent nature of social media and the manner and speed with which such messages are spread, we may not be aware of or able to have such messages removed before they have done significant harm to our business, if at all. Any such activities or behaviors of the social media influencers or celebrities we engage, litigation with such third-parties, or our failure to adhere to regulatory requirements could have a material adverse effect on our business, financial condition, results of operations, and cash flows, and on our reputation.

Consolidation of retailers, wholesalers and distributors in the industry may result in downward pressure on sales prices, and the changing landscape of the retail market, including the growth of e-commerce, could adversely affect our results of operations.

Our industry is being affected by consolidation in retail channels, particularly in North America and Europe. Consolidation can cause significant downward pricing pressure and can impose additional costs on us. Retailers may seek lower prices from us, may demand increased marketing or promotional expenditures in support of their businesses, and may be more likely to use their distribution networks to introduce and develop private-label brands, any of which could negatively affect our profitability. As a result of increased consolidation of ownership and purchasing power in the retail industry, large retailers with increased purchasing power may reduce the prices which they are willing to pay for our products and may also adversely impact our ability to compete in many markets. Additionally, our smaller customers' ability to compete with large retailers may be adversely impacted, resulting in their inability to pay for our products, which, in turn, would reduce our sales. Any inability to successfully manage the potential impact of these commercial changes could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our industry is also being affected by the growth in sales through e-commerce retailers, e-commerce websites, mobile commerce applications and subscription services, which may result in a shift away from physical retail operations to digital channels. We may not be able to develop and maintain successful relationships with existing and new e-commerce retailers without suffering a deterioration of our relationships with key customers operating physical retail channels. If we are unable to successfully adapt to the rapidly changing retail landscape, including the growth in digital commerce, our share of sales, volume growth, and overall financial results could be negatively affected. In addition, our success depends in part on our ability to maintain good relationships with key retail customers. The loss of one or more of our key retail customers could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We predominantly rely on co-packers to manufacture our products. If we are unable to maintain good relationships with our co-packers or their ability to manufacture our products becomes constrained or unavailable to us, our business could suffer.

We directly manufacture a portion of our products but outsource the majority of manufacturing to co-packers. Within North America, we have established a network model that leverages co-packers and warehousing across various geographical areas. This model also includes alternative warehousing and co-packing arrangements to mitigate risks and reduce our reliance on any single geographical area. These co-packers may not be able to fulfill our demand as it arises, or they may fail to meet our product specifications, could begin to charge rates that make using their services cost inefficient or may simply not be able or willing to provide their services to us on a timely basis or at all. There could also be food safety concerns or other regulatory compliance issues with our co-packers, which could require them to (temporarily or permanently) cease manufacturing product and/or necessitate destruction of product that they have already manufactured. In the event of any disruption or delay in production of product by our co-packers, whether caused by a rift in our relationship or the inability of our co-packers to manufacture our products as required, we would need to secure the services of alternative co-packers. We may be unable to procure alternative packing facilities at commercially reasonable rates or within a reasonably short time period, and any such transition could be costly. Although, as discussed below, we acquired one of our co-packers on November 1, 2024, such acquisition presents additional risks and does not mitigate the risks presented by our continued use of co-packers, any of which risks could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We may not be able to successfully integrate Alani Nu or other businesses that we may acquire.

Our ability to successfully implement our business plan and achieve targeted financial results is dependent on our ability to successfully integrate Alani Nu and other businesses that we may acquire in the future. The process of integrating Alani Nu, and any other acquired businesses, involves risks. These risks include, but are not limited to:

- demands on management related to the increase in the size of our business;
- diversion of management's attention from the management of daily operations;
- difficulties in the assimilation of different corporate cultures and business practices;
- difficulties in conforming the acquired company's accounting policies to ours;
- retaining employees who may be vital to the integration of departments, information technology systems, including accounting systems, technologies, books and records, and procedures, and maintaining uniform standards, such as internal controls, procedures, and policies; and
- costs and expenses associated with any undisclosed or potential liabilities.

Failure to successfully integrate Alani Nu or any other acquired businesses may result in reduced levels of revenue, earnings, or operating efficiency than might have been achieved if we had not acquired such businesses.

In addition, the acquisition of Alani Nu will result, and any future acquisitions could result, in the incurrence of additional debt and related interest expense, contingent liabilities, and amortization expenses related to intangible assets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to achieve the benefits that we expect to realize as a result of the acquisition of Alani Nu. Failure to achieve such benefits could have an adverse effect on our financial condition and results of operations.

We may not be able to realize anticipated cost savings, revenue enhancements, or other synergies from the acquisition of Alani Nu, either in the amount or within the time frame that we expect. In addition, the costs of achieving these benefits may be higher than, and the timing may differ from, what we expect. Our ability to realize anticipated cost savings, synergies, and revenue enhancements may be affected by a number of factors, including, but not limited to, the following:

- the use of more cash or other financial resources on integration and implementation activities than we expect;
- unanticipated increases in expenses unrelated to the acquisition of Alani Nu, which may offset the expected cost savings and other synergies from such acquisition;
- our ability to eliminate duplicative back office overhead and redundant selling, general, and administrative functions; and
- our ability to avoid labor disruptions in connection with the integration of Alani Nu, particularly in connection with any headcount reduction.

While we expect the acquisition of Alani Nu to create significant opportunities to reduce our combined operating costs, these cost savings reflect estimates and assumptions made by our management, and it is possible that our actual results will not reflect these estimates and assumptions within our anticipated timeframe or at all. If we fail to realize anticipated cost savings, synergies, or revenue enhancements, our financial results may be adversely affected, and we may not generate the cash flow from operations that we anticipate.

Alani Nu may have liabilities that are not known to us.

Alani Nu may have liabilities that we failed, or were unable, to discover in the course of performing our due diligence investigations. We cannot assure you that the indemnification available to us under the acquisition agreement in respect of the acquisition of Alani Nu or the representation and warranty insurance procured by us in connection with such agreement will be sufficient in amount, scope or duration to fully offset the possible liabilities associated with Alani Nu's business or property that we will assume upon consummation of our acquisition of Alani Nu. We may learn additional information about Alani Nu that materially adversely affects us, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Growth through acquisitions involves a number of risks and an inability or failure to address the challenges associated with strategic transactions and related integration risks could adversely affect our business and results of operations.

We regularly review and evaluate potential acquisitions, joint ventures, distribution agreements, divestitures, and other strategic transactions. The success of these transactions is dependent upon, among other things, our ability to realize the full extent of the expected returns, benefits, cost savings or synergies as a result of a transaction, within the anticipated time frame, or at all, and receipt of necessary consents, clearances and approvals. Failure to successfully complete or manage strategic transactions could adversely affect our business. If we do not successfully integrate and manage our acquired businesses, brands or bottling operations, or if we are unable to realize a significant portion of the anticipated benefits of our joint ventures or strategic relationships, our business and financial results could suffer.

Growth through acquisitions involves a number of risks, including, but not limited to the following:
- the ability to identify and consummate transactions with complementary acquisitions candidates;
- the successful operation and integration of acquired companies;
- the efficiency and effectiveness of the acquired companies' internal control environment;
- diversion of management's attention from other daily functions;
- issuance by us of equity securities that would dilute ownership of our existing stockholders;
- incurrence or assumption of significant debt and contingent liabilities; and
- possible loss of key employees and/or customer relationships of the acquired companies.

On November 1, 2024, we acquired all of the equity interests of Big Beverages Contract Manufacturing L.L.C. ("Big Beverages"), a canned beverage manufacturer and co-packing partner of the Company. Acquisitions such as this, involving businesses, brands or bottling operations may involve significant challenges and risks, and the expected benefits may take longer to realize than expected or may not be realized at all. Our business may also be adversely affected if we are unable to successfully integrate this or other acquired businesses, brands or bottling operations, or if we are unable to consolidate such operations. To the extent we integrate Big Beverages or other acquired businesses, brands or bottling operations, it is possible that we will not realize the expected benefits from any such completed acquisition over the timeframe we expect, or at all, or that our existing operations will be adversely affected as a result of such acquisitions. Integrating the operations of Big Beverages or other acquired businesses, brands or bottling operations can be a difficult, costly and time-consuming process that involves a number of risks including, but not limited to, the integration of company cultures and management teams, retaining key employees and customers, increased exposure to certain governmental regulations and compliance requirements, increased costs, and use of resources. We may face difficulties in operating through new business models and/or supply chain models, or in new categories or territories, and challenges in extending Company controls (including internal controls over financial reporting, disclosure controls and procedures, data protection and cybersecurity), policies and governance structures (including with respect to food safety and quality, occupational safety, and sustainability) to Big Beverages or other newly acquired businesses, brands or bottling operations, which may result in increased costs and negative publicity. The costs of achieving benefits from our acquisition of Big Beverages or other acquisitions could be higher than we expected. Therefore, the acquisition and integration of Big Beverages or other acquired businesses, brands or bottling operations may not contribute to our earnings as expected, we may not achieve profit margin targets when expected, or at all, and we may not achieve the other anticipated strategic financial benefits of such transactions. Any such failure could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our customers are material to our success. If we are unable to maintain good relationships with our existing customers, our business could suffer.

Our customers, including distributors, grocery chains, convenience chains, drug stores, nutrition stores, mass merchants, club warehouses and other customers, may decide for any reason or no reason at all to discontinue carrying all or any of our products, which could cause our business to suffer. Such decisions are outside of our control and may be made based upon any number of reasons, including cost, changing consumer tastes and preferences and the availability of competing products. Such a loss of customers could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Increases in cost or shortages of raw materials or increases in costs of co-packing could harm our business.

The principal raw materials used in producing our products are flavors and ingredient blends as well as aluminum cans, the prices of which are subject to fluctuation. We are uncertain whether the prices of any of the foregoing or any other raw materials or ingredients we utilize will rise in the future and whether we will be able to pass any of such increases on to our customers. We do not use hedging agreements or alternative instruments to manage the risks associated with securing sufficient ingredients or other raw materials. In addition, some of these raw materials, such as our sleek 12 ounce can, are available only from a limited number of suppliers. In the past, our industry has experienced shortages of aluminum cans. Periodic and often unpredictable industry-wide shortages of raw materials, including aluminum cans, could disrupt or delay the production of certain products and adversely affect our financial performance. As alternative sources of supply may not be available, any interruption in the supply of such raw materials could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We must continually maintain, protect or upgrade our information technology systems, including protecting us from internal and external cyber-security threats.

Information technology enables us to operate efficiently, interface with customers, maintain financial accuracy and efficiency and accurately produce our financial statements. If we do not appropriately allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the exposure of private data, the loss of customers, business disruptions, or the loss of or damage to our intellectual property or brand image through security breaches, including internal and external cyber-security threats. Cyber-security attacks by hackers, criminal groups or nation-state organizations are evolving and include, but are not limited to, malicious software (malware, ransomware and viruses), phishing and social engineering, cyber extortion, attempts to gain unauthorized access to networks, computer systems and data, malicious or negligent actions of employees (including misuse of information they are entitled to access) and other forms of electronic security breaches that could lead to disruptions in business systems, an inability to process customer orders or lost customer orders, unauthorized access, destruction, loss, alteration, falsification, unavailability or release of material confidential or otherwise protected information and corruption of data. Additionally, threat actors' use of artificial intelligence could further enhance the frequency and effectiveness of such attacks. Such cyberattacks could result in violations of data protection laws and regulations, damage to the reputation and credibility of the Company, loss of opportunities to acquire or divest of businesses, and loss of ability to commercialize products developed through research and development efforts, any of which could require us to spend significant financial or other resources to remedy, and, therefore, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We also rely on relationships with third parties, including suppliers, distributors, co-packers, contractors, cloud data storage and other information technology service providers and other external business partners, for certain functions or for services in support of our operations. These third-party service providers, and partners, with whom we may share data including without limitation, for data hosting, back-office support, and other functions, are subject to similar risks as we are, relating to cyber-security, privacy violations, business interruption, and systems, as well as employee failures. While we have procedures in place for selecting and managing our relationships with third-party service providers and other business partners, we do not have control over their business operations or governance and compliance systems, practices and procedures, which increases our financial, legal, reputational and operational risk. These third parties may experience cyber-security incidents that may involve data we share with them or rely on them to provide to us, and the need to coordinate with such third-parties, including with respect to timely notification and access to personnel and information concerning an incident, may complicate our efforts to resolve any issues that arise.

In addition, if our data management systems do not effectively collect, store, process and report relevant data for the operation of our business (whether due to network or equipment malfunction or constraints, software deficiencies, cyber-security attack or human error), our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, perhaps materially. Any such impairment could have a material adverse effect on our business, financial condition, results of operations, and cash flows, and the timeliness with which we report our internal and external operating results. There are no assurances that our cyber-security insurance would be adequate in relation to any incurred losses. Moreover, as cyber-security attacks increase in frequency and magnitude, we may be unable to obtain cyber-security insurance in amounts and on terms we view as appropriate for our operations.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.

We may not correctly estimate demand for our products. Our ability to estimate demand for our products relies on various assumptions that may ultimately prove to be incorrect, particularly with regard to new products, and our estimates may be less precise during periods of growth, including in new markets. If we materially underestimate demand for our products or, as discussed above, we are unable to secure sufficient ingredients, flavors, aluminum cans and other raw materials or packaging materials for our beverage products or we experience difficulties with our co-packing arrangements, including production shortages or quality issues, we might not be able to satisfy demand on a short-term basis.

If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, our inventory levels may be inadequate, and our results of operations may be negatively impacted. If we fail to meet our shipping schedules, we could damage our relationships with distributors or retailers, increase our distribution costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our products on a timely basis, we need to maintain adequate inventory levels of the desired products. Conversely, we may experience a decrease in demand due to activities outside of our control, such as a general decrease in the demand for energy drinks, consumers shifting preferences away from our products and to our competitors or to alternative beverages, or the actions of our third-party distributors or retailers. If the inventory of our products held by our distributors or retailers is too high, they will not place orders for additional products, which could unfavorably impact our future sales. Any inability to maintain sufficient product quantities as sales increase, or to anticipate future decreases in product demand for any reason, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Significant additional labeling or warning requirements or limitations on the marketing or sale of our products may inhibit sales of our products.

Various jurisdictions may adopt additional product labeling or warning requirements or limitations on the marketing or sale of our products as a result of, among other things. the ingredients we use or allegations that our products cause adverse health effects. If these types of requirements become applicable to one or more of our products, they may inhibit sales of such products. For example, under one such law in California, known as Proposition 65, if the State has determined that a substance causes cancer, birth defects or other reproductive harm, a warning must be provided for any product sold in the state that exposes consumers to that substance, unless the exposure falls under an established safe harbor level or another exemption is applicable. During 2024, we became subject to allegations that we are violating Proposition 65, which we believe is without merit. If we were required to add Proposition 65 warnings on the labels of one or more of our products produced for sale in California, the resulting consumer reaction to the warnings and possible adverse publicity could negatively affect our sales both in California and in other markets. In addition, we are aware of ongoing efforts in the U.S. and in certain foreign countries to seek governmental review of the energy drink industry, including with respect to advertising claims, health claims, caffeine content, and marketing to individuals under the age of 18. Should we become the target of government review or experience limitations on or additional requirements with respect to the marketing or sale of our products, our business, financial condition, results of operations, and cash flows may be materially, adversely impacted.

Our continued expansion outside of the U.S. exposes us to uncertain conditions and other risks in international markets.

We have sales of products internationally in a variety of markets, and most recently began distribution through third-parties in the United Kingdom of Great Britain and Northern Ireland, the Channel Islands, the Isle of Man, the Republic of Ireland, France and Monaco, and Australia, New Zealand, and the Pacific Islands. In 2024, we established our international operations hub in Dublin, Ireland to, among other things, better support our international expansion goals. In support of these goals, we aligned our global operating model with international business strategies and evolving tax regulations. While these efforts are intended to enhance our international growth and tax strategies, they expose us to risks including, challenges in complying with complex and evolving tax laws, transfer pricing regulations, and local ingredient requirements across multiple jurisdictions. Changes in tax laws or regulatory enforcement priorities could adversely impact the anticipated benefits of our restructuring or result in increased tax liabilities, disputes, or penalties. As our growth strategy includes continuing the expansion in these and other international markets, if our current efforts are unsuccessful or if we are unable to continue to expand distribution of our products outside the U.S., our growth rate could be adversely affected. Although we do, and we intend to continue to, sell through established distributors in international markets, we have limited or no operating experience in many of such markets, and it may be costly to promote our brands in international markets.

We face and will continue to face substantial risks associated with foreign distribution and sale of our products, including economic or political instability in various international markets; fluctuations in foreign currency exchange rates; restrictions on or costs relating to the repatriation of foreign profits to the U.S., including possible taxes or withholding obligations on any repatriations; and tariffs or trade restrictions. Also, distribution and sale of products outside of the U.S. are subject to risks relating to appropriate compliance with legal and regulatory requirements in local jurisdictions, potentially higher product damage rates if our products are shipped long distances, potentially higher incidence of fraud or corruption, credit risk of distributors and potentially adverse tax consequences. Our products have also been sold without our consent outside of our distribution networks which can, among other things, expose us to regulatory scrutiny should our products be sold or consumed in markets without proper approvals. In addition, U.S. based brands could be subjected to unfavorable global sentiment based on geopolitical factors that are outside of our control. Any of these risks, or a failure to achieve the intended outcomes for our international operations hub, could have a significant impact on our ability to distribute and sell our products on a competitive basis in international markets or result in the imposition of fines or lost revenue, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Numerous U.S. and international laws, including export and import controls, affect our ability to compete in international markets.

U.S. export control laws and economic and trade sanctions prohibit the provision of certain products and services to U.S. embargoed or sanctioned countries, governments and persons. Even though we take precautions to prevent our products from being shipped or provided to embargoed countries and U.S. sanctions targets, they could be shipped, or provided by our distributors, to those countries and targets despite such precautions. The provision of goods in violation of U.S. export controls or sanctions could have negative consequences for our business, including government investigations, penalties and reputational harm. We must also comply with U.S. import laws.

U.S. laws such as the Foreign Corrupt Practices Act (the "FCPA") also impact our international activities. We are subject to the FCPA and other laws that prohibit improper payments and offers to foreign officials and political parties for the purpose of obtaining or retaining business. Selling products into international markets, including through distributors, creates the risk of unauthorized payments or offers, for which we may be held responsible. Violations of the FCPA or other applicable anti-corruption and anti-bribery laws may result in severe criminal or civil sanctions, or other liabilities, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Changes in export and import regulations, economic sanctions and related laws, shifts in the enforcement or scope of existing regulations, changes in the countries, governments or persons targeted by such regulations and the imposition of tariffs may create delays in the introduction and sale of our products in international markets, result in decreased ability to export or sell our products to existing or potential customers with international operations or in some cases, prevent the export or import of our products to certain countries, governments or persons.

Actions taken with respect to new or increased tariffs or trade relations between the U.S. and other countries, could impact the cost and availability of our products, including our raw materials used in production. These impacts may lead to higher prices or reduced availability, which could negatively affect our sales performance. Retaliatory actions by other countries may also have an adverse impact on the Company. The failure to comply with applicable current or future U.S. import, export control, sanctions and anti-corruption laws, including U.S. Customs regulations, could expose us and our employees to substantial civil or criminal penalties, fines and in extreme cases, incarceration. In addition, if our distributors fail to obtain appropriate import, export or re-export licenses or authorizations, or otherwise act in accordance with applicable laws, we may be adversely affected through reputational harm and penalties, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We depend upon our trademarks and proprietary rights, and any failure to protect our intellectual property rights or any claims that we are infringing upon the rights of others may adversely affect our competitive position.

Our success depends, in large part, on our ability to protect our current and future brands and products and to defend our intellectual property rights. We cannot be sure that trademarks will be issued with respect to any future trademark applications or that our competitors will not challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by us.

Our products are manufactured using our proprietary blends of ingredients. These blends are created by third-party suppliers to our specifications and then supplied to our co-packers. Although all of the third parties in our supply and manufacture chain execute confidentiality agreements, there can be no assurance that our trade secrets, including our proprietary ingredient blends will not become known to competitors.

We believe that our competitors, many of whom are more established, may be able to replicate or reverse engineer our processes, brands, flavors, or our products in a manner that could circumvent our protective safeguards. Therefore, we cannot give you any assurance that our confidential business information will remain proprietary. Any such loss of confidentiality could diminish or eliminate any competitive advantage provided by our proprietary information, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

If we fail to comply with data privacy and personal data protection laws, we could be subject to adverse publicity, government enforcement actions or private litigation, which may negatively impact our business and operating results.

We receive, process, transmit and store information relating to certain identified or identifiable individuals ("personal data"), including current and former employees, in the ordinary course of business. As a result, we are subject to various U.S. federal and state and foreign laws and regulations relating to personal data. These laws are subject to change, and new personal data legislation may be enacted in other jurisdictions at any time. In the European Union, the General Data Protection Regulation (the "GDPR") became effective in May 2018 for all member states. The GDPR includes operational requirements for companies receiving or processing personal data of residents of the European Union different from those that were previously in place and also includes significant penalties for noncompliance. Other examples of certain requirements we face include those with respect to the Health Insurance Portability Act, the California Consumer Privacy Act (the "CCPA"), the California Privacy Rights Act, the Colorado Privacy Act, and the Virginia Consumer Data Protection Act. Any such legislation can impose onerous and costly requirements on companies. For example, the CCPA provides a private right of action and statutory damages for certain data breaches and imposes operational requirements on companies that process personal data of California residents, including making disclosures to consumers, employees and B2B contacts about data collection, processing and sharing practices and allowing consumers to opt out of certain data sharing with third-parties.

Changes introduced by the GDPR, the CCPA, and such other legislation, as well as other changes to existing personal data protection laws and the introduction of such laws in other jurisdictions, and changes to regulation, industry standards and contractual obligations, subject the Company to, among other things, additional costs and expenses and may require costly changes to our business practices and security systems, policies, procedures and practices. The interpretation and application of these laws and regulations are often uncertain and evolving; as a result, there can be no assurance that our data protection measures will be deemed adequate by a regulator or court. There can be no assurances that our security controls over personal data, training of personnel on data privacy and data security, vendor management processes, and the policies, procedures and practices we implement will prevent the improper processing or breaches of personal data. Data breaches or improper processing, or breaches of personal data in violation of the GDPR, the CCPA or of such other personal data protection or privacy laws and regulations in existence today or in the future, could harm our reputation, cause loss of consumer confidence, subject us to government enforcement actions (including fines), and mandatory corrective action, or result in private litigation against us, which may result in potential loss of revenue, increased costs, liability for monetary damages or fines or criminal prosecution, thereby materially adversely affecting our business, financial condition, results of operations, and cash flows.

We may incur material losses as a result of product recalls, regulatory enforcement actions and liabilities related to our products.

Potential contamination that could cause foodborne illness, the presence of undisclosed major food allergens, and/or other food safety concerns, whether or not caused by our actions, could lead to a voluntary product recall, regulatory enforcement action and/or private litigation. This could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

There are costs associated with undertaking a product recall, which may not be fully covered by our current and/or future insurance policies. If product is recalled and inventory is destroyed because of a food safety concern, it could also lead to loss of sales due to unavailability of product. Additionally, a recall could decrease future demand for product from existing customers and/or increase difficulty in attracting new customers. If the recall is a result of actions of a co-packer, raw material supplier, or packaging material supplier, it could also result in damage to the relationship with that entity, which could potentially disrupt the supply of product(s) and/or increased costs associated with manufacturing the product(s).

There may also be regulatory action from federal, state, or local agencies if a product is deemed to be adulterated and/or misbranded due to contamination, undisclosed major food allergens, or other food safety issues. It could, for example, result in the issuance of a warning letter or another type of enforcement action from the FDA. There could also be state or federal civil and/or criminal penalties associated with selling an adulterated and/or misbranded food product, even if it was done so inadvertently.

We may also be liable to consumers if the consumption of any of our products causes injury, illness or death. The amount of the insurance we carry is limited, and that insurance is subject to certain exclusions and may or may not be adequate. Accordingly, consumer class action litigation or a significant product liability judgment could cause us to incur material losses. Additionally, product tampering, either on a small or large scale, such as the introduction of foreign material, chemical contaminants or pathogenic organisms into our products, could have a material adverse effect on our business, financial condition, results of operations, and cash flows. A product recall, regulatory enforcement action and/or litigation arising from any of the foregoing or otherwise, could on its own or as a result of long term reputational damage, have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The FDA could take issue with the manufacturer, composition/ingredients, packaging, marketing/labeling, storage, transportation, and/or distribution of our products.

The FDA does not pre-approve finished beverage products or the labeling of such products, so it has not approved our product formulations nor has it reviewed or approved any claims we make related to our products. If the FDA or any other governmental authority were to take issue with the claims we make about our products or other aspects of our product labeling, such as components of our facts panel, or require that we change or cease making certain claims or otherwise alter our marketing strategy, we could experience a material adverse effect on our business, financial condition, results of operations, and cash flows. If the FDA or any other governmental authority were to take issue with any of the ingredients used in our products or any of the components of the packaging materials for our products this could also have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Any type of federal, state, or local regulatory enforcement action related to the manufacturing, transportation, storage, and/or distribution of our products, whether taken against us or a third-party, such as a co-manufacturer, could also have a material adverse effect on our business, financial condition, results of operations, and cash flows. This could include, for example, an enforcement action taken against us or one of our co-packers for failing to maintain an appropriate FDA registration or comply with applicable Current good manufacturing practice ("CGMP") requirements.

The FTC regulates advertising and may review the truthfulness of and substantiation for any claim we make related to our products.

Our advertising activities are subject to regulation by the FTC under the Federal Trade Commission Act. Any actions or investigations initiated against the Company by governmental authorities or private litigants could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The shifting regulatory environment through the various jurisdictions in which our products are sold necessitates building and maintaining robust internal control systems to achieve and maintain compliance in multiple jurisdictions and increases the possibility that we may violate one or more of the legal requirements. If our operations are found to be in violation of any applicable laws or regulations, then we may be subject to, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, injunctions, or product withdrawals, recalls or seizures, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We rely on our management team and other key personnel.

We depend on the skills, experience, relationships, and continued services of key personnel, including our experienced management team. In addition, our ability to achieve our operating goals also depends on our ability to recruit, train, and retain qualified individuals. We compete with other companies both within and outside of our industry for talented personnel, and we may lose key personnel or fail to attract and retain additional talented personnel. Any such loss or failure could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In particular, our continued success will depend in part on our ability to retain the talents and dedication of key employees. Furthermore, we may not be able to locate suitable replacements for any of our key employees who leave or be able to offer employment to potential replacements on reasonable terms, all of which could adversely affect our procurement and distribution processes, sales and marketing activities, and our financial processes, and have a material adverse effect on our business, financial condition, results of operations, and cash flows.

If we fail to attract or maintain a highly skilled and diverse workforce, our business could be negatively affected.

Our business requires that we attract, develop, and maintain a highly skilled and diverse workforce. Our employees are highly sought after by our competitors and other companies, and competition for existing and prospective personnel has increased. Our continued ability to compete effectively depends on our ability to attract, retain, develop, and motivate highly skilled personnel for all areas of our organization. Moreover, the broader labor market continues to be impacted by numerous factors, including, but not limited to, wage inflation, labor shortages, increased employee turnover, changes in availability, and a shift toward remote work, which, in turn, has created a shortage of qualified workers, thereby further increasing the competitive landscape of attracting and retaining qualified workers. Consequently, we may not be able to successfully attract and maintain a highly skilled and diverse workforce that is necessary to support key capabilities such as e-commerce, social media and digital marketing and advertising, and digital analytics. Changes in immigration laws and policies could also make it more difficult for us to recruit or relocate highly skilled technical, professional, and management personnel to meet our business needs. In certain European countries where employees are represented by unions, union activity, collective bargaining disputes, or work stoppages could disrupt operations or increase costs, and local labor laws may limit our flexibility to make workforce adjustments in response to changing business needs. The unexpected loss of experienced and highly skilled employees due to an increase in aggressive recruiting for best-in-class talent could deplete our institutional knowledge base and erode our competitiveness. Further, failure to attract, retain, and develop associates from underrepresented communities can damage our business results and our reputation. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Global or regional catastrophic events could impact our operations and affect our ability to grow our business.

Because of our increasingly global presence, our business could be affected by unstable political conditions, civil unrest, protests and demonstrations, large-scale terrorist acts, especially those directed against the U.S. or other major industrialized countries where our products are distributed, the outbreak or escalation of armed hostilities, such as the ongoing conflict in the Ukraine, and the Israel Gaza Strip conflict, major natural disasters and extreme weather conditions, such as hurricanes, wildfires, tornadoes, earthquakes or floods, or widespread outbreaks of infectious diseases (such as the COVID-19 pandemic). Such catastrophic events could impact our operations and our supply chain, including the production or distribution of our products. Materials or personnel may need to mobilize to other locations. Our U.S. headquarters and a large part of our operations are located in Florida, a state at significant risk of impacts from hurricanes. Some of the raw materials we use, including certain sizes of cans, are available from limited suppliers, and a regional catastrophic event impacting such suppliers could adversely impact our operations. In addition, such events could disrupt global or regional economic activity, which could affect consumer purchasing power and consumers' ability to purchase our products, thereby reducing demand for our products. If our operations are disrupted or we are unable to grow our business as a result of these factors, our growth rate could decline, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Climate change and natural disasters may affect our business.

There is concern that a gradual increase in global average temperatures due to increased carbon dioxide and other greenhouse gases in the atmosphere could cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changing weather patterns could result in decreased agricultural productivity in certain regions, or outbreaks of diseases or other health issues, which may limit availability or increase the cost of certain ingredients used in our products and could impact the food security of communities around the world. Increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt our supply chain or impact demand for our products.

Natural disasters and extreme weather conditions, such as hurricanes, wildfires, earthquakes or floods, and outbreaks of diseases (such as the COVID-19 pandemic) or other health issues may affect our operations and the operation of our supply chain, impact the operations of our distributors and unfavorably impact our consumers' ability to purchase our products. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs, and may require us to make additional investments in facilities and equipment. Changes in applicable laws, regulations, standards or practices related to greenhouse gas emissions, packaging and water scarcity, and reporting requirements with respect thereto, as well as initiatives by advocacy groups in favor of certain climate change-related laws, regulations, standards or practices, may result in increased compliance costs, capital expenditures and other financial obligations, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Sales of our products may also be influenced to some extent by weather conditions in the markets in which we operate. We, along with our co-packers, use a number of key ingredients in the manufacture of our products that are derived from agricultural commodities. Increased demand for food products and decreased agricultural productivity in certain regions of the world as a result of changing weather patterns and other factors may limit the availability or increase the cost of such agricultural commodities and could impact the food security of communities around the world. Weather conditions, therefore, may influence consumer demand for certain of our products and otherwise impact our business and operations, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The ongoing Russia-Ukraine conflict and Israel's regional conflicts may adversely impact our business operations and financial performance.

U.S. and global markets have and may continue to experience volatility and disruption resulting from the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and Israel's regional conflicts. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization ("NATO") deployed additional military forces to eastern Europe, and the U.S., the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the U.S., have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of Israel's regional conflicts and the resulting measures that have been taken, and could be taken in the future, by NATO, the U.S., the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to ongoing market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any new or continuing sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. These ongoing conflicts and the resulting geopolitical instability could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Risk Factors Related to Our Industry

We are subject to significant competition by other companies in the functional beverage product industry.

The functional beverage product industry is highly competitive. The principal areas of competition are pricing, packaging, distribution channel penetration, development of new products and flavors and marketing campaigns. Our products compete with a wide range of beverages produced by a relatively large number of manufacturers, many of which have substantially greater financial, marketing and distribution resources and name recognition than we do.

Important factors affecting our ability to compete successfully include the taste and flavor of our products, trade and consumer promotions, rapid and effective development of new, unique cutting-edge products, attractive and different packaging, branded product advertising and pricing. Our products compete with all liquid refreshments and with products of much larger competitors with significantly greater financial resources, such as Monster Beverage Corporation, Red Bull GmbH, The Coca-Cola Company, Pepsi, Keurig Dr Pepper Inc., Nestlé S.A., BlueTriton Brands, Starbucks Corporation, Congo Brands and Molson Coors. We also compete with companies that are smaller or primarily local in operation. Our products also compete with private label brands such as those carried by supermarket chains, convenience store chains, drug store chains, mass merchants and club warehouses. New competitors continue to emerge, some of which target specific markets of ours as well as the health and wellness space. This may require additional marketing expenditures on our part to remain competitive.

The growth in sales through e-commerce retailers, e-commerce websites, mobile commerce applications and subscription services may result in a shift away from physical retail operations to digital channels and a reduction in impulse purchases. Further, the ability of consumers to compare prices on a real-time basis using digital technology puts additional pressure on us to maintain competitive prices. Sales in gas chains may also be affected by improvements in fuel efficiency and increased consumer preferences for electric or alternative fuel-powered vehicles, which may result in fewer trips by consumers to gas stations and a corresponding reduction in purchases by consumers in convenience gas retailers. We have been growing our e-commerce sales by using Amazon and leveraging our retail partners e-commerce platforms, rather than building our own internal platform. However, if we are unable to successfully adapt to the rapidly changing retail landscape, our share of sales, volume growth and overall financial results could be negatively affected.

Due to competition in the functional beverage product industry, we may encounter difficulties in maintaining our current revenues, market share or position this industry, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our inability to innovate successfully and to provide new cutting-edge products could adversely affect our business and financial results.

Our ability to compete in the highly competitive functional beverage product industry and to achieve our business growth objectives depends, in part, on our ability to develop new flavors, products and packaging. The success of our innovation, in turn, depends on our ability to identify consumer trends and cater to consumer preferences. In addition, if we fail to adequately differentiate our products from those of our competitors, we may lose market share and pricing power, and fail to attract or retain loyal customers. The increasing number of competing products and limited shelf space in retail outlets may further limit our ability to establish and maintain a distinctive market position. If we are not successful in our innovation activities, we could experience a material adverse effect on our business, financial condition, results of operations, and cash flows.

Changes in consumer product and shopping preferences may reduce demand for some of our products.

The functional beverage product category is subject to changing consumer preferences and shifts in consumer preferences may adversely affect us. There is increasing awareness of and concern for health, wellness and nutrition considerations, including concerns regarding caloric intake associated with sugar-sweetened drinks and the perceived undesirability of artificial ingredients. CELSIUS® has no aspartame or high fructose corn syrup and is very low in sodium. The main CELSIUS® line of products are sweetened with sucralose, a sugar-derived sweetener that is found in Splenda®, which makes these functional beverage products low-calorie. However, consumer preferences may shift away from the trend towards healthier options that we have observed, and as such, there can be no assurance that our current products and product lines will maintain their current levels of demand. There are also changes in demand for different packages, sizes, and configurations. This may reduce demand for our functional beverage products, which could reduce our revenues and have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Consumers are seeking greater variety in their functional beverage products. Our future success will depend, in part, upon our continued ability to develop and introduce different and innovative functional beverage products that appeal to consumers. In order to retain and expand our market share, we must continue to develop and introduce different and innovative products and be competitive in the areas of efficacy, taste, quality and price, although there can be no assurance of our ability to do so. There is no assurance that consumers will continue to purchase our products in the future. Product lifecycles for some functional beverage brands, products or packages may be limited to a few years before consumers' preferences change. The functional beverage products that we currently market are in varying stages of their product lifecycles, and there can be no assurance that such products will become or remain profitable for us. We may be unable to achieve volume growth through product and packaging initiatives. We may also be unable to penetrate new markets. Additionally, as shopping patterns are being affected by the digital evolution, with consumers embracing shopping by way of mobile device applications, e-commerce retailers and e-commerce websites or platforms, we may be unable to address or anticipate changes in consumer shopping preferences or engage with our consumers on their preferred platforms. A decline in our revenue for any of these reasons could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We derive virtually all of our revenues from functional beverage products, and competitive pressure in the functional beverage product category could materially adversely affect our business and operating results.

Our focus is on the functional beverage product category, and our business is vulnerable to adverse changes impacting this category, which could adversely impact our business, results of operations, and the trading price of our common stock.

Virtually all of our sales are derived from our functional beverage products, including our CELSIUS® Originals and CELSIUS® Vibe, CELSIUS® ESSENTIALS™, CELSIUS® On-the-Go product lines. Any decrease in the sales of our functional beverage products could significantly adversely affect our future revenues and net income. Historically, we have experienced substantial competition from new entrants in the functional beverage category.

The increasing number of competitive products and limited amount of shelf space in retail stores, including in coolers, may adversely impact our ability to gain or maintain our share of sales in the marketplace. In addition, certain actions of our competitors, including unsubstantiated or misleading claims, false advertising claims and tortious interference in our business, as well as competitors selling misbranded products, could impact our sales. Competitive pressures in the functional beverage category could impact our revenues, cause price erosion or lower market share, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

If we are unable to successfully manage new product launches, our business and financial results could be adversely affected.

Due to the highly competitive nature of the global functional beverage product sector, we expect and intend to continue to introduce new products and evolve existing products to better match consumer demand. The success of new and evolved products depends on a number of factors, including timely and successful development and consumer acceptance. Such endeavors may also involve significant risks and uncertainties, including distraction of management from current operations, greater than expected liabilities and expenses, inadequate return on capital, exposure to additional regulations and reliance on the performance of third-parties, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Changes in government regulation, or failure to comply with existing regulation concerning energy drinks, could adversely affect our business and financial performance.

The production, marketing and sale of our functional beverage products are subject to the rules and regulations of various federal, state and local regulatory agencies. The marketing and sale of our products internationally is similarly subject to compliance with applicable laws, rules and regulations in those foreign countries where our products are sold. Legislation has been proposed and adopted at the U.S. federal, state and municipal level as well as in certain foreign jurisdictions to restrict the sale of energy drinks (including prohibiting the sale of energy drinks at certain establishments or pursuant to certain governmental programs), limit the content of caffeine and other ingredients in beverages, require certain product labeling disclosures and warnings, impose excise taxes, limit product size, or impose age restrictions for the sale of energy drinks. There is also a patchwork of state restrictions with respect to food packaging materials.

If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our business, financial condition and results of operations. Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and can vary from state-to-state. While we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether with respect to labeling, ingredients, tax or otherwise, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Public health officials and health advocates remain focused on the public health consequences associated with obesity, especially as it affects children, and are seeking legislative change to reduce the consumption of sweetened beverages. There are also public health concerns regarding caffeine and other ingredients present in energy drinks. To the extent any such legislation is enacted in one or more jurisdictions where a significant amount of our products are sold, individually or in the aggregate, it could result in a reduction in demand for, or availability of, our products, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Product safety and quality concerns, or other negative publicity (whether or not warranted) could damage our brand image and corporate reputation and may cause our business to suffer.

Our success depends in large part on our ability to maintain consumer confidence in the safety and quality of all of our products. We have rigorous product safety and quality standards, which we expect our operations as well as our suppliers to meet. However, despite our strong commitment to product safety and quality, we or our suppliers may not always meet these standards, particularly as we expand our product offerings through innovation or acquisitions into product categories that are beyond our traditional range of functional beverage products. If we or our suppliers fail to comply with applicable product safety and quality standards, or if our functional beverage products taken to the market are or become contaminated or otherwise adulterated by any means, we may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our success also depends on our ability to build and maintain the brand image for our existing products, new products and brand extensions and maintain our corporate reputation. There can be no assurance that our advertising, marketing and promotional programs and our commitment to product safety and quality, human rights and environmental sustainability will have the desired impact on our products' brand image and on consumer preferences and demand. Claims regarding product safety, quality or ingredient content issues, our culture and our workforce, our environmental impact and the sustainability of our operations, or allegations of product contamination, even if false or unfounded, could tarnish the image of our brands and may cause consumers to choose other products. Consumer demand for our products could diminish significantly if we, our employees, distributors, suppliers or business partners fail to preserve the quality of our products, act or are perceived to act in an unethical, illegal, discriminatory, unequal or socially irresponsible manner, including with respect to the sourcing, content or sale of our products, service and treatment of our customers, or the use of customer data. Furthermore, our brand image or perceived product quality could be adversely affected by litigation, unfavorable reports in the media (internet or elsewhere), studies in general and regulatory or other governmental inquiries (in each case whether involving our products or those of our competitors) and proposed or new legislation affecting our industry. Negative postings or comments on social media or networking websites about the Company or any one of our brands, even if inaccurate or malicious, could generate adverse publicity that could damage the reputation of our brands or the Company. Business incidents, whether isolated or recurring and whether originating from us, our co-packers, distributors, suppliers or business partners, that erode consumer trust can significantly reduce brand value or potentially trigger boycotts of our products and can have a negative impact on consumer demand for our products as well as our reputation and financial results. The impact of such incidents may be exacerbated if they receive considerable publicity, including rapidly through social or digital media (including for malicious reasons) or result in litigation.

In addition, from time to time, there are public policy endeavors that are either directly related to our products and packaging or to our business. These public policy debates can occasionally be the subject of backlash from advocacy groups that have a differing point of view and could result in adverse media and consumer reaction, including product boycotts. Similarly, our sponsorship relationships could subject us to negative publicity as a result of actual or alleged misconduct by individuals or entities associated with organizations we sponsor or support. Likewise, campaigns by activists connecting us, or our supply chain, with human and workplace rights, environmental or animal rights issues could adversely impact our corporate image and reputation. Allegations, even if untrue, that we are not respecting the human rights found in the United Nations Universal Declaration of Human Rights; actual or perceived failure by our suppliers or other business partners to comply with applicable labor and workplace rights laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers; adverse publicity surrounding obesity and health concerns related to our products, our environmental impact and the sustainability of our operations, labor relations, our culture and our workforce or the like could negatively affect our Company's overall reputation and brand image, which in turn could have a negative impact on our products' acceptance by consumers, and a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our sales are affected by seasonality.

As is typical in the non-alcoholic beverage category, our sales are seasonal. Our highest sales volumes generally occur in the second and third quarters, which correspond to the warmer months of the year in our major markets. Consumer demand for our products is also affected by weather conditions. Unseasonably cool or wet weather during the spring and summer months may lead to decreased sales, potentially having a material adverse effect on our business, financial condition, results of operations, and cash flows.

Failure by suppliers or co-packers to comply with applicable laws and regulations, or with specifications and other requirements for our products, may adversely impact our business.

We rely on our raw material suppliers and co-packers for compliance with applicable legal and regulatory requirements. If our raw material suppliers or co-packers fail to comply with applicable federal, state, and local requirements it could materially adversely impact our business. For example, failure of our co-packers to comply with applicable CGMP requirements could necessitate a product recall, cause us to be subject to regulatory enforcement action, or lead to private litigation against us.

We also rely on our co-packers to provide us with products that comply with our specifications and other applicable requirements. If they fail to do so, or if our raw material suppliers fail to supply us with material that complies with applicable specifications, it could lead to supply chain disruptions, damage to our reputation, or otherwise materially adversely impact our business. It could also result in the inability of the co-packers to continue to manufacture product for us or inability of the raw material suppliers to continue to supply product to us, which could result in disruption or increased cost of product. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Litigation could expose us to significant liabilities and reduce demand for our products.

We have been and are a party, from time to time, to various litigation and other legal proceedings, including, but not limited to, intellectual property, false advertising, product liability, breach of contract claims, and violations of consumer protection statutes and securities laws. Lawsuits have been filed against us claiming that certain statements made in our or our partners' advertisements or on the labels of our products, in our public filings with the Securities and Exchange Commission or in our or public statements, were false or misleading or otherwise not in compliance with applicable state and/or federal regulatory requirements, including class action alleging "channel stuffing". Class action lawsuits have been filed against us, alleging that certain claims in our marketing promotional materials amount to false advertising or were otherwise misleading. We do not believe any statements made by us in our promotional materials or set forth on our product labels are false or misleading or otherwise not in compliance with applicable state or federal legal and regulatory requirements, and we have been defending, and will continue to vigorously defend such lawsuits. At times, even if the Company believes that it is acting in compliance with the applicable laws and regulations, management may choose to settle claims in order to avoid lengthy litigation and associated expenses and/or disruptions to its business. Although the Company recently settled claims brought by the SEC, it could be subject to additional investigations or lawsuits from the SEC or other regulators in the future. For additional information regarding the claims that we face, please see Note 15. *Commitments and Contingencies,* in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

Any of the foregoing matters or other litigation, the threat thereof, or unfavorable media attention arising from pending or threatened litigation could consume significant financial and managerial resources and result in diminished operational efficiency of the Company, significant monetary awards against us, an injunction barring the sale of any of our products and injury to our reputation. Our failure to successfully defend or settle any litigation or legal proceedings could result in liabilities that, to the extent not covered by our insurance, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

If we fail to maintain an effective internal control environment or adequate control procedures over our financial reporting, investor confidence may be adversely affected thereby affecting the value of our stock price.

We are required to maintain proper internal control over our financial reporting and adequate controls related to our disclosures. As defined in Rule 13a-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. If we fail to maintain adequate controls, our business, financial condition, the results of operations, and cash flows may be materially, adversely impacted.

As described in Part II, Item 9A. *Controls and Procedures*, management identified material weaknesses in the Company's internal control over financial reporting ("ICFR") in 2021, 2022 and 2023. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

The Company has successfully remediated the material weaknesses identified in prior years through the implementation of a remediation plan, including enhanced internal control procedures and strengthened oversight. While these remediation efforts have been effective, there can be no assurances that the Company will not identify additional material weaknesses in ICFR in the future or fail to maintain an effective control environment. If the Company is unable to maintain adequate ICFR or establish an effective control environment, its consolidated financial statements may contain material misstatements, and it could be required to revise or restate its financial results. Such events could materially and adversely affect the Company's business, results of operations, and financial condition, restrict its ability to access the capital markets, require it to expend significant resources to address control deficiencies, subject it to fines, penalties, or judgments, harm its reputation, or otherwise cause a decline in investor confidence, any of which could have a material adverse effect on its business, financial condition, results of operations, and cash flows.

We may be subject to regulatory examinations and proceedings.

We may be subject to examinations, investigations, proceedings and orders by the SEC or other regulators. Any such actions could be expensive, damaging to our brand, and could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Strikes or work stoppages or labor unrest can cause our business to suffer.

Some employees of our third-party business partners that are involved in the manufacturing, production, or distribution of our products are covered by collective bargaining agreements, and other such employees may seek to be covered by collective bargaining agreements. Strikes or work stoppages or other business interruptions may occur if the third parties that are involved in the manufacturing, production and distribution of our products are unable to renew, or enter into new, collective bargaining agreements on satisfactory terms. These disruptions can impair the manufacturing and distribution of our products, interrupt product supply or lead to a loss of sales. They may also increase our costs, or otherwise affect our ability to fully implement future operational changes to enhance our efficiency or to adapt to changing business needs or strategy. Any of these outcomes could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Risk Factors Related to Financial Risks

Fluctuations in our effective tax rate could adversely affect our financial condition and results of operations.

We are subject to income and other taxes in both the U.S. and certain foreign jurisdictions. Therefore, we are subject to audits for multiple tax years in various jurisdictions at once.

Our 2021 through 2023 U.S. federal income tax returns are subject to examination by the IRS. Our state and local income tax returns are subject to examination for the 2020 through 2023 tax years.

At any given time, events may occur which change our expectation about how any such tax audits will be resolved and thus, there could be significant variability in our quarterly or annual tax rates, because these events may change our plans for uncertain tax positions.

Changes in U.S. tax laws as a result of any legislation proposed by U.S. Congress could adversely affect our provision for income taxes, resulting in an adverse impact on our financial condition or results of operations. In addition, changes in the manner in which U.S. multinational corporations are taxed on foreign earnings, including changes in how existing tax laws are interpreted or enforced, could adversely affect our financial condition or results of operations. For example, the Organization for Economic Cooperation and Development ("OECD") has recommended changes to numerous long-standing international tax principles through its base erosion and profit shifting ("BEPS") project. These changes, to the extent adopted, may increase tax uncertainty, result in higher compliance costs and adversely affect our provision for income taxes, results of operations or cash flow. In connection with the OECD's BEPS project, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of profits earned in various countries. Economic and political pressures to increase tax revenues in jurisdictions in which we operate, such as with respect to our new center in Ireland, or the adoption of new or reformed tax legislation or regulation, may make resolving tax disputes more difficult and the final resolution of tax audits and any related litigation could differ from our historical provisions and accruals, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We may be required in the future to record a significant charge to earnings if our goodwill or intangible assets become impaired.

Under U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), we are required to review our goodwill and indefinite-lived intangible assets for impairment annually, and more frequently if events or changes in circumstances indicate the carrying value may not be recoverable. Factors potentially affecting our estimated fair values, used in comparison with carrying values, include but are not limited to, declining or slower than anticipated growth rates for certain of our existing products, a decline in stock price and market capitalization, reduced operating cash flows, changes in the business climate or competitive environment, and slower growth rates in our industry. An impairment charge, if required, would decrease the carrying value to that of our estimated fair value on our consolidated balance sheet and impact earnings.

Finite-lived assets are reviewed for impairment whenever events or changes in circumstances suggest that their carrying value may not be fully recoverable and are subject to amortization over their useful lives.

We may be required in the future to record a significant charge to earnings during the period in which we determine that our intangible assets have been impaired. Any such charge would adversely impact our results of operations. As of December 31, 2024, our goodwill totaled approximately $71.6 million and net intangible assets totaled approximately $12.2 million.

Fluctuations in foreign currency exchange rates may adversely affect our operating results.

We are exposed to foreign currency exchange rate risk with respect to our sales, expenses, profits, assets and liabilities denominated in currencies other than the U.S. dollar and we expect that such risk exposure will increase as we continue to expand our international operations. As a result, our reported earnings may be materially adversely affected by changes in foreign currency exchange rates. For the years ended December 31, 2024, 2023 and 2022, net foreign currency translation loss (gain) resulted in a loss of $2.5 million, a gain of $1.2 million and a loss of $2.5 million, respectively.

Potential changes in accounting standards or practices or taxation may adversely affect our financial results.

We cannot predict the impact that future changes in accounting standards or practices may have on our financial results. New accounting standards could be issued that change the way we record revenues, expenses, assets and liabilities. These changes in accounting standards could adversely affect our reported earnings. Increases in direct and indirect income tax rates could affect after-tax income. Equally, increases in indirect taxes (including environmental taxes pertaining to the disposal of beverage containers or indirect taxes on beverages generally or energy drinks in particular) could affect our products' affordability and materially reduce our sales.

Uncertainty in the financial markets and other adverse changes in general economic or political conditions in any of the major countries in which we do business could adversely affect our industry, business and results of operations.

Global economic uncertainties, including highly inflationary economies and foreign currency exchange rates, affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. There can be no assurance that economic improvements will occur, or that they would be sustainable, or that they would enhance conditions in markets relevant to us. In addition, we cannot predict the duration and severity of disruptions in any of our markets or the impact they may have on our customers or business, as our expansion outside of the U.S. has increased our exposure to any developments or crises in various international markets. Unfavorable economic conditions and financial uncertainties in our major international markets and unstable political conditions, including civil unrest and governmental changes, in certain of our other international markets could undermine global consumer confidence and reduce consumers' purchasing power, thereby reducing demand for our products, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our investments are subject to risks which may cause losses and affect the liquidity of these investments.

On December 31, 2024, we had $890.2 million in cash and cash equivalents. Certain of these investments are subject to general credit, liquidity, market and interest rate risks. These risks associated with our investment portfolio may have a material adverse effect on our future results of operations, liquidity and financial condition.

Risk Factors Related to Our Common Stock

The market price and trading volume of our common stock is and has been volatile and could decline significantly.

Our stock price is affected by a number of factors, including stockholder expectations, financial results, the introduction of new products by us and our competitors, general economic and market conditions such as inflation, estimates and projections by the investment community and public comments by other parties as well as many other factors including litigation, many of which are beyond our control. We do not provide guidance on our future performance, including, but not limited to, our revenues, margins, product mix, operating expenses or net income. We may be unable to achieve analysts' forecasts of our future performance, including net revenue or earnings, which are based on their own projected revenues, sales volumes and sales mix of many product types or new products, certain of which are more profitable than others, as well as their own estimates of gross margin and operating expenses. There can be no assurance that we will achieve any such projected levels or mix of product sales, revenues, gross margins, operating profits or net income, and our failure to meet analyst forecasts may result in a decline in the price of our common stock. Our stock price is and has been subject to significant volatility, and stockholders may not be able to sell our stock at attractive prices. In addition, periods of volatility in the market price of our common stock have resulted in securities class action litigation against us, and continued stock price volatility could result in the initiation of new actions. For the period January 1, 2024 through February 20, 2025, the price of our common stock ranged from a high of $99.62 to a low of $21.10.

Our Board has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stockholders and with the ability to affect adversely stockholder voting power and perpetuate control. We have outstanding shares of preferred stock with rights and preferences superior to those of our common stock.

Our Articles of Incorporation allow our Board to issue shares of preferred stock without any vote or further action by our stockholders. Our Board has the authority to fix and determine the relative rights and preferences of preferred stock. As a result, our Board could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

On August 1, 2022, the Company filed a Series A Certificate with the Secretary of the State of Nevada (the "Series A Certificate"). The Series A Certificate authorizes 1,466,666 shares of Series A Preferred Stock, all of which were issued and sold to Pepsi, and are not currently convertible at the rate of fifteen shares of the Company's common stock, par value $0.001 per share, for each share of Series A Preferred Stock. The Series A Preferred Stock ranks, with respect to distribution rights and rights on liquidation, winding-up and dissolution, (i) senior and in priority of payment to the Company's common stock, (ii) on parity with any class or series of capital stock of the Company expressly designated as ranking on parity with the Series A Preferred Stock, and (iii) junior to any class or series of capital stock of the Company expressly designated as ranking senior to the Series A Preferred Stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (but excluding any change of control), each holder of Series A Preferred Stock will be entitled to receive an amount per share of Series A Preferred Stock equal to the Liquidation Preference, as defined in the Series A Certificate. Holders of shares of Series A Preferred Stock will be entitled to cumulative dividends, which will be payable quarterly in arrears either in cash, in-kind, or a combination thereof. Dividends will accrue on each share of Series A Preferred Stock at the rate of 5.00% per annum, subject to adjustment as set forth in the Series A Certificate. In addition to such quarterly regular dividends, such shares of Series A Preferred Stock are entitled to participate in dividends paid to holders of common stock.

Certain of our affiliated stockholders can exert significant influence on the Company's corporate affairs.

Certain of our affiliated stockholders own approximately 18.5% of our issued and outstanding common stock and can influence the election of directors, as well as all other matters requiring stockholder approval. The interests of such stockholders may differ from the interests of other stockholders with respect to the issuance of shares, business transactions with or sales to other companies, selection of other directors and other business decisions.

We do not expect to pay cash dividends on our common stock in the foreseeable future.

We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends on our common stock directly depends upon our future earnings, capital requirements, financial requirements and other factors that our Board will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

Cybersecurity Risk Management and Strategy

The Company has established a cybersecurity risk management program, designed to identify, assess, mitigate, and manage cybersecurity risks, incidents and threats that could potentially impact our business operations. Our internal cybersecurity committee (the "Cybersecurity Committee"), which includes our Chief Financial Officer and key representatives from the Finance, Information Technology ("IT"), and Legal departments, direct our cybersecurity efforts. The Cybersecurity Committee is primarily responsible for monitoring our cybersecurity risk management program, establishing and updating materiality thresholds for reporting cybersecurity incidents and determining whether specific incidents meet established disclosure criteria. The Cybersecurity Committee's role is focused on evaluating incidents against these thresholds to ensure that significant cyber risks are appropriately managed, addressed and if required, disclosed in line with our overarching cybersecurity strategy and policies. The Cybersecurity Committee members rely on the cybersecurity experience of the Company's head of IT, which includes more than twenty years of experience in cybersecurity and information technology, with focused expertise on cybersecurity strategy, architecture, policy, and processes. Remaining team members have a general familiarity with cybersecurity matters and an understanding of the potential financial impacts, disclosure obligations, and enterprise risks to the Company as they relate to cybersecurity. The Company has also established a Cybersecurity Incident Assessment and Reporting Policy (the "Cyber Incident Policy").

Our Vice President of IT is tasked with continuously monitoring our systems and networks for potential cybersecurity threats. The IT department monitors for incidents that meet our established materiality thresholds, which encompass items such as cost, potential impact on operations, and reputational risks, and escalates incidents within our organization for further assessment and responsive action by the Cybersecurity Committee.

The Cyber Incident Policy sets forth a process to report cybersecurity incidents that is intended to enable a rapid organizational response to mitigate risks and also to ensure compliance with our public reporting obligations. This process includes incident identification, reporting channels to report any cybersecurity incidents, reporting procedures with respect to information to be included in any incident report, provision for confidentiality of information reported, the initiation of a response process to any reported incident, communication of a reported incident to the Cybersecurity Committee.

In addition to our internal reviews we may from time to time engage external cybersecurity firms to assist with investigations and external cybersecurity experts to evaluate our processes, including conducting penetration tests, to report on our cybersecurity infrastructure and processes to our senior management and to the Enterprise Risk and Audit Committee (the "Audit Committee") of our Board. Our Cyber Incident Policy also establishes procedures for engaging law enforcement should the need arise and defines certain parameters with respect to drafting initial incident reports, technical assessment reports, and financial impact reports for review by the Cybersecurity Committee, management, the Audit Committee, and the full Board, as appropriate.

Our Cybersecurity Committee also reviews cybersecurity incidents affecting our third party service providers as necessary. Upon being notified of a cybersecurity incident at a third party, our Vice President of IT or a designated point of contact will promptly contact the third party to understand the details and scope of the incident. An initial report outlining the nature of the incident, affected systems, and preliminary impact assessment will be provided to the Cybersecurity Committee, which will appropriately review the matter. Regular communication is to be maintained with the third party with updates provided to the Cybersecurity Committee to enable appropriate steps to be taken and timely public reporting if needed.

Cybersecurity Governance and Oversight

The governance of our cybersecurity risks involves active and informed participation from our management team, our Audit Committee, and our Board. The Audit Committee, which receives regular updates from the Cybersecurity Committee, maintains oversight of our cybersecurity strategies and risks and will consider such updates as part of the Company's overall risk management program. This oversight includes briefings on the nature of the risks we face, the steps we are taking to mitigate these risks, and any significant cybersecurity incidents that have occurred. In addition, our Vice President of IT will provide reports and updates to the Audit Committee and to the full Board as the need arises. All Board members may attend the meetings of the Audit Committee during which cybersecurity is discussed and will be included in any tabletop exercises as they are planned.

We have not experienced a cybersecurity incident that had a material impact on our business strategy, results of operations, or financial condition. We continue to monitor potential cybersecurity threats and incorporate findings into our risk management strategies.

Item 2. Properties.

Domestic Properties

The Company leases properties to support its operations and does not own any real estate in the U.S. As our operations continue to expand, we may assume additional leased space as necessary.

Our key lease agreements include:
- our principal executive office, which is leased with a monthly expense of $0.1 million; and
- two property leases, which were assumed as part of our acquisition of Big Beverages and includes manufacturing and warehouse facilities with a combined monthly lease expense of approximately $0.2 million.

International Properties

Across Europe, we lease multiple office spaces to support administrative and operational functions for an aggregate monthly expense of approximately $0.1 million.

Item 3. Legal Proceedings.

We are subject to various claims and lawsuits in the ordinary course of business, which can include, among other matters, contractual disputes with our marketing and other partners, claims that we infringed on the intellectual property of others, commercial general liability claims, automobile liability claims, labor law and employment claims, and potential class actions. We are also subject to regulatory and governmental examinations, information requests and subpoenas, inquiries, investigations, and threatened legal actions and proceedings. In connection with such formal and informal inquiries, we receive numerous requests, subpoenas, and orders for documents, testimony, and information in connection with various aspects of our activities.

Additional information in response to this Item is included in Note 15. *Commitments and Contingencies* in the Notes to Consolidated Financial Statements and is incorporated by reference into Part I of this Report. Our consolidated financial statements and the accompanying Notes to Consolidated Financial Statements are filed as part of this Report under Item 15. *Exhibits and Financial Statement Schedules* and are set forth beginning on page F-1 immediately following the signature pages of this Report.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities.

Principal Market

Our common stock is listed on the Nasdaq Capital Market under the symbol "CELH." As of February 21, 2025, there were 37 holders of record of our common stock. The holders of record as of such date do not include stockholders whose shares were held by banks, brokers and other financial institutions.

Common Stock Split

On November 1, 2023, the Board approved a three-for-one forward stock split of our common stock (the "Forward Stock Split"). The split became effective on November 13, 2023 and our common stock began trading on a split-adjusted basis on November 15, 2023. Concurrently with the effectiveness of the split, the number of authorized shares of common stock increased from 100 million to 300 million, which is proportional to the ratio of the split. Neither the split nor the increase in authorized shares affected any stockholder's ownership percentage of our common stock, altered the par value of our common stock or modified any voting rights or other terms of the common stock. See Note 2. *Basis of Presentation and Summary of Significant Accounting Policies* in the notes to the consolidated financial statements contained in this Report for more information on the Forward Stock Split.

Dividends

Pepsi

On August 1, 2022, we issued 1,466,666 shares of our Series A Preferred Stock to Pepsi, which entitles Pepsi to cumulative dividends, payable quarterly in arrears either in cash, in-kind, or a combination thereof, at our election ("Regular Series A Dividends"). Regular Series A Dividends accrue on each share of Series A Preferred Stock at the rate of 5.00% per annum, subject to adjustment as set forth in the Series A Certificate. In addition to such quarterly Regular Series A Dividends, shares of Series A Preferred Stock also entitle the holder of such shares to participate in any dividends paid on the Company's common stock on an as-converted basis. During the year ended December 31, 2024, the Board declared and paid $27.5 million in Regular Series A Dividends, which equaled $18.75 per share of Series A Preferred Stock. There were no cumulative undeclared dividends on the Series A Preferred Stock at December 31, 2024.

With the exception of the Regular Series A Dividends, we have never declared or paid cash dividends. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future. Any future payment of cash dividends depends upon our future earnings, capital requirements, financial requirements and other factors that the Board deems appropriate. Currently, the Company expects to use its net income to invest in the Company's business and operations.

Recent Sales of Unregistered Securities

There were no sales of unregistered equity securities during the three months ended December 31, 2024.

Stock Performance Graph

The information contained in this section shall not be deemed "soliciting material" or to be "filed" with the SEC or incorporated by reference in future filings with the SEC, or otherwise subject to the liabilities under Section 18 of the Exchange Act, except to the extent we specifically incorporate it by reference into such filing. The following information provides a five-year comparison of the cumulative total stockholder return on our common stock from December 31, 2019 through December 31, 2024 to the returns of: (i) the Standard & Poor's ("S&P") 500 Index; and (ii) a self-selected peer group. The graph is not and is not intended to be indicative of future performance of our Common Stock.



The graph assumes $100 was invested on December 31, 2019, including reinvestment of dividends. The Company's self-selected peer group is comprised of: Monster Beverage Corporation, The Coca-Cola Company, Pepsi, Keurig Dr Pepper Inc., and Starbucks Corporation. Cumulative total returns for the companies included in the peer group have been weighted on the basis of the total market capitalization for each company.

Issuer Purchases of Equity Securities

During the quarter ended December 31, 2024, we purchased the following shares of our common stock to satisfy the employee tax withholding obligations upon the vesting of equity awards:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs
October 1, 2024 to October 31, 2024	3,078	$ 31.40	—	$ —
November 1, 2024 to November 30, 2024	17,507	$ 29.39	—	—
December 1, 2024 to December 31, 2024	—	—	—	—
Total	**20,585**		—	$ —

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this Report. This Report contains forward-looking statements within the meaning of the PSLRA Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, about our expectations, beliefs, plans and intentions regarding our product development efforts, business, financial condition, results of operations, strategies and prospects. Readers can identify forward-looking statements by the fact that these statements do not relate to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends or results. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied through forward-looking statements. Please refer to Item 1A. *Risk Factors* for a detailed discussion of these uncertainties and risks. Forward-looking statements reflect our views as of the date they are made. Except as required by law, we are not obligated to revise or publicly release any updates to these forward-looking statements. This includes not updating the statements to reflect events or circumstances occurring after they were made, or to address any differences between anticipated and actual results. We intend for all forward-looking statements to be subject to the safe harbor provisions of PSLRA.

The Management's Discussion and Analysis section aims to help the reader understand the Company's financial status and operational performance, guiding readers through our current business landscape and operational environment. Our analysis includes our results of operations and financial condition for the years ended December 31, 2024 and 2023 and year-over-year comparisons between 2024 and 2023. For a detailed discussion of our results of operations and financial condition for the year ended December 31, 2023 and year-over-year comparisons between 2023 and 2022, please refer to *Management's Discussion and Analysis of Financial Condition and Results of Operations* in Part II, Item 7 of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2023.

Our Business

Executive-Level Overview

Celsius is a functional energy drink company operating in the United States and internationally. This product is available in two convenient forms: ready-to-drink and an on-the-go portable powder form. Additionally, we offer our Celsius Essentials line, featuring 16-ounce cans enriched with aminos. In 2025, we introduced CELSIUS® Hydration, a line of zero-sugar hydration powders featuring electrolytes in a variety of fruit-forward flavors. Our product range is widely available across the U.S. and Canada in various retail outlets, including grocery stores, natural product stores, convenience stores, fitness centers, mass retailers, vitamin specialty stores, and through online e-commerce platforms. Moreover, our products are offered in select markets in Europe, the Middle East and the Asia-Pacific region as we continue to expand our global presence.

We engage in various aspects of developing, manufacturing, processing, marketing, selling, and distributing Celsius, Celsius Essentials, and Celsius On-The-Go Powder, with products available to customers and consumers across the U.S. and in select territories in Canada, Europe, the Middle East, and Asia-Pacific. Our operational model strategically relies primarily on co-packers for the manufacture and supply of our products, leveraging their specialized expertise and scalable production capabilities. Additionally, we utilize our in-house manufacturing facility to complement our strategic use of co-packers. This approach allows us to maintain flexibility in responding to market demands and to focus our resources on innovation, marketing, and expanding our distribution channels. We continually assess and work to optimize our supply chain to ensure quality, consistency and timely delivery to our customers.

On August 1, 2022, we entered into a long-term Distribution Agreement with Pepsi, making them our primary distributor in the U.S. and leveraging the right of first offer to facilitate our expansion into Canada. This agreement also helps to enable potential future international markets and new distribution channels with Pepsi. In connection with our relationship with Pepsi, we terminated certain previous distributor agreements and shifted certain distribution rights to Pepsi. Through our Transition Agreement with Pepsi, we received specific payments for transferring certain existing distribution rights to them.

Pending Acquisition of Alani Nutrition LLC

On February 20, 2025, we announced that we had entered into a membership interest purchase agreement to acquire Alani Nu for a total consideration comprising (i) $1,275.0 million in cash, subject to adjustment as set forth in the purchase agreement, (ii) an aggregate of 22,451,224 shares of our common stock and (iii) up to $25.0 million in additional cash consideration, payable only if net sales of Alani Nu's products meet or exceed an agreed target for 2025. The closing of our pending acquisition of Alani Nu is currently expected to occur in the second quarter of 2025, subject to the satisfaction of certain customary closing conditions, including the expiration of the waiting period applicable to the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Company and Industry-Wide Factors

Energy Drink Market Trends - The energy drink industry is experiencing significant growth, driven by increasing consumer demand for functional beverages that offer benefits beyond the larger carbonated soft drink market such as various health benefits, energy boosts, or other fitness-related advantages. While growth slowed during the year ended December 31, 2024, the overall industry has continued to expand, supported by a shift toward healthier lifestyles, a preference for more natural ingredients, and increased lower-calorie options.

Consumer Behavior Changes - There's a rising trend of consumers seeking products that align with personal wellness and fitness goals. Our product range caters to this demand, particularly among health-conscious consumers and fitness enthusiasts.

Technological Advancements and Digital Trends - The integration of technology in marketing and sales strategies is becoming increasingly important to our business. Leveraging digital marketing channels, e-commerce platforms, and data analytics are essential for reaching and understanding modern consumers. Adapting to these technological trends is vital for staying competitive and meeting evolving consumer expectations.

Pepsi Partnership - In August 2022, the Company issued approximately 1.5 million shares of non-voting Series A Preferred Stock to Pepsi for an aggregate purchase price of $550 million, and concurrently entered into the Distribution Agreement and Transition Agreement.

This partnership capitalizes on Pepsi's robust distribution channels to expand our reach into key market segments, including supermarkets, convenience stores, health clubs, and other retail outlets. The alliance enhances our market penetration and brand visibility, contributing to our long-term growth strategy. Additionally, this collaboration aligns with our mission to innovate and deliver high-quality products to a broader consumer base. Our reliance on Pepsi's distribution expertise forms a cornerstone of our strategy to enhance accessibility and presence in diverse retail environments, further solidifying our position in the competitive energy drink market. In the U.S., we utilize Pepsi's distribution network to supply supermarkets, convenience stores, health clubs and other merchants where our products are sold to consumers. For more information refer to Item 1. *Business*, and Note 12. *Mezzanine Equity* to our consolidated financial statements contained elsewhere in this Report.

Key Drivers of our Financial Success and Market Presence - Much of our financial success is dependent on our ability to market and connect with a diverse consumer base, including wellness-focused consumers, fitness enthusiasts and consumers looking for more functionality in their beverage consumption. We believe that our strategic marketing initiatives, aimed at different demographics and lifestyle segments, contribute to revenue growth and market share expansion. We adapt our marketing mix to align with changing consumer preferences, leveraging digital and social media channels for broader reach and engagement. Furthermore, our focus on product innovation is designed to meet the evolving demands of health-conscious consumers, while maintaining appeal to a general consumer base seeking quality and convenience, thereby enhancing our competitive position and financial performance. Our approach is to create a brand experience that is both inclusive and appealing to a wide range of consumers, fostering loyalty and driving sustainable growth. We believe that our multifaceted approach is crucial for driving enduring revenue growth and maintaining a strong market presence in the energy drink industry.

Our Business Risks

Our management has identified certain material opportunities, challenges and risks in the energy drink industry and the Company.

Brand Reputation and Consumer Trust Risks - Our success relies on maintaining a strong brand reputation and consumer trust. In the fast-paced consumer goods industry, public perception can shift rapidly due to various factors, including product quality issues, negative publicity, social media trends, and changing consumer preferences. A tarnished brand image, whether through real or perceived issues, can result in decreased customer loyalty, reduced sales, and ultimately, a negative impact on our financial performance.

To mitigate these risks, we are committed to maintaining high standards in product quality, engaging in responsible marketing practices, and actively managing public relations. We monitor consumer feedback continuously and respond swiftly to any concerns. Our management team is equipped to handle potential public relations challenges proactively to safeguard our brand image. However, despite these efforts, there is always a risk of unforeseen events that could harm our brand reputation.

Reliance on Key Partnership with Pepsi

Our business operations and financial health are significantly influenced by our strategic partnership with Pepsi, which plays a critical role not only in the distribution of our products but also in generating a substantial portion of our sales and accounts receivable. While this partnership has been instrumental in expanding our market reach and accelerating revenue growth, it also presents concentration risk. For more information, see Note 2. *Basis of Presentation and Summary of Significant Accounting Policies* to our consolidated financial statements.

The substantial portion of our sales attributed to Pepsi underscores our reliance on their distribution network. Any disruption in Pepsi's operations, shifts in their strategic focus, reduction in service levels or support for our products, or changes in the terms of our partnership could directly impact our sales performance and revenue streams. This dependency also extends to our accounts receivable, a significant portion of which is derived from Pepsi. Delays or defaults in these receivables could adversely affect our cash flow and financial planning. Although there is concentration risk with Pepsi as our partner, Pepsi is a premier public company across both consumer goods as well as beverages and has a strong balance sheet, thereby insulating us from some of the potential exposures that would exist with a smaller, less established partner. However, fluctuations in Pepsi's inventory management strategies, such as adjustments to quantities held on hand, have had and may continue to have the potential to reduce order volumes and impact our sales.

To address these risks, we are continuously engaged in strengthening our relationship with Pepsi, ensuring alignment in business strategies and operational goals. We actively monitor and manage our accounts receivable associated with Pepsi to maintain healthy cash flow. Additionally, we are exploring diversification strategies to reduce our reliance on a single partner. This includes seeking opportunities to expand our distribution channels and customer base, both domestically and internationally, to create a more balanced and resilient sales portfolio.

We recognize the critical importance of Pepsi to our current business model and are committed to an ongoing evaluation of this relationship. Our management team is focused on maintaining a balanced approach to our partnership, ensuring that it continues to support our growth objectives while actively managing the associated risks. We believe that by diversifying our market presence and continually assessing the partnership dynamics, we can sustainably grow our business and mitigate potential financial risks. In addition, we expect that continued growth and innovation, which increases our brand relevance within the energy drink category, will assist us in continuing to be an important component of the Pepsi energy drink portfolio.

Market Competition Risks

The energy drink industry is characterized by intense competition, involving a diverse array of competitors with varying market strategies and product offerings. This includes well-established companies with strong brand recognition, as well as emerging entities that may introduce innovative approaches or specialized products. The entry of new or strengthening competitors who employ aggressive pricing strategies, can significantly impact our market share and profitability. Additionally, continuing shifts in consumer preferences towards healthier alternatives or different beverage categories could intensify competition.

To address these challenges, we constantly innovate our product line, leveraging consumer insights through various channels, including customer feedback and social media trends, to ensure an understanding of our market and refine our marketing strategies. We also monitor the competitive landscape to anticipate and react to changes in competitor strategies, as the dynamic nature of our market means that we must constantly adapt to maintain our competitive edge. Changes in the competitive landscape could materially impact our results of operations and market position.

Market Expansion Risks

Our strategic growth plan includes expanding into new geographic markets and launching new product lines. These initiatives are key to increasing our market share and driving revenue growth. However, they also introduce inherent risks that could impact our business operations and financial health.

Successfully entering and thriving in new markets is contingent upon our understanding and adaptation to local consumer preferences, which may vary significantly from those in our current markets. A failure to accurately gauge these preferences could result in reduced product acceptance and lower sales in these regions.

Moreover, each new market presents unique regulatory challenges. Navigating varying regulatory landscapes and ensuring compliance is crucial. Non-compliance or changes in regulatory frameworks could lead to legal ramifications, increased operational costs, and potential delays in market entry.

Furthermore, as we venture into new territories, we encounter competition not only from well-established local brands but also from other global entities. This heightened competition can affect our market positioning, influence our pricing strategies, and ultimately impact our profitability in these new markets.

To mitigate these risks, we engage in market analysis to gain insights into local consumer trends and preferences. Collaborating closely with regulatory consultants, we aim to ensure full compliance with all regional legal and regulatory requirements. Additionally, we formulate and implement competitive strategies tailored to effectively contend with local and global competitors in these new markets.

Global Minimum Tax

Jurisdictions globally have implemented laws and policies from the Organization for Economic Co-operation and Development's (the "OECD") project to counteract base erosion and profit shifting. The OECD, representing the G20 and other nations, is advancing an initiative to redistribute taxing rights on multinational enterprises' profits to countries where their goods and services are sold.

The OECD's framework implements a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as "Pillar Two"). Certain jurisdictions in which the Company operates have enacted their respective tax laws to comply with Pillar Two. Starting in 2025, we have come within the scope of the Pillar Two rules. As of now, we do not expect Pillar Two to have a material impact on our effective tax rate or our consolidated results of operation, financial position, and cash flows. We will continue to monitor pending legislation and implementation by individual countries.

Results of Operations

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue

For the year ended December 31, 2024, revenue was approximately $1,355.6 million, an increase of $37.6 million or 2.9% from $1,318.0 million for the year ended December 31, 2023.

Revenue growth in North America accounted for $17.6 million of the overall increase, up 1.4% from 2023. Slower industry-wide growth within the energy drink sector tempered our performance. Additionally, timing of orders by our largest distributor, Pepsi, along with increased promotional activity negatively impacted revenues compared to 2023. Despite these challenges, North America experienced continued gains in distribution points, shelf space, and SKUs per location, which we believe positions us for future growth as market conditions improve.

European revenues for 2024 were approximately $61.7 million, representing an increase of $18.0 million or 41.1% from 2023. The revenue increase in Europe was predominantly driven by successful innovation launches, increased brand awareness through our marketing campaigns and expansion into new markets. Other international markets generated approximately $7.4 million in revenue during 2024, with Asia-Pacific revenues contributing an additional $5.7 million in 2024.

The following table sets forth the amount of revenues by geographical location for the years ended December 31, 2024 and December 31, 2023:

(in thousands)	Years Ended December 31,			
Revenue Source	**2024**	**2023**	**Dollar Change**	**Percentage Change**
Total revenue	$ 1,355,630	$ 1,318,014	$ 37,616	2.9 %
North America revenue	$ 1,280,894	$ 1,263,341	$ 17,553	1.4 %
Europe revenue	$ 61,696	$ 43,722	$ 17,974	41.1 %
Asia-Pacific revenue	$ 5,658	$ 4,755	$ 903	19.0 %
Other revenue	$ 7,382	$ 6,196	$ 1,186	19.1 %

Gross Profit

For the year ended December 31, 2024, gross profit increased by $47.1 million or 7.4% to $680.2 million from $633.1 million for the year ended December 31, 2023. Gross profit margins increased to 50.2% for the year ended December 31, 2024 from 48.0% for the year ended December 31, 2023. Gross profit margin improvements resulted from decreases in raw and package material unit cost and reduced outbound freight cost as a percentage of revenue partially offset by increased promotional allowances as a percentage of revenue from the reduction in disproportionate distributor sell-in.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") for the year ended December 31, 2024 were $524.5 million, an increase of $157.7 million or 43% from $366.8 million for the year ended December 31, 2023.

The changes within SG&A expenses included:
- a $61.5 million increase in marketing investments, driven by initiatives and events aimed at enhancing brand awareness to reflect our commitment to long-term growth, helping to ensure that our brand remains top-of-mind with consumers and well-positioned in an increasingly competitive market;
- a $52.8 million increase in expenses related to a legal accrual in connection with ongoing litigation, refer to Note 15. Commitments and Contingencies to our consolidated financial statements included elsewhere in this Report;

- a $35.5 million increase in employee costs, reflecting our ongoing investments to support growth;
- a $20.3 million increase in SG&A expenses due to the write-off of receivables, restructuring, contractual co-packer obligations, acquisition related expenses and other project-related fees; and
- a $12.4 million decrease in other SG&A expenses.

Other Income (Expense)

Total other income for the year ended December 31, 2024 was $39.3 million, which reflects an increase of $13.9 million versus $25.4 million for the year ended December 31, 2023. The increase was primarily attributable to interest income earned on cash held in our money market accounts.

Net Income Attributable to Common Stockholders

Net income attributable to common stockholders for the year ended December 31, 2024 was $107.5 million, representing basic earnings per share of $0.46 based on a basic weighted average of 233.7 million shares outstanding. In comparison, for the year ended December 31, 2023 the Company had a net income attributable to common stockholders of $182.0 million, representing basic earnings per share of $0.79 based on a weighted average of 230.8 million shares outstanding. Diluted earnings per share was $0.45 and $0.77 for the years ended December 31, 2024 and December 31, 2023, respectively.

Liquidity and Capital Resources

General

As of December 31, 2024, we had cash and cash equivalents of approximately $890.2 million and working capital of $959.0 million.

Our primary sources of liquidity are cash flows from operations and our existing cash balances, which includes $542.0 million of net proceeds received from our issuance of Series A Preferred Stock to Pepsi in 2022. We believe that cash available from operations, including our cash resources, will be sufficient for our working capital needs, including purchase commitments for raw materials and inventory, increases in accounts receivable and other assets, and purchases of capital assets and equipment for the next twelve months and beyond.

Purchases of inventories, increases in accounts receivable and other assets, equipment purchases (including coolers), advances to certain co-packers and distributors, and payments of accounts payable and income taxes are expected to remain our principal recurring uses of cash and material cash requirements.

Pending acquisition of Alani Nu

In connection with the Alani Nu acquisition, the Company expects to pay a total consideration that ranges from $1,775.0 million to $1,800.0 million, consisting of:

- $1,275.0 million in cash, subject to adjustments to be funded through a combination of new debt and cash available;
- approximately 22.5 million shares of Celsius common stock, with an aggregate value of $500.0 million, based on the volume-weighted average price per share for the 10 trading days ended February 18, 2025; and
- up to $25.0 million in additional contingent cash consideration, dependent on Alani Nu's 2025 revenue performance.

The completion of the acquisition is subject to customary closing conditions, including regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act. Failure to obtain necessary approvals could result in a $53.3 million termination fee payable by Celsius to Alani Nu.

The company believes its current liquidity position, cash flow from operations, and access to financing facilities will be sufficient to meet its near-term and long-term obligations, including the consummation of the pending acquisition of Alani Nu.

Cash flows for the years ended December 31, 2024 and 2023

Cash flows provided by operating activities

Cash flows provided by operating activities totaled $262.9 million for 2024, which compares to $141.2 million net cash provided by operating activities for the year ended December 31, 2023. The $121.7 million increase in net cash provided by operating activities can be attributed to higher cash provided by operating income, as well as the timing of certain payments and strategic inventory management as a part of working capital initiatives.

Cash flows used in investing activities

Cash flows used in investing activities totaled $101.7 million for 2024 compared to cash used in investing activities of $14.2 million for the year ended December 31, 2023. The change in cash used in investing activities was primarily attributable to the $75.3 million acquisition of Big Beverages during the year. Additionally, purchases of property, plant and equipment increased to approximately $23.4 million versus $17.4 million for the years ended December 31, 2024 and December 31, 2023, respectively.

Cash flows used in financing activities

Cash flows used in financing activities totaled $26.0 million for 2024, representing an $0.8 million increase from the $25.2 million cash used in financing activities in 2023. The increase was mainly due to the repurchase of common stock for tax withholdings, partially offset by increased proceeds from exercised stock options. Cash used in financing activities was primarily attributable to the dividend payments related to the Series A Preferred Stock totaling $27.5 million for each of the years ended December 31, 2024 and December 31, 2023.

Off Balance Sheet Arrangements

As of December 31, 2024 and 2023, we had no off balance sheet arrangements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In connection with the preparation of our consolidated financial statements, we are required to make judgments and estimates that significantly affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. These estimates are based on historical experience, current trends and various other assumptions we believe to be reasonable under the circumstances. It is important to note that these critical accounting estimates are essential in fairly portraying our financial condition and results, and involve complex, subjective judgements. We continually review the underlying factors used in our estimates, including reviewing the significant accounting policies impacting the estimates, to ensure compliance with U.S. GAAP. However, due to the inherently uncertain nature of estimates, and the dependence on a number of underlying variables and a range of possible outcomes, actual results may be materially different. We have identified the accounting estimate below as critical to understanding and evaluating the financial results reported in our consolidated financial statements.

The following accounting policy and estimate should be read in conjunction with the descriptions of our significant accounting policies and recent accounting pronouncements, contained in Note 2. *Basis of Presentation and Summary of Significant Accounting Policies* to our consolidated financial statements set forth elsewhere in this Report.

Revenue Recognition - Promotional (Billbacks) Allowance

The Company's promotional allowance programs with its distributors or retailers are executed through separate agreements in the ordinary course of business. These agreements provide for one or more arrangements that are of varying durations. The Company's billbacks are calculated based on various programs with distributors and retail customers, and accruals are established for the Company's anticipated liabilities. These accruals are based on agreed upon terms as well as the Company's historical experience with similar programs. Differences between such estimated expenses and actual expenses for promotional and other allowance are recognized in earnings in the period such differences are determined.

The Company conducts regular reviews of promotional activities and related financial data, including final invoicing for previous periods. Such reviews are essential for ensuring the accuracy of accounting estimates related to accrued promotional allowances for the Company's customers.

Promotional allowances are recorded as reductions to revenue and primarily include consideration given to the Company's distributors or retail customers including, but not limited to the following:
- discounts from list prices to support price promotions to end-consumers by retailers;
- reimbursements given to the Company's distributors for agreed portions of their promotional spend with retailers, including slotting, shelf space allowances and other fees for both new and existing products;
- the Company's agreed share of fees given to distributors and/or directly to retailers for advertising, in-store marketing and promotional activities;
- the Company's agreed share of slotting, shelf space allowances and other fees given directly to retailers, club stores and/or wholesalers;
- incentives given to the Company's distributors and/or retailers for achieving or exceeding certain predetermined volume goals;
- discounted products;

- contractual fees given to the Company's distributors related to sales made directly by the Company to certain customers that fall within the distributors' sales territories; and

- contractual fees given to distributors for items sold below defined pricing targets.

For more information on our promotional allowance policies, including changes to the estimate, see Note 2. *Basis of Presentation and Summary of Significant Accounting Policies* and Note 4. *Revenue* to our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Commodity Pricing and Market Risks

In the normal course of our business, our financial position and supply chain are routinely subject to a variety of risks, notably those related to commodity pricing. The production of our products and transportation are heavily reliant on commodities such as aluminum, sucralose, caffeine, vitamins, and power sources. Customarily, we purchase the raw materials and these costs expose us to price volatility and fluctuations. Currently, ongoing global events, including conflicts and inflationary pressures, as well as adverse weather conditions and supply chain disruptions, can significantly influence these costs and their availability. To mitigate supply chain risks, we typically purchase raw materials from multiple sources and utilize multiple co-packers for manufacturing and third-party service providers for transportation. In relation to manufacturing, we typically have multiple co-packers across each geographical area, thereby allowing us to have redundancy if a manufacturer were to have operational challenges in a specific region or to utilize as our business grows. In addition, we typically hold sufficient inventory in order to offset short-term market disruptions, helping ensure continuous production and supply.

Our competitive environment limits our ability to offset rising costs through higher product pricing. Despite this, we believe that the risk from cost fluctuations is currently immaterial. To stabilize aluminum costs, we enter into agreements with 12-month durations, effectively reducing short-term volatility. Other raw material prices such as flavors and ingredients may experience fluctuations over varying periods, dependent on factors such as, market trends, contractual terms, and strategic decisions. We mitigate the risk of increasing costs by either renegotiating prices with current suppliers or seeking one of our alternative vendors offering favorable terms. Our reliance on price locking as a primary cost management strategy negates the need for hedging in our financial risk management approach.

Interest Rate Risk

Our financial assets subject to interest rate fluctuations were cash and cash equivalents of $890.2 million as of December 31, 2024. These balances are held in interest-bearing accounts, and changes in interest rates would directly affect our interest income.

Currently, we have no debt other than trade payables incurred in the ordinary course of business; therefore, we have no debt-related interest expense that could be impacted by fluctuating interest rates. This absence of debt underscores our stable financial position and reduces our exposure to interest rate risk, which primarily affects our interest income.

Foreign Currency Exchange Risk

We operate internationally, leading to exposure to foreign currency exchange risk. The Company's foreign subsidiaries' functional currencies are either the local currencies of the countries where operations are located or the U.S. dollar. We periodically remeasure the assets and liabilities denominated in non-functional currencies and the gain or loss from these adjustments is included in the consolidated statements of operations and comprehensive income (loss). Translation gains and losses that arise from translating net assets from functional currency to U.S. dollars, and gains and losses on long-term intercompany balances, are recorded to other comprehensive income (loss), net of income tax. For a detailed discussion of our foreign currency gains, losses, and translation adjustments, including the impact on our financial results, please refer to Note 2. *Basis of Presentation and Summary of Significant Accounting Policies*.

A substantial majority of our operations and investment activities are transacted in U.S. dollars, limiting our exposure to foreign currency exchange risk. While at present, our foreign currency exchange risk is not considered material to our overall financial position, accounting for approximately 0.2% of our revenue in 2024, and approximately 0.1% of our 2023 revenue, we continuously monitor and assess our exposure to currency fluctuations and the potential impact to our financial position and results of operations.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item 8 commences on page F-1, immediately following the signature page to this Report, and is incorporated by reference in this Item 8.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms adopted by the SEC. These controls also ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act are accumulated and communicated to the Company's management, including our President and Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial and accounting officer), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our President and Chief Executive Officer, as well as our Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based on that evaluation, our President and Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and financial officers and effected by the Company's Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. This includes policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our President and Chief Executive Officer and our Chief Financial Officer conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Successful Remediation of Prior Year Material Weakness

As of December 31, 2023, management had identified a material weakness in internal control over financial reporting related to the ineffective design and operation of business process-level controls in the following areas:
- Accounting for revenue recognition;
- Accounting for promotional allowances; and
- Accounting for inventories.

Throughout 2024, the Company dedicated substantial resources to remediate the identified material weakness. These remediation efforts included:
- Implementation of enhanced business process-level controls related to revenue recognition, promotional allowances, and inventory accounting;
- Strengthening review and approval controls to ensure appropriate oversight and accuracy;
- Expansion of formal accounting policies and procedures;
- Increased training and accountability measures within the finance and accounting functions; and
- Completion of management testing, confirming that the new controls were designed and operating effectively for a sufficient period of time.

Based on these remediation efforts and the results of management's testing, we concluded that the material weakness identified as of December 31, 2023, was fully remediated as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young LLP, our independent registered public accounting firm, which also audited our consolidated financial statements included in this Report, issued an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2024, which appears in Item 8. *Financial Statements and Supplementary Data.*

Changes in Internal Control Over Financial Reporting

Except for the remediation of certain aspects of the prior year material weaknesses in internal controls over financial reporting described above, there have been no other changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Rule 10b5-1 Trading Arrangements

From time to time, certain of our executive officers and directors have, and we expect they will in the future, enter into, amend and terminate written trading arrangements pursuant to Rule 10b5-1 of the Exchange Act or otherwise. During the quarter ended December 31, 2024, none of our officers or directors adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

Except to the extent included below, the information required by this item will be included in our Proxy Statement for our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024 (the "2025 Proxy Statement") and is incorporated herein by reference.

Insider Trading Policy

We have adopted an Insider Trading Policy which governs the purchase, sale and/or any other dispositions of our securities by the Company and its directors, officers and employees and is reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable exchange listing standards. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all our directors, officers (including our principal executive officer and principal financial officer) and employees. We intend to disclose information pertaining to any amendment to, or waiver from, the provisions of the Code of Business Conduct and Ethics that apply to the Company's principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions and that relate to any element of the Code of Business Conduct and Ethics enumerated in the SEC rules and regulations by posting this information on the Company's website, https://www.celsiusholdingsinc.com/. The information on the Company's website or linked to or from the Company's website is not incorporated by reference into, and does not constitute a part of, this Report or any other documents the Company files with, or furnishes to, the SEC.

Item 11. Executive Compensation.

The information required by this item will be included in our 2025 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item will be included in our 2025 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information required by this item will be included in our 2025 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this item will be included in our 2025 Proxy Statement and is incorporated herein by reference.

Item 15. Exhibit and Financial Statement Schedules.

(a) The following documents are filed as part of this Report:

(1) *Financial Statements.*

The following consolidated financial statements and the report of our independent registered public accounting firm are filed as Item 8. Financial Statements and Supplementary Data of this Report:

Consolidated Balance Sheets as of December 31, 2024 and 2023

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2024, 2023 and 2022

Consolidated Statements of Changes in Stockholders' Equity and Mezzanine Equity for the years ended December 31, 2024, 2023 and 2022

Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)

(2) *Financial Statement Schedules.*

All financial statement schedules called for under Regulation S-X are omitted because the information is not required under the related instructions or the required information is shown in the financial statements or notes thereto, or included elsewhere in this Report.

(3) *Exhibits.*

See Index to Exhibits.

Index to Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
2.1+	Membership Interest Purchase Agreement dated as of February 20, 2025	8-K	2.1	2/20/2025
3.1	Composite Articles of Incorporation of Celsius Holdings, Inc.	10-K	3.1	2/29/2024
3.2	Second Amended and Restated Bylaws	10-Q	3.2	8/6/2024
4.1	Description of Capital Stock	10-K	4.1	2/29/2024
10.1†	Amended 2006 Incentive Stock Plan	10-12G	10.3	7/22/2016
10.2†	2015 Incentive Stock Plan	10-12G	10.4	7/22/2016
10.3†	First Amendment to 2015 Incentive Stock Plan dated October 29, 2020	10-K	10.3	2/29/2024
10.4†	Form of Restricted Stock Unit Award Grant Agreement	10-K	10.4	2/29/2024
10.5†	Form of Performance Stock Unit Award Grant Agreement	10-K	10.5	2/29/2024
10.6†	Employment Agreement between the Company and John Fieldly effective January 1, 2024	10-K	10.6	2/29/2024

10.7†	Employment Agreement between the Company and Jarrod Langhans effective January 1, 2024	8-K	10.1	2/2/2024
10.8	Securities Purchase Agreement, dated August 1, 2022, between PepsiCo, Inc. and Celsius Holdings, Inc.	10-Q	10.1	8/9/2022
10.9	Form of Lock-Up Agreement	10-Q	10.2	8/9/2022
10.10	Registration Rights Agreement, dated August 1, 2022, between PepsiCo, Inc. and Celsius Holdings, Inc.	10-Q	10.3	8/9/2022
10.11+	Distribution Agreement, dated August 1, 2022, between PepsiCo, Inc. and Celsius Holdings, Inc.	10-Q	10.4	8/9/2022
10.12+	Channel Transition Agreement, dated August 1, 2022, between PepsiCo, Inc. and Celsius Holdings, Inc.	10-Q	10.5	8/9/2022
10.13+	Amendment No 1. To Distribution Agreement with PepsiCo., Inc., dated March 23, 2023	8-K	10.1	3/26/2024
10.14†	Employment Offer Letter, dated April 12, 2021, between the Company and Paul Storey	10-Q	10.4	5/7/2024
10.15†	Employment Offer Letter, dated October 9, 2020, between the Company and Tony Guilfoyle	10-Q	10.5	5/7/2024
10.16†	Amendment to Employment Offer Letter, dated February 1, 2023, between the Company and Tony Guilfoyle	10-Q	10.6	5/7/2024
10.17†	Form of Indemnification Agreement	10-Q	10.1	8/6/2024
10.18†	First Amendment, effective August 1, 2024, to the Employment Agreement Between the Company and Jarrod Langhans, dated February 2, 2024	10-Q	10.2	8/6/2024
10.19†	Executive Severance Pay Plan and Summary Plan Description	10-Q	10.3	8/6/2024
10.20†	Form of Executive Change in Control and Indemnity Agreement	10-Q	10.4	8/6/2024
10.21†	Form of Restricted Stock Grant Agreement for certain employees of the Company	10-Q	10.5	8/6/2024
19.1*	Celsius Holdings, Inc. Insider Trading Policy			
21.1*	Subsidiaries of Registrant			
23.1*	Consent of Ernst & Young LLP			
31.1*	Section 302 Certification by Chief Executive Officer			
31.2*	Section 302 Certification by Chief Financial Officer			
32.1**	Section 906 Certification by Chief Executive Officer			
32.2**	Section 906 Certification by Chief Financial Officer			
97.1†	Celsius Holdings, Inc. Mandatory Recovery of Compensation Policy	10-K	97.1	2/29/2024

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page of this Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL (included within the Exhibit 101 attachment)

*   Filed herewith.

**   Furnished herewith.

†   Management contract or compensatory plan arrangement.

+   Pursuant to Item 601(b)(10)(iv) of Regulation S-K, portions of this exhibit have been omitted because the Company customarily and actually treats the omitted portions as private or confidential, and such portions are not material and would likely cause competitive harm to the Company if publicly disclosed. The Company will supplementally provide a copy of an unredacted copy of this exhibit to the U.S. Securities and Exchange Commission or its staff upon request.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELSIUS HOLDINGS, INC.

Date: March 3, 2025

By: /s/ John Fieldly

John Fieldly,
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 3, 2025

By: /s/ Jarrod Langhans

Jarrod Langhans,
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title(s)	Date
/s/ John Fieldly John Fieldly	President, Chief Executive Officer and Director (Principal executive officer)	March 3, 2025
/s/ Jarrod Langhans Jarrod Langhans	Chief Financial Officer (Principal financial and accounting officer)	March 3, 2025
/s/ Cheryl S. Miller Cheryl S. Miller	Director	March 3, 2025
/s/ Hal Kravitz Hal Kravitz	Director	March 3, 2025
/s/ Joyce Russell Joyce Russell	Director	March 3, 2025
/s/ Damon DeSantis Damon DeSantis	Director	March 3, 2025
/s/ Nicholas Castaldo Nicholas Castaldo	Director	March 3, 2025
/s/ Caroline Levy Caroline Levy	Director	March 3, 2025
/s/ Hans Melotte Hans Melotte	Director	March 3, 2025
/s/ Israel Kontorovsky Israel Kontorovsky	Director	March 3, 2025

[THIS PAGE INTENTIONALLY LEFT BLANK]

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Celsius Holdings, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Celsius Holdings, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Celsius Holdings, Inc. (the Company) has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity and mezzanine equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 3, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Boca Raton, Florida
March 3, 2025

<h1 style="text-align:center">Report of Independent Registered Public Accounting Firm</h1>

To the Stockholders and the Board of Directors of Celsius Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Celsius Holdings, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity and mezzanine equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 3, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

<p style="text-align:center">Accrued Promotional Allowances</p>

Description of the Matter	As more fully described in Notes 2 and 4 of the consolidated financial statements, the Company's promotional allowance programs are calculated based on various programs and terms of its contractual arrangements with its distributors and retail customers, and accruals are established at the time of the initial product sale for the Company's anticipated liabilities. These accruals are based on agreed-upon terms with customers and in certain instances require management's judgment with respect to estimating consumer participation and/or distributor and retail customer performance levels to determine the accrual. The estimated promotional expenditures are recorded as a reduction to revenue in the period the underlying sale occurs to customers. Total promotional expenditures included as a reduction to revenue were $455.1 million for the year ended December 31, 2024, and accrued promotional allowances were $135.9 million at December 31, 2024.
	We identified accrued promotional allowances as a critical audit matter because of the extent and subjective nature of management judgment required with respect to estimating consumer participation and/or distributor and retail customer performance levels and future promotional claims in determining the accrual for promotional allowances not yet invoiced by customers at year end.
How We Addressed the Matter in Our Audit	To test accrued promotional allowances, our audit procedures included, among others, evaluating management's judgments regarding estimating the promotional allowances not yet invoiced by its customers as of December 31, 2024. We assessed the reasonableness of management's estimates of the accrued promotional allowances for a sample of customers by developing an expectation of the amount, primarily based on contractual terms in agreements with customers and the historical promotional expenditure amounts per case or as a percentage of sales, and we compared our expectation to management's recorded estimate. We performed inquiries of the Company's sales and marketing personnel to corroborate our understanding of new and existing promotional programs that may alter the relationship between gross billings and promotional allowances, as such programs are considered by management when estimating future promotional claims. In addition, we tested the accuracy and completeness of the underlying data used in management's estimation calculations, as well as the clerical accuracy of such calculations. We also evaluated management's ability to estimate promotional allowances by comparing the actual invoices for promotional allowances subsequently paid to management's original estimates.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2021.

Boca Raton, Florida
March 3, 2025

Celsius Holdings, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 890,190	$ 755,981
Accounts receivable-net[1]	270,342	183,703
Note receivable-net	—	2,318
Inventories-net	131,165	229,275
Deferred other costs-current[2]	14,124	14,124
Prepaid expenses and other current assets	18,759	19,503
Total current assets	$ 1,324,580	$ 1,204,904
Property, plant and equipment-net	55,602	24,868
Right of use assets-operating leases	21,606	1,957
Right of use assets-finance leases-net	230	208
Intangibles-net	12,213	12,139
Goodwill	71,582	14,173
Deferred other costs-non-current[2]	234,215	248,338
Deferred tax assets	38,699	29,518
Other long-term assets	8,154	291
Total Assets	$ 1,766,881	$ 1,536,396
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable[3]	$ 41,287	$ 42,840
Accrued expenses[4]	148,780	62,120
Income taxes payable	10,834	50,424
Accrued promotional allowance[5]	135,948	99,787
Lease liability operating leases	3,265	980
Lease liability finance leases	100	59
Deferred revenue[2]	9,513	9,513
Other current liabilities	15,808	10,890
Total current liabilities	365,535	276,613
Lease liability operating leases	16,674	955
Lease liability finance leases	211	193
Deferred tax liability	2,330	2,880
Deferred revenue[2]	157,714	167,227
Total Liabilities	542,464	447,868
Commitment and contingencies (Note 15)		
Mezzanine Equity:		
Series A convertible preferred stock, $0.001 par value, 5% cumulative dividends; 1,466,666 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively, aggregate liquidation preference of $550,000 as of December 31, 2024 and December 31, 2023, respectively	824,488	824,488
Stockholders' Equity:		
Common stock, $0.001 par value; 300,000,000 shares authorized, 235,013,960 and 231,787,482 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively.	79	77
Additional paid-in capital	297,579	276,717
Accumulated other comprehensive loss	(3,250)	(701)
Retained earnings (accumulated deficit)	105,521	(12,053)
Total Stockholders' Equity	399,929	264,040
Total Liabilities, Mezzanine Equity and Stockholders' Equity	$ 1,766,881	$ 1,536,396

[1] Includes $168.2 million and $130.4 million from a related party as of December 31, 2024 and December 31, 2023, respectively.
[2] Amounts in this line item are associated with a related party for all periods presented.
[3] Includes $1.7 million and $0.1 million to a related party as of December 31, 2024 and December 31, 2023, respectively.
[4] Includes $0.2 million and $1.0 million to a related party as of December 31, 2024 and December 31, 2023, respectively.
[5] Includes $75.1 million and $51.8 million to a related party as of December 31, 2024 and December 31, 2023, respectively.

Celsius Holdings, Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(in thousands, except per share amounts)

		For the years ended December 31,				
		2024		**2023**		**2022**
Revenue[1]	$	1,355,630	$	1,318,014	$	653,604
Cost of revenue		675,423		684,875		382,735
Gross profit		**680,207**		**633,139**		**270,869**
Selling, general and administrative expenses[2]		524,479		366,773		428,670
Income (loss) from operations		**155,728**		**266,366**		**(157,801)**
Other income (expense):						
Interest income on note receivable		—		128		237
Interest income, net		39,263		26,501		5,292
Foreign exchange loss		(1,734)		(1,246)		(392)
Other income		1,793		—		—
Total other income		39,322		25,383		5,137
Net income (loss) before provision for income taxes		195,050		291,749		(152,664)
Provision for income taxes		(49,976)		(64,948)		(34,618)
Net income (loss)	$	**145,074**	$	**226,801**	$	**(187,282)**
Dividends on Series A convertible preferred stock[3]		(27,500)		(27,462)		(11,526)
Income allocated to participating preferred stock[3]		(10,117)		(17,348)		—
Net income (loss) attributable to common stockholders	$	**107,457**	$	**181,991**	$	**(198,808)**
Other comprehensive (loss) income:						
Foreign currency translation (loss) gain, net of income tax		(2,549)		1,180		(2,495)
Comprehensive income (loss)	$	**104,908**	$	**183,171**	$	**(201,303)**
Earnings per share[4]:						
Basic	$	0.46	$	0.79	$	(0.88)
Diluted	$	0.45	$	0.77	$	(0.88)
Weighted average shares outstanding[4]:						
Basic		233,667		230,784		226,947
Diluted		237,404		236,964		226,947

[1] Includes $742.0 million, $782.3 million and $142.3 million for the years ended December 31, 2024, 2023 and 2022, respectively, from a related party.
[2] Includes $2.4 million for each of the years ended December 31, 2024 and 2023 with no balance for 2022 from a related party.
[3] Amounts in this line item are associated with a related party for all periods presented.
[4] Forward Stock Split - The accompanying consolidated financial statements and notes thereto have been retrospectively adjusted to reflect the three-for-one stock split that became effective on November 13, 2023. See *Note 2. Basis of Presentation and Summary of Significant Accounting Policies* for more information.

The accompanying notes are an integral part of these audited consolidated financial statements

Celsius Holdings, Inc.
Consolidated Statements of Changes in Stockholders' Equity and Mezzanine Equity
(in thousands)

| | Stockholders' Equity | | | | | | Mezzanine Equity | |
| | Common Stock | | | | | | | |
	Shares[1]	Amount	Additional	Accumulated	(Accumulated	Total	Preferred	Amount
Balance at December 31, 2021	**224,727**	**$ 75**	**$ 267,846**	**$ 614**	**$ (51,490)**	**$ 217,045**	**—**	**$ —**
Stock-based compensation			20,665			20,665		
Stock option exercises, RSUs and PSUs converted	4,420	1	3,683			3,684		
Issuance of Series A convertible preferred stock - net of issuance costs							1,467	824,488
Dividends paid to Series A convertible preferred stock ($7.86 per share)			(11,526)			(11,526)		
Foreign currency translation				(2,495)		(2,495)		
Net income (loss)					(187,282)	(187,282)		
Balance at December 31, 2022	**229,147**	**$ 76**	**$ 280,668**	**$ (1,881)**	**$ (238,772)**	**$ 40,091**	**1,467**	**$ 824,488**
Adoption of accounting standard					(82)	(82)		
Stock-based compensation			21,226			21,226		
Stock option exercises, RSUs and PSUs converted	2,640	1	2,285			2,286		
Dividends paid to Series A convertible preferred stock ($18.72 per share)			(27,462)			(27,462)		
Foreign currency translation				1,180		1,180		
Net income					226,801	226,801		
Balance at December 31, 2023	**231,787**	**$ 77**	**$ 276,717**	**$ (701)**	**$ (12,053)**	**$ 264,040**	**1,467**	**$ 824,488**
Stock-based compensation			19,591			19,591		
Stock option exercises, RSUs and PSUs converted	3,300	2	3,856			3,858		
Dividends paid to Series A convertible preferred stock ($18.75 per share)					(27,500)	(27,500)		
Repurchase of common stock related to tax withholdings	(61)		(2,261)			(2,261)		
Treasury Stock	(12)		(324)			(324)		
Foreign currency translation				(2,549)		(2,549)		
Net income					145,074	145,074		
Balance at December 31, 2024	**235,014**	**$ 79**	**$ 297,579**	**$ (3,250)**	**$ 105,521**	**$ 399,929**	**1,467**	**$ 824,488**

[1] *Forward Stock Split - The accompanying consolidated financial statements and notes thereto have been retrospectively adjusted to reflect the three-for-one stock split. See Note 2. Basis of Presentation and Summary of Significant Accounting Policies for more information.*

The accompanying notes are an integral part of these consolidated financial statements

Celsius Holdings, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the years ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net income (loss)	$ 145,074	$ 226,801	$ (187,282)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,274	3,226	1,917
Impairment of intangible assets	—	—	2,379
Allowance for credit losses[1]	3,294	2,128	2,352
Amortization of deferred other costs[2]	14,124	14,124	5,885
Inventory excess and obsolescence	19,086	7,312	6,131
Loss on disposal of property, plant and equipment	173	198	—
Stock-based compensation expense	19,591	21,226	20,665
Deferred income taxes-net	(9,730)	(42,055)	20,244
Foreign exchange loss	1,734	1,246	483
Other operating activities	(324)	—	—
Changes in operating assets and liabilities:			
Accounts receivable[3]	(89,665)	(121,558)	(26,369)
Note receivable-net	2,318	—	—
Inventories	77,190	(63,299)	11,802
Prepaid expenses and other current assets	1,074	(7,980)	2,214
Accounts payable[4]	(1,170)	5,249	428
Accrued expenses[5]	85,398	(8,025)	34,644
Income taxes payable	(39,536)	48,102	(164)
Accrued promotional allowance[6]	36,161	63,810	16,940
Accrued distributor termination fees	(248)	(3,739)	3,986
Other current liabilities	4,920	7,305	2,610
Change in right of use asset and lease liability-net	535	(102)	(183)
Deferred revenue[2]	(9,513)	(12,723)	189,463
Other long-term assets	(4,862)	(28)	37
Net cash provided by operating activities	**262,898**	**141,218**	**108,182**
Cash flows from investing activities:			
Collections from note receivable	—	3,233	2,592
Purchase of property, plant and equipment[7]	(23,390)	(17,433)	(8,264)
Purchase of non-marketable equity securities	(3,000)	—	—
Acquisition of Big Beverages Contract Manufacturing L.L.C., net of cash acquired	(75,336)	—	—
Net cash used in investing activities	**(101,726)**	**(14,200)**	**(5,672)**
Cash flows from financing activities:			
Principal payments on finance lease obligations	(61)	(44)	(63)
Proceeds from exercise of stock options	3,856	2,285	3,683
Proceeds from issuance of Series A preferred shares, net of issuance costs	—	—	542,018
Cash dividends paid on Series A convertible preferred stock[2]	(27,500)	(27,462)	(11,526)
Repurchase of common stock related to tax withholdings	(2,261)	—	—
Net cash (used in) provided by financing activities	**(25,966)**	**(25,221)**	**534,112**
Effect on exchange rate changes on cash and cash equivalents	(997)	1,257	50
Net increase in cash and cash equivalents	**134,209**	**103,054**	**636,672**
Cash and cash equivalents at beginning of the period	755,981	652,927	16,255
Cash and cash equivalents at end of the period	$ **890,190**	$ **755,981**	$ **652,927**
Supplemental disclosures:			
Cash paid for:			
Taxes	$ 99,134	$ 56,748	$ 14,335

[1] Includes $0.6 million and $0.1 million associated with a related party for the years ended December 31, 2024 and 2023 with no balance for 2022.
[2] Amounts in this line item are associated with a related party for all periods presented.
[3] Includes $(37.8) million, $(98.8) million and $(31.6) million associated with a related party for the years ended December 31, 2024, 2023 and 2022, respectively.

[4] Includes $(1.6) million and $(0.1) million associated with a related party for the years ended December 31, 2024 and 2023, respectively, with no balance for 2022.
[5] Includes $0.8 million $1.3 million and $(2.3) million associated with a related party for the years ended December 31, 2024, 2023 and 2022, respectively.
[6] Includes $23.3 million $37.9 million and $13.9 million associated with a related party for the years ended December 31, 2024, 2023 and 2022, respectively.
[7] Includes $(10.4) million and $(9.7) million associated with a related party for the years ended December 31, 2024 and 2023 with no balance for 2022.

The accompanying notes are an integral part of these audited consolidated financial statements

(Tabular dollars in thousands, except per share amounts)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Business Overview

Celsius Holdings, Inc. (the “Company,” “Celsius Holdings” or “Celsius”) was incorporated under the laws of the State of Nevada on April 26, 2005.

Celsius is a functional energy drink company operating in the United States (“U.S.”) and internationally. The Company engages in the development, processing, marketing, sale, manufacturing, and distribution of functional energy drinks and other products to a broad range of consumers, including fitness enthusiasts. Celsius provides differentiated products with innovative formulas, many of which are clinically proven and are meant to positively impact the lives of its consumers. The Company's brand has proven to be attractive to a broad range of customers.

Celsius is marketed as a premium lifestyle and energy drink formulated to power active lifestyles. Celsius products are currently offered in major retail segments across the U.S., including conventional grocery, natural food stores, convenience stores, fitness centers, mass market retailers, vitamin specialty stores and e-commerce platforms. Additionally, the Company's products are available in select markets across Canada, Europe, and the Asia-Pacific region.

Agreements with PepsiCo Inc.

On August 1, 2022, the Company entered into multiple agreements with PepsiCo Inc. (“Pepsi”), including a long-term agreement that resulted in Pepsi becoming the primary distribution supplier for Celsius products in the U.S. (the “Distribution Agreement”). Under this agreement, the Company granted Pepsi a right of first offer in the event the Company intends to manufacture, distribute or sell products in certain additional countries or channels during the term of the agreement.

In connection with entering into these agreements, the Company issued and sold to Pepsi approximately 1.5 million shares of the Company's Series A Convertible Preferred Stock (“Series A” or “Series A Preferred Stock”) in exchange for cash proceeds of $550 million, excluding transaction costs. For additional information regarding the Company's agreements with Pepsi, see Note 4. *Revenue*, Note 11. *Related Party Transactions*, and Note 12. *Mezzanine Equity*.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (the "SEC").

Certain prior period amounts have been reclassified to conform to the current period's presentation in the consolidated financial statements and accompanying notes. Specifically, Accounts payable and Accrued expenses were previously combined but are now presented as separate line items on the consolidated statements of cash flows.

In accordance with Rule 4-08(k)(1), Rule 5-02, and Rule 5-03 of Regulation S-X, certain related party transactions previously disclosed in Note 11. *Related Party Transactions*, are now presented on the face of the consolidated balance sheets, consolidated statements of operations and comprehensive income, and consolidated statements of cash flow for all periods presented.

Common Stock Split — On November 13, 2023, the Company effected a three-for-one stock split to stockholders of record on such date (the "Forward Stock Split"). For clarity and consistency in financial reporting, all shares, restricted stock units, performance stock units, stock options, and per share amounts presented in the accompanying consolidated financial statements and related notes have been retrospectively adjusted to account for the effects of the stock split for all periods presented.

Principles of Consolidation — The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in accordance with U.S. GAAP.

Business Combinations — The Company accounts for business combinations in accordance with Accounting Standards Codification (“ASC”) Topic 805, *Business Combinations* ("ASC 805"). Under this guidance, the results of operations of an acquired business are included in the Company’s consolidated financial statements and related notes prospectively from the acquisition date.

(Tabular dollars in thousands, except per share amounts)

The Company allocates the purchase consideration to the identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values as of the acquisition date. Any excess of the purchase consideration over the fair value of net assets acquired is recognized as goodwill. During the measurement period, which does not exceed twelve months from the acquisition date, adjustments to the preliminary fair value estimates may be recorded as additional information becomes available. Measurement period adjustments, if applicable, are recognized in the reporting period in which the adjustments are determined and reflected as a prospective adjustment to goodwill.

Transaction costs associated with acquisitions, such as advisory, legal, and consulting fees, are expensed as incurred.

Goodwill and intangible assets recognized as part of acquisitions are subsequently tested for impairment in accordance with the Company's accounting policy for goodwill and indefinite-lived intangible assets. See Note 9. *Goodwill and Intangibles* for further discussion of impairment testing.

Segment Reporting — Operating segments are defined as components of an enterprise that engage in business activities, maintain discrete financial information, and undergo regular review by the chief operating decision maker (the "CODM"), who is the Chief Executive Officer, to assess performance and allocate resources, see Note 16. *Segment Reporting.*

Although the Company operates in multiple geographical regions, it functions as a single operating segment because its operations and strategies are centrally designed and executed and remain significantly similar across these regions. The CODM evaluates operating results and allocates resources on a consolidated basis due to the significant economic interdependencies between the Company's geographical operations. As a result, the Company is managed as a single operating segment and has a single reportable segment.

Significant Estimates — The preparation of consolidated financial statements and accompanying disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates. These estimates and judgements are reviewed on an ongoing basis and are revised when necessary. Significant estimates include promotional allowances, intangibles, assets and liabilities assumed as a part of business combinations, the allowance for current expected credit losses, leases, allowance for inventory obsolescence and sales returns, the useful lives of property, plant and equipment, impairment of goodwill and intangibles, deferred taxes and related valuation allowance, and the valuation of stock-based compensation.

Concentrations of Risk — The majority of the Company's revenue is derived from the sale of CELSIUS® functional energy drinks. Powder sales accounted for approximately 4.7%, 3.7% and 4.1% of revenue for the years ended December 31, 2024, 2023 and 2022.

Revenue from customers accounting for more than 10.0% of total revenue for the years ended December 31, 2024, 2023 and 2022 was as follows:

	2024	2023	2022
Pepsi	54.7%	59.4%	22.2%
Costco	11.6%	12.0%	16.7%
All others	33.7%	28.6%	61.1%
Total	**100.0%**	**100.0%**	**100.0%**

Accounts receivable from customers accounting for more than 10.0% of total accounts receivable at December 31, 2024 and 2023 were as follows:

	2024	2023
Pepsi	62.2%	69.0%
Costco	10.2%	3.7%
All others	27.6%	27.3%
Total	**100.0%**	**100.0%**

(Tabular dollars in thousands, except per share amounts)

Cash Equivalents — The Company considers all highly liquid instruments with original maturities of three months or less, when purchased to be cash equivalents. As of December 31, 2024 and 2023, the Company did not hold any instruments with original maturities exceeding three months.

Financial instruments that potentially subject the Company to concentrations of credit risk primarily include cash and cash equivalents, and accounts receivable. At December 31, 2024 and 2023, the Company had approximately $889.2 million and $755.5 million, respectively, in excess of the FDIC limit.

Accounts Receivable and Current Expected Credit Losses — The Company is exposed to potential credit risks associated with its product sales and related accounts receivable, as it generally does not require collateral from its customers. The Company's expected loss allowance for accounts receivable is determined using historical collection experience, current and expected future economic and market conditions, an assessment of the current status of customers' trade accounts receivables, and where available, an evaluation of the financial condition and credit ratings of larger customers, including credit reports. Customers are pooled based on common risk factors, and the Company reassesses these customer pools on a periodic basis. The allowance for credit losses is based on aging of the accounts receivable balances and estimated credit loss percentages. The Company estimated expected credit losses for its note and royalty receivable related to Qifeng Food Technology (Beijing) Co. Ltd ("Qifeng") by assessing credit risk using the probability of default and incorporating forward-looking information. Based on this assessment, the related receivables were fully written off during the year ended December 31, 2024.

Changes in the allowance for expected credit losses for the year ended December 31, 2024 were as follows:

	Allowance for Expected Credit Losses
Balance as of December 31, 2023	$ 3,137
Other current period change for expected credit losses	7,997
Write off	(5,856)
Balance as of December 31, 2024	**$ 5,278**

Inventories — Inventories are valued at the lower of cost or net realizable value with costs approximating those determined under the first-in, first-out method. Changes in the inventory reserve are included in cost of revenue. See Note 5. *Inventories* for more information.

Deferred Costs — The Company deferred the excess of the Series A Shares' fair value over the proceeds received from Pepsi as part of the Distribution Agreement. These deferred costs are amortized over the twenty-year term of the agreement, aligning the recognition of the costs with the benefits derived from the agreement.

Property, Plant and Equipment — Property, plant and equipment are stated at cost, net of accumulated depreciation and if applicable, impairment. Depreciation of property, plant and equipment is calculated using the straight-line method over the estimated useful life of the asset, generally ranging from three to fifteen years. Routine repairs and maintenance that do not improve or extend the useful life of the assets are expensed as incurred. When property, plant and equipment is sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss). See Note 7. *Property, Plant and Equipment* for more information.

Leases — The Company follows the provisions of ASC Topic 842, *Leases* ("ASC 842"). The Company leases office space, a storage facility, machinery and equipment, warehouses, and vehicles, both in the U.S. and internationally under operating and finance leases that expire at various dates through 2034. For new or modified agreements, the Company assesses whether an arrangement contains a lease by evaluating whether the Company obtains (1) the right to substantially all the economic benefits from the use of the asset and (2) the right to direct how and for what purpose the asset is used.

If the arrangement contains a lease, the Company records a right-of-use asset and a lease liability, initially recognized based on the discounted future lease payments over the term of the lease. If the rate implicit in the lease is not readily determinable, the Company's incremental borrowing rate is used in calculating the present value of the lease payments. Right-of-use assets exclude any lease incentives received. The majority of the Company's leases are deemed operating leases. Operating lease costs are included in selling, general and administrative expenses.

(Tabular dollars in thousands, except per share amounts)

The Company has no residual value guarantees associated with its leases. Lease cost may include both lease and non-lease components, such as shared operating costs that typically cover property expenses, including insurance, utilities, and maintenance. Where applicable, the Company elected the practical expedient to account for lease and non-lease components as a single lease component in the calculation of lease liabilities and right-of-use assets. Leases with terms of 12 months or less are not recorded on the consolidated balance sheets.

Long-Lived Assets — In accordance with ASC Topic 360, *Property, Plant, and Equipment* the Company reviews the carrying value of long-lived assets, which includes property, plant and equipment-net, right-of-use assets, and definite-lived intangibles-net, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized for a long-lived asset if its carrying amount is not recoverable and exceeds its fair value. The carrying amount is not considered recoverable when it exceeds the sum of the undiscounted cash flows expected to result from use of the asset over its remaining useful life and final disposition. The Company did not record any impairment charges related to long-lived assets for the years ended December 31, 2024, 2023 or 2022.

Long-Lived Asset Geographic Data — The following table consists of geographic long-lived asset information, which includes property, plant and equipment-net, right-of-use assets, and definite-lived intangibles-net and excludes goodwill and indefinite-lived intangibles, for individual countries that represent a significant portion of the total:

	December 31, 2024	December 31, 2023
North America	$ 72,115	$ 24,316
Finland	10,950	12,153
Ireland	3,599	—
Sweden	2,523	2,212
Other	29	29
Long-lived assets related to foreign operations	17,101	14,394
Long-lived assets-net	**$ 89,216**	**$ 38,710**

Goodwill and Intangible Assets— Indefinite-lived intangible assets and goodwill are not amortized but instead, are evaluated for impairment at least annually on October 1st, or when events indicate that an impairment exists.

In the qualitative assessment, management considers factors including macroeconomic conditions, industry conditions, cost factors regarding raw materials and operations, legal and regulatory environments and historical financial performance. If an impairment indicator exists, a quantitative assessment is performed. The Company performs its goodwill impairment analysis at the reporting unit level, consisting of one reporting unit, as of October 1, 2024.

If management determines, after performing an assessment based on the qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, or that a fair value of the reporting unit substantially in excess of the carrying amount cannot be assured, then a quantitative goodwill impairment test would be required. The quantitative test for goodwill impairment is performed by determining the fair value of the reporting unit. Management has performed its evaluation and determined the fair value of the reporting unit is significantly greater than the carrying amount and, accordingly, the Company has not recorded any impairment charges related to goodwill during the year ended December 31, 2024 or December 31, 2023.

The addition of the Pepsi distribution network in 2022 shifted the Company's primary focus to the U.S. market, and as a result it was determined that impairment indicators for the Func Food brand's indefinite-lived intangible asset were present. The Company does not anticipate focusing on the expansion of Func Food branded products and the Company plans to focus on Celsius branded products. As a result of the strategic shift, which the Company considered a triggering event, the Company quantitatively tested the Func Foods' brand name for impairment utilizing the relief from royalty method to determine its fair value. As a result of the quantitative assessment, the Company recorded an impairment charge of $2.4 million for the year ended December 31, 2022 which is presented within selling, general and administrative expenses, see Note 9. *Goodwill and Intangibles.*

Other Current Liabilities — Other current liabilities primarily consist of various state beverage container deposits and VAT/GST payables. As of December 31, 2024 and December 31, 2023, state beverage container deposits payables were $12.6 million and $10.1 million, respectively. As of December 31, 2024 and December 31, 2023, VAT/GST payables were $1.7 million and $0.8 million, respectively. Other current liabilities, excluding these amounts, totaled $1.5 million as of December 31, 2024, with no balance as of December 31, 2023.

(Tabular dollars in thousands, except per share amounts)

Deferred Revenue — The Company may receive payments from new distributors in territories as reimbursement for contract termination costs paid to the prior distributors in those territories. Amounts received pursuant to these new or amended distribution agreements entered into with certain distributors relating to the costs associated with terminating the Company's prior distributors are accounted for as deferred revenue and recognized ratably over the anticipated life of the respective new or amended distribution agreements.

Distributor Termination Fees — For the years ended December 31, 2024 and December 31, 2023 termination fees related to termination charges associated with certain prior distributors were immaterial. The Company incurred approximately $193.8 million in such expenses for the year ended December 31, 2022. These costs were included in selling, general and administrative expenses upon termination of the distributor agreements.

Revenue Recognition — The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. Revenue is recognized when performance obligations under the terms of a contract with the customer are satisfied. Product sales occur once control is transferred based on the commercial terms of the agreement with the customer. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. See Note 4. *Revenue* for more information.

Cost of Revenue — Cost of revenue consists of the costs of raw materials, co-packing fees, repacking fees, inbound and outbound freight charges, certain internal transfer costs, warehouse expenses incurred prior to the manufacturing of the Company's finished products, inventory allowance for excess and obsolete products, and certain quality control costs. Raw materials account for the largest portion of the cost of revenue. Raw materials include concentrates and liquid bases, cans, other containers, flavors, ingredients and packaging materials.

Shipping and Handling Costs — Shipping and handling costs for freight charges on goods shipped are included in cost of revenue. Freight expense on goods shipped for the years ended December 31, 2024, 2023 and 2022 were approximately $50.7 million, $58.7 million and $26.8 million, respectively.

Advertising Costs — Advertising costs are expensed as incurred and charged to selling, general and administrative expenses. The Company mainly uses targeted marketing initiatives, such as sporting events, print, radio, and television advertising, alongside direct sponsorships and endorsements. The Company incurred advertising expenses of approximately $221.6 million, $160.0 million and $85.1 million, for the years ended December 31, 2024, 2023, and 2022, respectively.

Research and Development — Research and development costs are charged to selling, general and administrative expenses as incurred and consist primarily of consulting fees, raw material usage and production testing. The Company incurred expenses of approximately $1.0 million, $1.7 million and $0.4 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Foreign Currency Gain/Loss — The Company's foreign subsidiaries' functional currencies are either the local currencies of the countries where operations are located or the U.S. dollar. The Company's foreign subsidiaries remeasure their assets and liabilities denominated in non-functional currencies on a periodic basis, and the gain or loss from these adjustments related to fluctuations in foreign exchange rates is included in the consolidated statements of operations and comprehensive income as foreign exchange gain (loss). For the years ended December 31, 2024, 2023 and 2022, the Company recognized net foreign exchange losses of approximately $1.7 million, $1.2 million, and $0.4 million, respectively.

Foreign Currency Translation — The assets and liabilities of foreign operations are translated into U.S. dollars, which is the Company's reporting currency, using current exchange rates. Translation gains and losses, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in other comprehensive (loss) income as foreign currency translation adjustments, net of income tax. For the years ended December 31, 2024, 2023 and 2022 the Company experienced a foreign currency translation net loss of approximately $2.5 million, a net gain of $1.2 million and a net loss of approximately $2.5 million, respectively.

The Company's operations in different countries required that it primarily transacted in the following currencies for the year ended December 31, 2024:

Australian Dollar,
Canadian Dollar,
Chinese Yuan,
Euro,
Hong Kong Dollar,
New Zealand Dollar,
Pound Sterling, and

Swedish Krona.

Fair Value of Financial Instruments — ASC 820, *Fair Value Measurement* ("ASC 820") defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs, which rely on the reporting entity's assumptions when there is little or no market data.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, other current liabilities, note receivable, and accrued expenses approximate fair value due to their short-term maturities and market interest rates.

Income Taxes — The Company accounts for income taxes pursuant to the provisions of ASC Topic 740, *Accounting for Income Taxes*. This approach requires, among other things, an asset and liability approach to calculating deferred income taxes, and recognizing deferred tax assets and liabilities for expected future tax consequences stemming from temporary differences between asset and liability carrying amounts and their tax bases. A valuation allowance is established to offset any net deferred tax assets for which management believes it is more-likely-than-not that the net deferred asset will not be realized.

Earnings per Share — The Company computes earnings per share ("EPS") in accordance with ASC Topic 260, *Earnings per Share* ("ASC 260"), which requires that basic earnings per share of common stock are computed by dividing income or loss available to common stockholders by the weighted average number of shares of common stock outstanding. It also requires companies with different classes of stock (e.g., common stock and participating preferred stock) to calculate EPS using the two-class method. The two-class method is an allocation of earnings (distributed and undistributed) between the holders of common stock and a company's participating preferred stockholders. Under the two-class method, earnings for the reporting period are allocated between common stockholders and other security holders based on their respective participation rights in undistributed earnings. The more dilutive of the two-class method or the treasury stock method is used.

The Company also computes diluted EPS, which includes the effect of all potentially dilutive shares of common stock that were outstanding during the period. Such dilutive securities may include restricted stock units ("RSUs"), performance stock units ("PSUs"), stock options, and convertible preferred stock. For the computation of diluted EPS, the numerator is adjusted for the reallocation of earnings to participating securities, reflecting the impact of potentially dilutive securities. The denominator is adjusted to include the weighted average number of additional shares of common stock that would have been outstanding if potentially dilutive shares of common stock had been issued. See Note 3. *Earnings per Share* for more information.

Stock-Based Compensation — The Company follows the provisions of ASC Topic 718, *Compensation — Stock Compensation* ("ASC 718") and related interpretations. Stock-based compensation cost is measured on the date of the grant based on the fair value of the stock awards. The costs are recognized, over the respective vesting periods of the grants. The Company uses straight-line amortization of compensation expense over the requisite service or vesting period of the grants, where applicable and recognizes forfeitures as they occur. See Note 14. *Stock-Based Compensation* for more information.

Selling, General and Administrative Expenses — Selling, general and administrative expenses include various operating expenses such as warehousing costs after manufacturing, expenses for advertising, samplings and in-store demonstrations, costs for merchandise displays, point-of-sale materials and premium items, sponsorship expenses, other marketing expenses and design expenses. Selling, general and administrative expenses also include costs such as payroll costs, travel costs, professional service fees (including legal fees), depreciation and amortization, and other selling, general and administrative costs.

(Tabular dollars in thousands, except per share amounts)

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (the "FASB") issued ASU ("Accounting Standard Update") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This standard enhances segment reporting requirements, necessitating detailed disclosures on key segment expenses and other items, including segment profit or loss measures. It also mandates that companies with a single reportable segment provide comprehensive disclosures. The Company adopted the provisions of ASU 2023-07, beginning December 31, 2024, see Note 16. *Segment Reporting*. The adoption only impacted disclosures and did not have an effect on the Company's financial condition, results of operations or cash flows.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, introducing changes to income tax disclosures, primarily relating to effective tax rates and cash paid for taxes. This ASU requires companies to provide an annual rate reconciliation in both dollar figures and percentages, and changes the way annual income taxes paid are disclosed by all entities, necessitating a breakdown by federal, state, and foreign jurisdictions. The standard becomes effective for public business entities for fiscal years beginning after December 15, 2024. Prospective application is permitted. The Company expects ASU 2023-09 to impact only disclosures with no effect on the Company's financial condition, results of operations or cash flows. The Company is currently assessing the impact of ASU 2023-09 on the financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)*, to enhance expense disclosures by requiring more detailed information on the types of expenses included in certain captions within the consolidated financial statements. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently assessing the impact of adopting ASU 2024-03 on the financial statements and disclosures.

3. EARNINGS PER SHARE

The Company’s Series A Preferred Stock is classified as a participating security in accordance with ASC 260. Net income allocated to the holders of Series A Preferred Stock is based on the Series A stockholders’ proportionate share of weighted average shares of common stock outstanding on an if-converted basis. The Series A Preferred Stock is not contractually obligated to share in losses.

Under the two-class method, for diluted EPS, net income is reallocated to the Series A Preferred Stock, and all potentially dilutive securities based on the contractual participating rights of the respective securities to share in the current earnings as if all of the earnings for the period had been distributed. Common shares issuable under PSU awards were excluded from the dilutive EPS calculation as the related target goals had not been met as of the reporting period end date.

(Tabular dollars in thousands, except per share amounts)

	For the years ended December 31,		
	2024	**2023**	**2022**
Numerator:			
Net income (loss)	$ 145,074	$ 226,801	$ (187,282)
Dividends on Series A convertible preferred stock	(27,500)	(27,462)	(11,526)
Income allocated to participating preferred stock	(10,117)	(17,348)	—
Net income (loss) attributable to common stockholders	**$ 107,457**	**$ 181,991**	**$ (198,808)**
Effect of dilutive securities:			
Allocation of earnings to participating securities	$ 10,117	$ 17,348	$ —
Reallocation of earnings to participating securities	(9,971)	(16,934)	—
Net income (loss) available to common stockholders after assumed conversions	**$ 107,603**	**$ 182,405**	**$ (198,808)**
Denominator:			
Weighted average basic common shares outstanding, basic[1]	233,667	230,784	226,947
Dilutive effect of common shares	3,737	6,180	—
Weighted-average common shares outstanding, diluted	**237,404**	**236,964**	**226,947**
Earnings per share:[1]			
Basic	$ 0.46	$ 0.79	$ (0.88)
Diluted	$ 0.45	$ 0.77	$ (0.88)

(1) *Forward Stock Split - The share numbers have been retrospectively adjusted to reflect the three-for-one stock split that became effective on November 13, 2023. See Note 2. Basis of Presentation and Summary of Significant Accounting Policies for more information.*

For the years ended December 31, 2024, 2023 and 2022, approximately 22.0 million, 22.0 million, and 30.6 million potentially dilutive securities were excluded from the computation of diluted earnings per share related to common stockholders, as their effect was antidilutive.

4. REVENUE

The Company recognizes revenue when performance obligations under the terms of a contract with the customer are satisfied. The primary performance obligation is the promise to sell finished products to customers, including distributors, wholesalers, and retailers. Performance obligations are typically satisfied once control or title is transferred based on the commercial terms of the applicable agreements with customers, and traditionally such agreements do not allow for a right of return. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. Revenue is recorded net of variable consideration, such as provisions for returns, discounts and allowances. Such provisions are calculated using historical averages and adjusted for any expected changes due to current business conditions. Consideration given to customers for cooperative advertising is recognized as a reduction of revenue except to the extent that there is a distinct good or service, in which case the expense is classified as selling, general and administrative expenses, in the Company's consolidated statements of operations and comprehensive income. The amount of consideration the Company receives and revenue the Company recognizes varies with changes in incentives the Company offers to its customers and their customers.

(Tabular dollars in thousands, except per share amounts)

Information about the Company’s revenues by geographical location for the years ended December 31, 2024, 2023 and 2022 was as follows:

	For the years ended		
	December 31, 2024	December 31, 2023	December 31, 2022
North America	$ 1,280,894	$ 1,263,341	$ 617,457
Europe	61,696	43,722	31,054
Asia-Pacific	5,658	4,755	3,647
Other	7,382	6,196	1,446
Revenue	**$ 1,355,630**	**$ 1,318,014**	**$ 653,604**

All of the Company’s North American revenue was derived from the United States and Canada. Revenue from Puerto Rico is included in the 'Other' category.

Promotional (Billback) Allowances

The Company’s promotional allowance programs with its distributors or retailers are executed through separate agreements in the ordinary course of business (variable consideration). These agreements provide for one or more of the arrangements described below and are of varying duration. The Company’s billbacks are calculated based on various programs with distributors and retail customers, and accruals are established for the Company’s anticipated liabilities. These accruals are based on agreed upon terms as well as the Company’s historical experience with similar programs and require management’s judgment with respect to estimating consumer participation and distributor and retail customer performance levels. Differences between estimated and actual promotional and other allowances are recognized in the period such differences are determined.

Promotional allowances are recorded as reductions to revenue and primarily include consideration given to the Company’s distributors or retail customers including, but not limited to the following:

- discounts from list prices to support price promotions to end-consumers by retailers;
- reimbursements given to distributors for agreed portions of their promotional spend with retailers, including slotting, shelf space allowances and other fees for both new and existing products;
- the Company’s agreed share of fees given to distributors and/or directly to retailers for certain advertising, in-store marketing and promotional activities;
- the Company’s agreed share of slotting, shelf space allowances and other fees given directly to retailers, club stores and/or wholesalers;
- incentives provided to distributors and/or retailers for achieving or exceeding certain predetermined volume goals or other incentive targets;
- discounted products;
- contractual fees paid to distributors related to sales made directly by the Company to certain customers that fall within the distributors’ sales territories; and
- contractual fees given to distributors for items sold below defined pricing targets.

For the years ended December 31, 2024, 2023, and 2022, promotional allowances included as a reduction of revenue were $455.1 million, $315.2 million, and $158.5 million, respectively.

Accrued promotional allowances were $135.9 million and $99.8 million as of December 31, 2024 and 2023, respectively.

(Tabular dollars in thousands, except per share amounts)

Agreements with Pepsi

The Company executed multiple agreements with Pepsi on August 1, 2022, including the Distribution Agreement relating to the sale and distribution of certain of the Company's beverage products in existing channels and distribution methods in the U.S., excluding certain existing customer accounts and sales channels, and the U.S. Virgin Islands (collectively, the "Territory"). Under the Distribution Agreement, the Company granted Pepsi the right to sell and distribute its existing beverage products in existing channels and distribution methods and future beverage products that are added from time to time as licensed products under the Distribution Agreement in the Territory. The Distribution Agreement represents a master service agreement and can be canceled by either party without cause in the nineteenth year of the term (i.e., 2041), the twenty-ninth year of the term (i.e., 2051) and in each 10th year thereafter (i.e., 2061, 2071, etc.) by providing 12 months' written notice to the other party on August 1st of the year preceding the year of termination. Except for a termination by the Company "with cause" or a termination by Pepsi "without cause," (each as defined in the Distribution Agreement), the Company is required to pay Pepsi certain compensation upon a termination as specified in the Distribution Agreement.

The Company agreed to provide Pepsi a right of first offer in the event the Company intends to (i) manufacture, distribute or sell products in certain additional countries as specified in the Distribution Agreement or (ii) distribute or sell products in any future channels and distribution methods during the term of the Distribution Agreement. Pepsi agreed to meet and confer in good faith with the Company regarding the terms and conditions upon which Pepsi may be willing to sell or distribute the Company's products, either directly or through local sub-distributors in certain other additional countries. The Distribution Agreement includes other customary provisions, including non-competition covenants in favor of the Company, representations and warranties, indemnification provisions, insurance provisions, and confidentiality provisions. In the fourth quarter of 2023, under the terms of the Distribution Agreement, the Company and Pepsi agreed to extend distribution to the Canadian market, which commenced in January of 2024.

On August 1, 2022, the Company and Pepsi also executed a transition agreement providing for the Company's transition of certain existing distribution rights in the Territory to Pepsi (the "Transition Agreement"). Under the terms of the Transition Agreement, Pepsi agreed to pay the Company up to $250.0 million in multiple tranches to facilitate the Company's transition of certain distribution rights to Pepsi. The Company received $227.8 million from Pepsi that were contractually restricted to be used only to pay termination fees due to other distributors; any excess cash received over amounts due to other distributors was required to be refunded to Pepsi. During 2023, $34.8 million of such funds were refunded to Pepsi. As of and after December 31, 2023, there was no refund liability owed to Pepsi.

On March 23, 2024, the Company entered into Amendment No. 1 to the Distribution Agreement with Pepsi, pursuant to which the Company has agreed to provide Pepsi with an incentive program designed to incentivize and compensate Pepsi for its continued focus on and actions to support the Company. These incentives are accounted for as promotional allowances and recorded as a reduction to revenue.

5. INVENTORIES

Inventories-net consists of the following:

	December 31, 2024	December 31, 2023
Finished goods	$ 108,786	$ 184,434
Raw materials	27,088	49,022
Less: inventory reserve	(4,709)	(4,181)
Inventories-net	**$ 131,165**	**$ 229,275**

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets totaled approximately $18.8 million and $19.5 million, at December 31, 2024 and 2023, respectively, consisting mainly of tax receivables, prepaid insurance, prepaid advertising, prepaid advances to co-packers related to inventory production, prepaid general expenses, prepaid slotting fees, and deposits on purchases.

(Tabular dollars in thousands, except per share amounts)

7. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the Company's property, plant and equipment balances and includes the estimated useful lives that are generally used to depreciate the assets on a straight-line basis:

	Estimated Useful Life in Years	December 31, 2024	December 31, 2023
Merchandising equipment - coolers	3-7	$ 39,231	$ 21,908
Vehicles	5	12,237	6,143
Machinery and equipment	7-15	10,136	—
Office equipment	3-7	2,228	1,467
Leasehold improvements	3-5	2,561	—
Less: accumulated depreciation		(10,791)	(4,650)
Property, plant and equipment		**$ 55,602**	**$ 24,868**

Depreciation expense amounted to approximately $6.5 million, $2.6 million and $1.4 million for the years ended December 31, 2024, 2023, and 2022, respectively, and is reflected in selling, general and administrative expenses.

8. LEASES

The Company leases office space, warehouses, and vehicles, in the U.S. and internationally under both operating and finance leases. Variable lease expense related to operating leases, excluding non-lease components included in total lease costs, did not have a significant impact on the Company's consolidated financial statements.

In September 2024, the Company entered into a non-cancelable sublease agreement for office space, which commenced in October 2024 and extends through 2029. The sublease terminates in the event the related master lease is terminated. Upon commencement, the Company recognized a right-of-use asset and lease liability related to the agreement in accordance with ASC 842. In November 2024, the Company acquired all of the outstanding voting equity interest of Big Beverages and recognized right-of-use assets and lease liabilities for the property leases assumed with the acquisition in accordance with ASC 805 and ASC 842. Refer to Note 17. *Acquisition*.

The components of lease costs were as follows:

	For the years ended December 31,		
	2024	2023	2022
Operating lease costs	$ 2,145	$ 814	$ 664
Amortization of right of use assets- finance lease	126	86	110
Lease costs	**$ 2,271**	**$ 900**	**$ 774**

(Tabular dollars in thousands, except per share amounts)

Supplemental cash flow information and non-cash activity were as follows:

	For the years ended December 31,		
	2024	**2023**	**2022**
Cash paid for amounts related to lease liabilities:			
Operating cash flows from finance leases (interest)	$ 11	$ 7	$ 7
Operating cash flows from operating leases	1,684	836	670
Financing cash flows from finance leases (principal)	61	44	63
Non-cash lease activity:			
Right-of-use assets obtained in exchange for lease obligations	$ 21,934	$ 1,816	$ 731

Weighted-average remaining lease terms and discount rates:

	For the years ended December 31,		
	2024	**2023**	**2022**
Weighted-average remaining lease terms in years			
Operating leases	5.29	2.89	2.02
Finance leases	1.81	2.30	2.69
Weighted-average discount rate			
Operating leases	5.23 %	6.77 %	6.52 %
Finance leases	4.14 %	3.92 %	3.00 %

(Tabular dollars in thousands, except per share amounts)

The aggregate annual lease obligations at December 31, 2024, were as follows:

	Operating Leases	Finance Leases
2025	$ 3,888	$ 111
2026	4,838	181
2027	4,804	14
2028	3,751	24
2029	3,494	—
Thereafter	2,267	—
Total future minimum lease payments	**$ 23,042**	**$ 330**
Less: amounts representing interest	3,103	19
Present value of lease liabilities	19,939	311
Less: current portion	3,265	100
Long-term portion	**$ 16,674**	**$ 211**

9. GOODWILL AND INTANGIBLES

As of December 31, 2024 and December 31, 2023, goodwill was approximately $71.6 million and $14.2 million, respectively. The balance as of December 31, 2024 included additional goodwill of $58.3 million which was recognized as part of the business combination described in Note 17. *Acquisition*.

The carrying amount and accumulated amortization of intangible assets, net of the impact of foreign exchange rate fluctuations as of December 31, 2024 and December 31, 2023, were as follows:

	Estimated Useful Life in Years	December 31, 2024	December 31, 2023
Definite-lived intangible assets			
Customer relationships	6-25	$ 13,970	$ 13,911
Trade name	3	500	—
Less: accumulated amortization		(2,692)	(2,233)
Definite-lived intangible assets, net		**$ 11,778**	**$ 11,678**
Indefinite-lived intangible assets			
Brands		$ 435	$ 461
Intangibles-net		**$ 12,213**	**$ 12,139**

As of December 31, 2024 and December 31, 2023, there were no indicators of goodwill or intangible asset impairment, while in 2022, an intangible asset impairment was recorded related to the Func Food brand for $2.4 million. Amortization expense for the years ended December 31, 2024, 2023 and 2022 was approximately $0.6 million, $0.5 million and $0.5 million, respectively. Amortization expense is included in selling, general and administrative expenses.

(Tabular dollars in thousands, except per share amounts)

The following is the future estimated annualized amortization expense related to customer relationships and certain trade names:

2025	$ 835
2026	835
2027	807
2028	669
2029	669
Thereafter	7,963
Total	**$ 11,778**

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2024 and December 31, 2023, accounts payable was approximately $41.3 million and $42.8 million, respectively.

Accrued expenses consisted of the following:

	December 31, 2024	December 31, 2023
Accrued legal	63,328	7,633
Accrued marketing	34,774	18,252
Unbilled purchases	13,754	11,851
Contractual co-packer obligations	9,350	—
Accrued freight	5,098	2,267
Other accrued expenses	22,476	22,117
Accrued expenses	**$ 148,780**	**$ 62,120**

As of December 31, 2024, accrued legal included $54.9 million related to ongoing litigation, refer to Note 15. *Commitments and Contingencies*.

11. RELATED PARTY TRANSACTIONS

Transactions with Pepsi

As further described in Note 12. *Mezzanine Equity*, on August 1, 2022, the Company issued approximately 1.5 million shares of non-voting Series A Preferred Stock to Pepsi. The shares accounted for approximately 8.5% of the Company's outstanding common stock on the date of issuance, on an if-converted method. The securities purchase agreement (the "Purchase Agreement"), pursuant to which Pepsi acquired the Series A Preferred Stock, grants Pepsi the right to designate a nominee for election to the Company's Board of Directors (the "Board"), provided that Pepsi meets certain ownership requirements.

Pepsi provided the Company $227.8 million in cash under the Transition Agreement in 2022. This amount was used to settle termination fees with former distributors, and any excess cash was contractually restricted and due back to Pepsi. During the year ended December 31, 2023, $38.3 million of such funds were refunded to Pepsi. Amounts received pursuant to the Transition Agreement relating to the costs associated with terminating the Company's prior distributors were accounted for as deferred revenue and are being recognized ratably over the 20 year term of the Distribution Agreement. Unamortized deferred revenues (current and non-current) are included as separate line items on the consolidated balance sheets.

The Series A Preferred Stock was issued with a fair value of $832.5 million for an issuance price of $550.0 million (see Note 12. *Mezzanine Equity*). The Company recorded the $282.5 million excess as deferred costs on the consolidated balance sheets. Costs are being amortized over the 20 year term of the Distribution Agreement and are recorded as an offset to revenue. Unamortized deferred other costs (current and non-current) are included as separate line items on the consolidated balance sheets.

Related Party Leases

(Tabular dollars in thousands, except per share amounts)

The Company leases office space from a company affiliated with CDR Federal, LLC, which is owned by certain of the Company's principal stockholders. The leases extend until March 2025 and have a combined monthly rent of $0.1 million. The associated lease liability was $0.2 million and $0.5 million as of December 31, 2024 and December 31, 2023, respectively. In January 2025, the Company elected to terminate the lease early and paid the remaining lease liability of $0.2 million.

12. MEZZANINE EQUITY

Series A Convertible Preferred Stock

As of December 31, 2024 and December 31, 2023, the Company had designated and authorized 1,466,666 shares of Series A Preferred Stock with a par value of $0.001 per share and a stated value of $375.00 per share. The stated value per share may be increased from time to time in the event dividends on the Series A are paid-in-kind ("PIK dividends") pursuant to the Series A Certification of Designation (the "Series A Certificate"). On August 1, 2022, pursuant to the Purchase Agreement, the Company issued all of the authorized Series A Preferred Stock to Pepsi for cash consideration aggregating $550.0 million, excluding issuance costs. The Series A Preferred Stock was issued concurrently with the execution of the Distribution Agreement and the Transition Agreement. The Company determined that the aggregate fair value of the Series A Preferred Stock on the issuance date was $832.5 million, or $567.61 per share. Accordingly, the Series A Preferred Stock was recorded at that amount, net of issuance costs of $8.0 million, in the Company's consolidated balance sheets, and consolidated statements of changes in stockholders' equity and mezzanine equity.

The Company engaged a third-party valuation firm to assist in determining the fair value of the 1,466,666 shares of Series A Preferred Stock as of the date of issuance. The valuation of the Series A Preferred Stock represents a non-recurring fair value measurement. The Company used a Monte Carlo simulation model to determine the fair value of the Series A Preferred Stock on August 1, 2022. The Monte Carlo simulation utilized multiple level 2 input variables to determine the value of the Series A Preferred Stock including a volatility rate of 45.0%, risk free interest rate of 2.7%, 5.0% dividend rate, the closing price of the Company's common stock on the issuance date of $98.87 (pre- three-for-one split), a debt discount rate of 12.5% and a discount for lack of marketability attributed to the registration period of the underlying stock. The selected historical volatility was based on Celsius and a certain peer group. The risk-free interest rate was based on the U.S. STRIPS Rate with a corresponding term as of issuance date. The 5.0% dividend rate is consistent with the provisions of the Series A Preferred Stock and with the Company's past payments of dividends made in cash. The debt discount rate was based on estimated credit analysis and corresponding market yields as of the issuance date. The Company applied a nominal discount for lack of marketability with respect to the assumed registration period of the underlying shares.

Mezzanine Classification

The Series A Preferred Stock is redeemable in the event of a change in control as defined in the Series A Certificate. ASC 480, *Distinguishing Liabilities from Equity* ("ASC 480"), specifically ASC 480-10-S99-3A, requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date, (ii) at the option of the holder, or (iii) upon the occurrence of an event that is not solely within the control of the issuer. Preferred securities that are mandatorily redeemable are required to be classified by the issuer as liabilities whereas under ASC 480 an issuer should classify a preferred security whose redemption is contingent on an event not entirely in control of the issuer as mezzanine equity. The Series A is not considered mandatorily redeemable other than in the event of a change of control, and a change in control is not solely in control of the Company. Accordingly, the Company determined that mezzanine treatment is appropriate for the Series A and has presented it as such in the consolidated balance sheets and consolidated statements of changes in stockholders' equity and mezzanine equity, as of December 31, 2024, December 31, 2023 and December 31, 2022.

Pursuant to the Purchase Agreement, Pepsi, together with its affiliates, has certain rights and is also subject to various restrictions with respect to its ownership of the Company's outstanding common stock on an as-converted basis, through purchases of the Company's common stock in the open market and the accumulation of PIK dividends. Additionally, pursuant to the Purchase Agreement, Pepsi has the right to designate one nominee for election to the Board for so long as Pepsi (together with its affiliates) beneficially owns at least approximately 11.0 million shares of the Company's outstanding common stock on an as-converted basis. Notwithstanding that the Series A is not currently convertible into common stock, the Purchase Agreement provides that Pepsi is deemed to beneficially own the underlying shares of common stock for purposes of its rights under the Purchase Agreement. In August 2022, the Company expanded the number of Board seats in connection with the election of a Pepsi representative to the Board.

Liquidation Preference

The Series A ranks, with respect to distribution rights and rights on liquidation, winding-up and dissolution, (i) senior and in priority of payment to the Company's common stock, (ii) senior to any class or series of capital stock of the Company expressly designated as ranking junior to the Series A, (iii) on parity with any class or series of capital stock of the Company expressly designated as

(Tabular dollars in thousands, except per share amounts)

ranking on parity with the Series A, and (iv) junior to any class or series of capital stock of the Company expressly designated as ranking senior to the Series A. The aggregate liquidation preference of the Series A was $550.0 million as of both December 31, 2024 and 2023.

Voting

The Series A confers no voting rights, except as otherwise required by applicable law, and with respect to matters that adversely change the powers, preferences, privileges, rights or restrictions given to the Series A or provided for its benefit, or would result in securities that would be senior to or *pari passu* with the Series A. As described above, Pepsi has a contractual right to representation on the Board, subject to maintaining certain ownership thresholds.

Stock Split

As a result of the Forward Stock Split, the conversion ratio for Series A Preferred Stock, initially set at five-for-one, was adjusted to fifteen-for-one. The adjustment maintains the proportional interests of Series A stockholders post-split. The revised conversion ratio, reflecting the impact of the Forward Stock Split, became effective on the split's effective date.

Dividends

The Series A entitles the holder to cumulative dividends, which are payable quarterly in arrears either in cash, in-kind, or a combination thereof, at the Company's election ("Regular Dividends"). Regular Dividends accrue on each share of Series A at the rate of 5.00% per annum, subject to adjustment as set forth in the Series A Certificate. In addition to such quarterly Regular Dividends, shares of Series A also entitle the holder to participate in any dividends paid on the Company's common stock on an as-converted basis. The Company declared and paid $27.5 million, $27.5 million and $11.5 million in Regular Dividends on the Series A, which amounted to $18.75, $18.72 and $7.86 per share of Series A for the years ended December 31, 2024, 2023 and 2022, respectively. There were no cumulative undeclared dividends on the Series A at December 31, 2024. In addition, there were no dividends issued to common shareholders during the years ended December 31, 2024, 2023 and 2022.

Redemption

Subject to certain conditions set forth in the Series A Certificate, Series A may be redeemed at a price per share of Series A equal to the sum of (i) the stated value of such share of Series A as of the applicable redemption date, plus (ii) without duplication, all accrued and unpaid dividends previously added to the stated value of such share of Series A, and all accrued and unpaid dividends per share of Series A through such redemption date (the "Redemption Price").

Company's Optional Redemption

At any time from and after the earlier of (i) August 1, 2029, if the ten-day volume weighted average price of the Company's common stock (the "Ten-Day VWAP") does not exceed the conversion price on the date immediately prior to the date the Company delivers a redemption notice to the holders, and (ii) the cancellation of the Distribution Agreement by the Company, the Company has the right to redeem all (and not less than all) of the then-outstanding shares of Series A at the Redemption Price. In the event of the Company's optional redemption, the Company shall affect such redemption by paying the entire Redemption Price on or before the date that is thirty days after the delivery of the Company's redemption notice and by redeeming all the shares of Series A on such date.

Change in Control Redemption

In the event of a change in control, as defined by the following scenarios, the Company (or its successor) shall redeem all (and not less than all) of the then-issued and outstanding shares of Series A: (i) a sale or transfer, directly or indirectly, of all or substantially all of the assets of the Company in any transaction or series of related transactions (other than sales in the ordinary course of business); (ii) any merger, consolidation or reorganization of the Company with or into any other entity or entities as a result of which the holders of the Company's outstanding capital stock (on a fully-diluted basis) immediately prior to the merger, consolidation or reorganization no longer represent at least a majority of the voting power of the surviving or resulting Company or other entity; or (iii) any sale or series of sales, directly or indirectly, beneficially or of record, of shares of the Company's capital stock by the holders thereof which results in any person or group of affiliated persons owning capital stock holding more than 50% of the Company's voting power.

(Tabular dollars in thousands, except per share amounts)

Upon a change in control and redemption, each Series A holder will receive, an amount equal to the greater of (A) the Redemption Price in cash and (B) the cash and/or other assets (including securities) such holder would have received if each share of Series A were converted into a number of shares of common stock equal to the then-applicable conversion ratio and participated in such transaction resulting in such change of control as of the close of business on the business day immediately prior to the effective date of such transaction.

If the Company or its successor shall not have sufficient funds legally available under the Nevada law governing distributions to stockholders to redeem all outstanding shares of Series A, then the Company shall (A) redeem, pro rata among the holders, a number of shares of Series A equal to the number of shares of Series A that can be redeemed with the maximum amount legally available for the redemption, and (B) redeem all remaining shares of Series A not redeemed because of the foregoing limitations at the applicable change of control Redemption Price as soon as practicable after the Company (or its successor) is able to make such redemption out of assets legally available for the purchase of such shares of Series A. The inability of the Company (or its successor) to make a redemption payment for any reason shall not relieve the Company (or its successor) from its obligation to affect any required redemption when, as and if permitted by applicable law.

Holder Right to Request Redemption

On each of August 1, 2029, August 1, 2032, and August 1, 2035, the majority holders of the Series A have the right, upon no less than six months prior written notice to the Company, to request that the Company redeem all (and not less than all) of the then-outstanding shares of Series A, at the Redemption Price.

In the event of a holder-optional redemption, the Redemption Price will be payable, and the Company shall redeem the shares in three equal installments. These installments would commence on August 1, 2029, August 1, 2032, or August 1, 2035, as applicable, and in each case on the fifteenth- and thirtieth-month anniversary thereafter. On each redemption date for a holder-optional redemption, the Company will redeem shares of Series A on a pro rata basis according to the number of shares owned by each holder. The number of outstanding shares will be determined by dividing (i) the total number of shares of Series A Preferred Stock outstanding immediately prior to such redemption date by (ii) the number of remaining redemption dates (including the redemption date to which such calculation applies).

If, on any redemption date, legal constraints under the Nevada law governing distributions to stockholders or the terms of any indebtedness of the Company to financial institutions prevents the Company from redeeming all shares of Series A, the Company will ratably redeem the maximum number of shares that it may legally redeem, and will redeem the remaining shares as soon as it may lawfully do so.

Should any shares of Series A scheduled for redemption on a redemption date remain unredeemed for any reason on such redemption date, the following will occur: from the redemption date to the fifteen-month anniversary of such redemption date, the dividend rate with respect to such unredeemed share will automatically increase to 8% per annum. From such fifteenth-month anniversary to the thirtieth-month anniversary of such redemption date, the dividend rate with respect to such unredeemed share will automatically increase to 10% per annum. After such thirtieth-month anniversary of such redemption date, the dividend rate with respect to any such unredeemed share will automatically increase to 12% per annum, in each case until such share is duly redeemed or converted.

Conversion

The shares of Series A may be converted into shares of the Company’s common stock pursuant to the Series A Certificate either at the option of the Company or subject to an automatic conversion as discussed below. The Series A was issued with a conversion price of $25 which is potentially subject to adjustment pursuant to the Series A Certificate. The conversion ratio is calculated as the quotient of (a) the sum of (x) the stated value of such share of Series A as of the applicable conversion date, plus (y) all accrued and unpaid dividends previously added to the stated value of such share of Series A, and without duplication, all accrued and unpaid dividends per share of Series A through the applicable conversion date; divided by (b) the conversion price as of the conversion date. As of December 31, 2024, the conversion ratio of the Series A into common stock was one to fifteen. At December 31, 2024, approximately 22.0 million shares of common stock were issuable upon conversion of the Series A Preferred Stock.

As of December 31, 2024, the Series A was not probable of becoming redeemable, as the most likely method of settlement is through conversion which is likely to occur before the holder's right to request redemption becomes exercisable.

(Tabular dollars in thousands, except per share amounts)

Company Optional Conversion

At any time from and after August 1, 2029, provided the Ten-Day VWAP immediately prior to the date the Company delivers a conversion notice to the holders of Series A exceeds the conversion price, the Company may elect to convert all, but not less than all, of the outstanding shares of Series A into shares of the Company's common stock.

Automatic Conversion

The Series A will convert automatically into shares of the Company's common stock upon the occurrence of any of the following, each an "Automatic Conversion Event":

- Any date from and after the valid termination of the Distribution Agreement by the Company or Pepsi, if the Ten-Day VWAP immediately preceding such date exceeds the conversion price of such share as of such date.
- Any date from and after August 1, 2028, on which (x) the Company's products meet a market share requirement during a specified period (as defined in the Distribution Agreement) and (y) the Ten-Day VWAP immediately prior to such date exceeds the conversion price of such share as of such date. In the case of an Automatic Conversion Event, each share of Series A then outstanding shall be converted into the number of shares of common stock equal to the conversion ratio of such share in effect as of the automatic conversion date. The occurrence of an Automatic Conversion Event will terminate any right of the holder to receive a redemption at their request even if such request had already been submitted, provided that the Series A Preferred shares had not already been redeemed.

13. INCOME TAXES

The domestic and foreign components of the Company's income (loss) before provision for income taxes were as follows:

	2024	2023	2022
Domestic	$ 266,060	$ 291,203	$ (151,551)
Foreign	(71,010)	546	(1,113)
Net income (loss) before provision for income taxes	**$ 195,050**	**$ 291,749**	**$ (152,664)**

The provision for income tax expense consisted of the following:

Current	**2024**	**2023**	**2022**
Domestic	$ 43,321	$ 79,840	$ 10,498
State and local	15,536	27,596	2,601
Foreign	294	192	—
Current federal, state and local, tax expense	**$ 59,151**	**$ 107,628**	**$ 13,099**

Deferred	**2024**	**2023**	**2022**
Domestic	$ 1,000	$ (34,535)	$ 18,558
State and local	(178)	(8,261)	4,034
Foreign	(9,997)	116	(1,073)
Deferred federal, state and local, tax expense	**$ (9,175)**	**$ (42,680)**	**$ 21,519**
Provision for income taxes	**$ 49,976**	**$ 64,948**	**$ 34,618**

(Tabular dollars in thousands, except per share amounts)

The reconciliation of the U.S. federal statutory rate to the effective rate on net income (loss) before taxes is as follows:

	2024	2023	2022
U.S. Statutory federal rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	6.2 %	4.7 %	(3.9) %
Earnings in jurisdictions with tax rates differing from U.S. federal rate	3.3 %	0.1 %	— %
Tax effect of Pepsi valuation premium	— %	— %	(38.9) %
Stock based compensation	(5.2) %	(3.4) %	(0.9) %
Change in valuation allowance	(0.7) %	(0.3) %	0.4 %
Change in deferred balances	0.2 %	0.3 %	— %
Other	0.9 %	(0.2) %	(0.4) %
Effective tax rate	**25.7 %**	**22.2 %**	**(22.7)%**

The Tax Cuts and Jobs Act introduced a provision to tax global intangible low-taxed income ("GILTI") of foreign subsidiaries and a measure to tax certain intercompany payments under the base erosion anti-abuse tax "BEAT" regime. For the years ended December 31, 2024, 2023 and 2022, the Company did not generate intercompany transactions that met the BEAT threshold but had to include GILTI relating to the Company's foreign subsidiaries. The Company elected to account for GILTI as a current period cost.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.

Deferred tax assets and liabilities consisted of the following:

	December 31, 2024	December 31, 2023
Net operating loss carryforwards	$ 10,869	$ 3,441
Foreign disallowed interest carryforwards	739	—
Deferred revenue	43,289	45,907
Fixed assets	(7,742)	(3,338)
Pepsi valuation premium	(64,356)	(68,250)
Right of use liability	3,566	157
Right of use asset	(4,527)	(275)
Distributor termination fees	33,960	40,429
Stock-based compensation	2,728	4,892
Accrued legal	14,562	977
Inventory allowance	6,033	8,244
Intangibles	(1,825)	(2,495)
Total deferred tax assets	37,296	29,689
Valuation allowance	(927)	(2,496)
Net deferred tax assets	**$ 36,369**	**$ 27,193**

At December 31, 2024, the Company has approximately $1.5 million of Federal net operating loss carryforwards and $1.5 million of state net operating loss ("NOL") carryforwards, which will begin to expire in 2027. The Federal and State NOLs are subject to limitation under Section 382 of the U.S. Internal Revenue Code due to a December 2008 ownership change of greater than 50% over a three-year testing period. The Company had foreign NOL carryforwards of approximately $80.6 million, some of which will begin to expire in 2026. Additionally, the Company had foreign disallowed interest carryforward of $3.7 million which is indefinitely available.

(Tabular dollars in thousands, except per share amounts)

The Company considers the earnings of its foreign entities to be permanently reinvested outside the U.S. based on estimates that future cash generation will be sufficient to meet future domestic cash needs. Accordingly, deferred taxes have not been recorded for the undistributed earnings of the Company's foreign subsidiaries. All other outside basis differences not related to earnings were impractical to account for at this period of time and are currently considered as being permanent in duration.

As required by ASC 740, *Income Taxes*, the Company evaluates the realizability of deferred tax assets on a jurisdictional basis at each reporting date. Accounting for income taxes requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred taxes will not be realized. In circumstances where there is sufficient negative evidence indicating that the deferred tax assets are not more likely than not realizable, the Company establishes a valuation allowance. During the fourth quarter of 2022, the Company concluded that it was more likely than not that its Celsius Europe deferred tax assets would be realized, based on Finland profitability and NOL utilization in 2021 and 2022. During the fourth quarter of 2024, the Company concluded that it was more likely than not that its Celsius Finland deferred tax assets would be realized, based on Finland profitability and NOL utilization in 2023 and 2024. For the year ended December 31, 2022, the Company reported a release of non-U.S. valuation of $0.5 million. For the year ended December 31, 2024, the Company reported a release of non-U.S. valuation allowance of $1.6 million. The Company continues to maintain a valuation allowance on certain of its foreign net operating losses as it is not more likely than not that the losses in those specific jurisdictions will be realized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2024	2023
Gross unrecognized tax benefit, beginning of period	$ 1,257	$ 702
Additions based on tax positions related to the current year	410	555
Additions based on tax positions related to the prior years	—	—
Reductions due to lapse in statute of limitations and settlements	(255)	—
Gross unrecognized tax benefit, end of period	**$ 1,412**	**$ 1,257**

The Company recognizes only those tax positions that meet the more-likely-than-not recognition threshold and establishes tax reserves for uncertain tax positions that do not meet this threshold. To the extent these unrecognized tax benefits are ultimately recognized, approximately $1.4 million will impact the Company's effective tax rate in future periods. Tax positions will potentially decrease by $0.2 million within the next twelve months. Interest and penalties associated with income tax matters are included in the provision for income taxes. As of December 31, 2024, the Company had uncertain tax positions of approximately $1.5 million, inclusive of $0.1 million of interest and penalties.

The Company files U.S., state, and foreign income tax returns in jurisdictions with various statutes of limitations. Below is a summary of the filing jurisdictions and open tax years:

	Open Years
U.S. Federal	2021-2023
U.S. State and local	2020-2023
Non-U.S.	2018-2023

14. STOCK-BASED COMPENSATION

On April 30, 2015, the Company adopted the 2015 Stock Incentive Plan (the "2015 Plan"), with the objective of attracting and retaining highly competent personnel through opportunities to acquire the Company's common stock.

There are currently 20.8 million shares of common stock available for issuance under the 2015 Plan. The 2015 Plan expires in 2025, and the Company intends to seek stockholder approval of a new plan during the 2025 annual meeting of stockholders.

The 2006 Incentive Stock Plan (the "2006 Plan"), which was adopted on January 18, 2007 and expired in 2017, similarly had the objective of attracting and retaining highly competent employees, directors, and independent consultants through opportunities to acquire the Company's common stock. No further awards can be granted under the 2006 Plan. As of December 31, 2024, there were no unvested awards under the 2006 plan and certain vested but unexercised awards remained outstanding.

(Tabular dollars in thousands, except per share amounts)

For the years ended December 31, 2024, 2023 and 2022, the Company recognized stock-based compensation expense of approximately $19.6 million, $21.2 million and $20.7 million, respectively, which is included in selling, general and administrative expenses.

Stock Options

The maximum contractual term of the Company's stock options is 10 years.

The Company used the Black-Scholes option pricing model to estimate the fair value of its stock option awards and warrant issuances. Forfeitures are recognized as they occur.

A summary of the status of the Company's outstanding stock options as of December 31, 2024 and changes during the period are as follows:

	Shares (000's)	Weighted Average Exercise Price	Aggregate Intrinsic Value (000's)[1]	Weighted Average Remaining Term (Yrs)
At December 31, 2023	4,918	$ 3.81	$ 249,541	4.45
Exercised	(2,490)	$ 1.54	$ 112,423	—
Forfeited and cancelled	—	—	—	—
At December 31, 2024	**2,428**	**$ 6.13**	**$ 49,057**	**4.75**
Exercisable at December 31, 2024	**2,428**	**$ 6.13**	**$ 49,057**	**4.75**

[1] The intrinsic value represents the amount by which the fair value of the Company's common stock exceeds the option exercise price as of December 31, 2024.

The total intrinsic value of the stock options exercised was $112.4 million, $81.4 million and $102.3 million in the years ended December 31, 2024, 2023 and 2022, respectively. The total number of stock options exercised was 2.5 million, 1.8 million and 3.8 million in the years ended December 31, 2024, 2023 and 2022, respectively.

There were no stock options granted during the years ended December 31, 2024, 2023, or 2022.

As of December 31, 2024, unrecognized non-cash compensation expense related to stock options was immaterial.

(Tabular dollars in thousands, except per share amounts)

Restricted Stock Units

Restricted stock units are awards that give the holder the right to receive one share of common stock for each restricted stock unit upon meeting service-based vesting conditions (typically annual vesting in three equal annual installments, with a requirement that the holder remains in the continuous employment of the Company). The Company determines the fair value of restricted stock-based awards that vest over time based on the market price of the common stock on the date of grant. The holders of unvested units do not have the same rights as stockholders and do not have the right to receive any dividends.

A summary of the Company’s restricted stock unit activity for the years ended December 31, 2024 and 2023 is presented in the following table:

	2024		2023	
	Shares (000’s)	**Weighted Average Grant Date Fair Value**	**Shares (000’s)**	**Weighted Average Grant Date Fair Value**
Unvested at beginning of period	1,218	$ 26.13	1,617	$ 20.24
Granted	377	62.65	468	36.41
Vested	(715)	23.17	(670)	19.65
Forfeited and cancelled	(79)	39.00	(197)	24.35
Unvested at end of period	**801**	**$ 44.76**	**1,218**	**$ 26.13**

The total fair value of shares vested during the years ended December 31, 2024, 2023, and 2022 was approximately $16.6 million, $24.9 million and $11.6 million, respectively. Unrecognized compensation expense related to outstanding restricted stock units to employees and directors as of December 31, 2024 and December 31, 2023 was approximately $23.6 million and $17.8 million respectively, and is expected to be expensed over the next 2.0 years.

Performance-based Stock Awards

PSUs are awards that give the holder the right to receive one share of common stock for each PSU upon meeting performance or market-based vesting conditions. These conditions typically include the attainment of specific metrics over a defined period. The fair value of the PSUs is determined based on either the grant date fair value for performance metrics or using a Monte Carlo simulation for market based awards. The Company recognizes expense if the metrics are probable of being achieved and expensed using either a straight line or an accelerated attribution model. Additionally, the Company recognizes compensation expense for non-employees in the same manner and periods as though cash had been paid for services received.

The Human Resources and Compensation Committee of the Board approved certain PSUs under the 2015 Plan, with each PSU initially equivalent in value to one share of common stock.

In the third quarter of 2022, PSUs with an aggregate grant date fair value of $7.5 million, were issued to certain employees. These awards included an immediate vesting of 20% of the shares as well as specific performance-based metrics to be met in year one and year two of the issuance. These awards were fully vested, using the accelerated attribution method according to ASC 718, during the year ended December 31, 2024.

In March 2024, PSUs representing an aggregate of approximately 65,000 shares of common stock were granted to certain officers of the Company. The PSUs vest over a period of three years from the grant date based on continuous service, with the number of shares earned (50% to 200% of the target awarded) depending upon the extent to which the Company achieves certain financial and market performance targets measured over the period beginning January 1, 2024 and ending December 31, 2026. Approximately one-third of the PSUs were valued at $79.27 per PSU based on the Company's common stock price on the grant date, and the financial targets for vesting are based on the Company's achievement of certain revenue metrics. The Company recognizes the grant-date fair value of these PSUs as stock-based compensation expense ratably over the vesting period based on the number of awards expected to vest at each reporting date. The remaining PSUs were valued using a Monte Carlo simulation model. This model incorporates assumptions such as the risk-free interest rate based on zero-coupon yields implied by U.S. Treasury issuances, and expected volatility derived from historical data of the Company's common stock and certain indices. The Company recognizes the grant-date fair value of these awards as stock-based compensation expense ratably over the vesting period. Approximately one-third of the performance target for vesting is based on total shareholder return relative to the Company's peer group, with each PSU

(Tabular dollars in thousands, except per share amounts)

valued at $134.75. The remaining one-third have a vesting performance target based on a specific market price, with each PSU valued at $20.25.

In August 2024, an aggregate of 104,000 PSUs were issued to certain employees of the Company with a performance period ending on December 31, 2025. The PSUs were valued at $39.40 per unit based on the Company's common stock price on the grant date. A total of 87,000 shares vest dependent on the Company meeting specific market share MULO+C metrics for each of the years ending December 31, 2024, and 2025. Should the performance goal not be met by the period ended December 31, 2024, the portion of shares shall remain outstanding and vest if the December 31, 2025 goal is met. The remaining 17,000 shares vest if the Company meets a cumulative international revenue target, in 2024 and 2025 to be achieved by December 31, 2025.

The Company grants PSUs throughout the year, which vest based on the achievement of various performance metrics over different service periods. These performance criteria include financial or market-based targets. Awards tied to financial targets are assessed for the probability of achieving the goal, which determines whether the related expense will be recognized.

A summary of the Company’s PSU activity for the years ended December 31, 2024 and 2023 is presented in the following table:

	2024		2023	
	Shares (000’s)	**Weighted Average Grant Date Fair Value**	**Shares (000’s)**	**Weighted Average Grant Date Fair Value**
Unvested at beginning of period	123	$ 29.43	228	$ 30.49
Granted	175	52.78	—	—
Vested	(78)	32.76	(92)	32.76
Forfeited and cancelled	—	—	(13)	24.87
Unvested at end of period	**220**	**$ 47.41**	**123**	**$ 29.43**

Unrecognized compensation expense related to outstanding PSUs issued to employees as of December 31, 2024, was approximately $5.4 million and is expected to be expensed over the next 1.8 years.

Issuance of Common Stock Pursuant to Exercise of Stock Options and Other Awards

During the year ended December 31, 2024, the Company issued an aggregate of 3.3 million shares of common stock under the 2015 Plan and received aggregate proceeds of approximately $3.9 million.

During the year ended December 31, 2023, the Company issued an aggregate of 2.6 million shares of common stock under the 2015 Plan and 2006 Plan and received aggregate proceed of approximately $2.3 million.

To cover employees’ tax withholding obligations, the Company uses net settlement, withholding shares upon vesting and paying the related taxes. For the year ended December 31, 2024, $2.3 million related to these net settlements was recorded and is reflected as repurchase of common stock related to tax withholdings in the consolidated statements of changes in stockholders' equity and mezzanine equity as well as in the consolidated statements of cash flows. No amount was recorded for the same periods in the prior year.

15. COMMITMENTS AND CONTINGENCIES

Legal

SEC Inquiry

Beginning in January 2021, the Company received formal and informal requests from the SEC Division of Enforcement for information in connection with a non-public, fact-finding inquiry. On January 17, 2025, without admitting to or denying the SEC’s findings, the Company reached a settlement with the SEC concerning reporting, books and records, internal accounting controls, and disclosure controls and procedures violations. The Company paid a $3.0 million civil penalty, and the investigation is now concluded with respect to the Company.

(Tabular dollars in thousands, except per share amounts)

Derivative Actions Related to 2022 Restatement

Between January 11, 2023, and April 11, 2024, several derivative actions were filed, purportedly on behalf of the Company, naming as defendants certain of the Company's present and former executive officers and directors and concerning allegedly false and misleading statements or omissions made between August 12, 2021, and March 1, 2022, which are alleged to have artificially inflated the Company's stock price and caused the Company to restate, in 2022, its previously issued financial statements as of and for the year ended December 31, 2021.

The first such derivative action was filed on January 11, 2023, in the U.S. District Court for the District of Nevada, by stockholder Doreen R. Lampert (the "Lampert Derivative Action"). The Company was named as a nominal defendant. The Lampert Derivative Action asserted claims for (i) breach of fiduciary duty, (ii) unjust enrichment, and (iii) violations of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder.

A second derivative action was filed on May 19, 2023, in the U.S. District Court for the Southern District of Florida, by stockholder Jennifer Hammond (the "Hammond Derivative Action"). The Hammond Derivative Action asserted claims for (i) breach of fiduciary duty, (ii) aiding and abetting breach of fiduciary duty, (iii) unjust enrichment, (iv) waste of corporate assets, and (v) violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

A third derivative action was filed on July 10, 2023, in the District Court for the Eighth Judicial District in Clark County, Nevada, by stockholder Nicholas R. Ingrao (the "Ingrao Derivative Action"). The Ingrao Derivative Action asserted claims for (i) breach of fiduciary duty and (ii) unjust enrichment.

A fourth derivative action was filed on July 12, 2023, in the U.S. District Court for the Southern District of Florida, by stockholder Dana Hepworth (the "Hepworth Derivative Acton"). The Hepworth Derivative Action asserted claims for (i) breach of fiduciary duty, (ii) aiding and abetting breach of fiduciary duty, (iii) unjust enrichment, (iv) waste of corporate assets, and (v) violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

On March 11, 2024, the Hammond Derivative Action and the Hepworth Derivative Action were voluntarily dismissed and, on April 11, 2024, a single complaint containing substantially similar allegations as those dismissed actions was filed in the U.S. District Court for the District of Nevada, by the same stockholders (the "Hammond and Hepworth Derivative Action").

On December 2, 2024, the parties to the Lampert Derivative Action, the Ingrao Derivative Action, and the Hammond and Hepworth Derivative Action (collectively, the "Derivative Actions") executed a Stipulation and Agreement of Settlement (the "Stipulation of Settlement"), which set out the terms of a global settlement of the Derivative Actions.

On December 13, 2024, the plaintiff in the Ingrao Derivative Action filed an Unopposed Motion for Preliminary Approval of Proposed Shareholders Derivative Settlement. On January 23, 2025, the Court in the Ingrao Derivative Action entered a Preliminary Approval Order, setting a final approval hearing date for March 27, 2025. The settlement remains subject to final approval by the Court. The only monetary component of the Stipulation of Settlement is a $1.0 million fee and expense award to counsel for plaintiffs in the Derivative Actions, which is reflected in accrued expenses in the consolidated balance sheet as of December 31, 2024. The Lampert Derivative Action and the Hammond and Hepworth Derivative Action remain stayed.

Securities Litigation Concerning the PepsiCo Inc. Distribution Agreement

The Company and its CEO and CFO have been named as defendants in two putative securities class actions, both pending in the U.S. District Court for the Southern District of Florida and concerning, among other things, allegedly false and misleading statements or omissions concerning the Company's distribution agreement with Pepsi and the Company's growth. The first putative securities class action was filed on November 22, 2024. The complaint asserts claims for violations of Section 10(b) of the Exchange Act, Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. The complaint was filed on behalf of stockholders who purchased shares of the Company's stock between February 29, 2024 and September 4, 2024. The second putative securities class action was filed on January 14, 2025. The complaint also asserted claims for violations of Section 10(b) of the Exchange Act, Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. The complaint was filed on behalf of stockholders who purchased shares of the Company's stock or sold put options between February 29, 2024, and September 4, 2024. Two motions to consolidate these putative securities class actions and appoint Lead Plaintiff and Lead Counsel remain pending before the Court.

The Company has been named as a nominal defendant and certain of its current and former executive officers and directors have been named as defendants in separate derivative actions pending in federal and state court in Nevada, both concerning, among other things, allegedly false and misleading statements or omissions concerning the Company's distribution agreement with Pepsi and the Company's growth. The first of these derivative actions was filed on December 16, 2024, in the U.S. District Court of the District of Nevada. The Company was named as a nominal defendant. The complaint asserts claims for (i) violations of Section 14(a) of the Exchange Act, (ii) breach of fiduciary duty, (iii) unjust enrichment, (iv) waste of corporate assets, (v) gross mismanagement, (vi) abuse of control, and (vii) contribution under Section 10(b) and 21D of the Exchange Act, solely against the Company's CEO and

(Tabular dollars in thousands, except per share amounts)

CFO. The second of these derivative actions was filed on January 31, 2025, in the U.S. District Court of the District of Nevada. The Company was named as a nominal defendant. The complaint asserts claims for (i) breach of fiduciary duty, (ii) aiding and abetting breach of fiduciary duty, (iii) unjust enrichment, (iv) violations of Section 14(a) of the Exchange Act and Rule 14a-9, (v) abuse of control, and (vi) waste of corporate assets. The third of these derivative actions was filed on February 7, 2025, in District Court, Clark County, Nevada. The complaint asserts claims for (i) breach of fiduciary duty, (ii) unjust enrichment, (iii) abuse of control, and (iv) waste of corporate assets. The fourth of these derivative actions was filed on February 11, 2025, also in District Court, Clark County, Nevada. The complaint asserts claims for (i) breach of fiduciary duty, and (ii) unjust enrichment.

The Company believes that the claims asserted in the putative securities class actions and derivative actions are without merit and that the likelihood of any loss is remote. At this time, the Company is unable to predict the outcome of these lawsuits, the potential loss or range of losses, if any, associated with the resolution of these lawsuits or any potential effect they may have on the Company or its operations. The Company will vigorously defend itself and its current and former executive officers and directors.

California Consumer Class Action

On January 22, 2025, the Company and certain individuals were named as defendants in a putative class action filed in the U.S. District Court for the Central District of California. The complaint alleges, on behalf of a putative nationwide class of all Celsius purchasers, that plaintiff and other class members were misled regarding the alleged financial relationship between Celsius and the individual defendants, who allegedly promoted the Company's products on social media. The complaint asserts claims for (i) violation of California's Consumers Legal Remedies Act and Unfair Competition Law, (ii) unjust enrichment, and (iii) negligent misrepresentation.

The Company believes that the claims asserted in this putative class action are without merit and that the likelihood of any loss is remote. At this time, the Company is unable to predict the outcome of this lawsuit, the potential loss or range of losses, if any, associated with the resolution of this lawsuit or any potential effect it may have on the Company or its operations. The Company will vigorously defend against this allegation.

Strong Arm Productions

On May 4, 2021, Plaintiffs Strong Arm Productions USA, Inc., Tramar Dillard p/k/a Flo Rida, and D3M Licensing Group, LLC filed a lawsuit against the Company in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida. Plaintiffs asserted that the Company breached two endorsement and licensing agreements that were entered into, between Plaintiffs and the Company in 2014 and 2016. Plaintiffs alleged the Company had reached certain revenue and sales benchmarks set forth in the 2014 agreement that entitled them to receive 2.25 million shares (as adjusted for the Forward Stock Split) of the Company's common stock. In addition, the Plaintiffs claimed they were entitled to receive unspecified royalties under the 2016 agreement.

A jury trial commenced on this matter on January 10, 2023. On January 18, 2023, the jury rendered a verdict against the Company for $82.6 million in compensatory damages. On April 27, 2023, the court denied the Company's post-trial motions which sought (i) dismissal of the case notwithstanding the verdict based on the plain language of the contracts at issue; (ii) in the alternative, granting a new trial; or (iii) in the alternative, reducing the award of damages to $2.1 million, which reflects the Company's stock price on the date that the jury found the relevant revenue and sales benchmarks at issue were met.

The Company believed that the jury verdict was not supported by the facts of the case or applicable law and was the result of significant trial error, and there were strong grounds for appeal. The Company filed a notice of appeal to the Fourth District Court of Appeal ("DCA") for the State of Florida on February 21, 2023. By order dated December 11, 2024, the Fourth DCA granted the Company's requested relief, in part, by vacating the amount of jury's verdict and directing a retrial on that issue, while affirming the jury's finding of liability. On December 19, 2024, the Company requested the DCA rehear the appeal, and on February 6, 2025, the DCA denied that rehearing request. The Company intends to continue to vigorously challenge the judgment through the appeal processes.

As a result of the February 6, 2025 decision, the Company estimated a range of possible outcomes between $54.9 million and $95.8 million, inclusive of interest and fees. The Company accrued a liability at the low end of the range in the amount of $54.9 million, reflected in accrued expenses in the consolidated balance sheet as of December 31, 2024. The ultimate amount of the judgement that the Company may be required to pay will also include interest incurred between December 31, 2024 and the payment date, which could be materially different than the amount the Company has accrued. The Company cannot predict or estimate the duration or ultimate outcome of this matter.

Commitments

The Company has entered into distribution agreements that provide for the payment of liquidated damages in the event that the Company terminates the distribution agreements without cause. Cause has been defined in various ways. If management makes the decision to terminate an agreement without cause, an estimate of expected damages is accrued, and an expense is recorded within selling, general and administrative expenses for the period in which termination was initiated.

As of December 31, 2024, the Company had purchase commitments to third parties of $494.1 million. These purchase obligations are primarily related to third-party suppliers and have arisen through the normal course of business. Contracts that specify that the Company will purchase all or a portion of its requirements of a specific product or service from a supplier, but do not include a fixed or minimum quantity, are excluded from the obligations quantified above.

As of December 31, 2024, the Company had long term contractual obligations aggregating to approximately $27.5 million, which related primarily to suppliers, sponsorships and other related marketing activities.

(Tabular dollars in thousands, except per share amounts)

16. SEGMENT REPORTING

The Company operates in multiple geographical regions and functions as a single operating segment because its operations and strategies are centrally designed and executed, and remain significantly similar across these regions. The CODM, who is the Company's Chief Executive Officer, evaluates operating results and allocates resources on a consolidated basis due to the significant economic interdependencies between the Company's geographical operations. As a result, the Company is managed as a single operating segment and has a single reportable segment. The primary financial measure reviewed by the CODM is net income (loss).

The following table reflects certain financial data for the Company's single reportable segment:

	For the years ended December 31,		
	2024	**2023**	**2022**
Revenue	$ 1,355,630	$ 1,318,014	$ 653,604
Cost of sales (excluding freight)	624,677	626,205	355,954
Freight	50,746	58,670	26,781
Gross Profit	680,207	633,139	270,869
Selling and Marketing Expenses	(350,794)	(264,108)	(352,883)
General and Administrative Expenses	(173,685)	(102,665)	(75,787)
Other Income	39,322	25,383	5,137
Net Income (loss) before provision for income taxes	$ 195,050	$ 291,749	$ (152,664)
Provision for income taxes	(49,976)	(64,948)	(34,618)
Net income (loss)	**$ 145,074**	**$ 226,801**	**$ (187,282)**

(Tabular dollars in thousands, except per share amounts)

17. ACQUISITION

On November 1, 2024 (the “Acquisition Date”), pursuant to a membership interest purchase agreement (the "Acquisition Agreement"), the Company acquired 100% of the outstanding voting equity interests of Big Beverages, a co-packer located in Huntersville, North Carolina (the "Acquisition"). Prior to the Acquisition, Big Beverages was a longtime co-packer for Celsius products. The Acquisition provides Celsius with in-house manufacturing capacity including access to a 168,480 square-foot manufacturing, a 123,830 square-foot warehouse facility and a skilled workforce, which is expected to provide greater supply chain control, quicker innovation cycles and greater production flexibility. Since November 1, 2024, the results of Big Beverages operations have been included in the Company’s consolidated financial statements.

The Company accounted for the Acquisition as a purchase of a business under ASC 805, *Business Combinations*, and the Company engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed. Under the Acquisition Agreement, all outstanding interests of Big Beverages were acquired for cash consideration with a provisional value totaling $75.3 million, which is net of the $1.5 million cash as of the acquisition date.

Under the acquisition method of accounting, the assets acquired and liabilities assumed were recorded as of the Acquisition Date at their respective fair values and were consolidated with the Company's accounting records. The consideration and purchase price information were prepared using a preliminary valuation and are subject to adjustment upon finalization of the analysis.

The preliminary fair values of assets acquired and liabilities assumed are set forth in the table below. The excess of the total purchase consideration over the aggregate Acquisition Date fair value of identifiable net assets acquired was recorded as goodwill. The entire goodwill amount is expected to be deductible for tax purposes. Additional tax goodwill was recognized as a result of a favorable lease intangible asset having a carrying amount but no corresponding tax basis. Deferred tax assets and deferred tax liabilities recognized in connection with the acquisition fully offset, resulting in a net impact of zero.

The preliminary Acquisition Date values were determined through established and generally accepted valuation techniques and are subject to change during the measurement period as valuations are finalized. As a result, the Acquisition accounting is not complete and additional information that existed at the Acquisition Date may become known to the Company during the remainder of the measurement period. The Company uses the cost approach to estimate the value of acquired property, plant and equipment, which reflects the amount that would be required currently to replace the service capacity of an asset. We have estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. As of the filing date of this Annual Report on Form 10-K, the Company is still in the process of valuing Big Beverages' assets, such as intangible assets and property, plant and equipment and liabilities, including those related to income tax.

	At November 1, 2024
ASSETS	
Cash	$ 1,476
Accounts receivable	269
Prepaid expenses and other current assets	523
Property, plant and equipment	13,254
Right of use assets-operating leases	11,166
Intangibles	1,400
LIABILITIES	
Accounts payable	(233)
Accrued expenses	(333)
Other liabilities	(50)
Lease liability operating leases - current	(2,186)
Lease liability operating leases - non-current	(6,731)
Net identifiable assets acquired	**18,555**
Goodwill	58,257
Total purchase consideration	**$ 76,812**

The acquired intangible asset fair values consisted of the following, which are amortized on a straight-line basis over their estimated useful lives.

	Estimated Useful Life in Years	At November 1, 2024
Customer relationships	6	$ 900
Trade name	3	500
Intangibles		$ **1,400**

The fair value of intangible assets was determined using discounted cash flow models incorporating Level 3 assumptions. Customer relationships were valued using the multi-period excess earnings method, while the trade name was assessed under the relief-from-royalty method.

The goodwill recognized is attributable to synergies which are expected to enhance and expand the Company's overall product portfolio, manufacturing capabilities and Big Beverages' assembled workforce. All goodwill was allocated to the Company's single reporting unit.

The Company incurred acquisition and integration costs of approximately $0.3 million for the year ended December 31, 2024. These include legal and accounting costs and have been recognized in selling, general and administrative expenses.

(Tabular dollars in thousands, except per share amounts)

18. SUBSEQUENT EVENTS

On February 20, 2025, the Company entered into a Membership Interest Purchase Agreement (the "Alani Nu Purchase Agreement") to acquire Alani Nutrition LLC ("Alani Nu") from its existing owners (the "Sellers"), including certain individual shareholders and related trusts, as well as Congo Brands Holding Company LLC ("Congo").

Celsius has agreed to acquire all issued and outstanding membership interests of Alani Nu for a total consideration between $1,775.0 million and $1,800.0 million, which includes $1,275.0 million in cash, subject to adjustments, approximately 22.5 million shares of Celsius common stock valued at $500.0 million based on the volume-weighted average price of Celsius common stock for the 10 trading days ended February 18, 2025, and up to $25.0 million in additional cash consideration, contingent upon Alani Nu achieving a specified net revenue target in 2025.
The acquisition is expected to close in the second quarter of 2025, subject to regulatory approval and other customary closing conditions.

The Alani Nu Purchase Agreement contains customary termination rights, including that the parties may terminate the Alani Nu Purchase Agreement if the transactions shall not have been consummated within nine months following the date of the Alani Nu Purchase Agreement, subject to two automatic three-month extensions in certain circumstances. If the Alani Nu Purchase Agreement is terminated under certain circumstances relating to the failure to obtain antitrust approvals, or as a result of a final and non-appealable injunction, judgment or order arising under antitrust laws prohibiting the transaction, Celsius will be required to pay Alani Nu a $53.3 million cash termination fee.

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STOCKHOLDER INFORMATION

Board of Directors

John Fieldly
Chairman of the Board of Directors
and Chief Executive Officer
Celsius Holdings, Inc.

Nick Castaldo
Retired Food and Beverage
Industry Executive

Damon DeSantis
Retired Business Executive

Israel Kontorovsky
Chief Financial Officer
PepsiCo Beverages North America

Hal Kravitz
Lead Independent Director, Business
Advisor, and Retired Food and
Beverage Industry Executive

Caroline Levy
Founder
Caroline Levy Advisory Services

Hans Melotte
Business Executive

Cheryl Miller
Retired Business Executive

Joyce Russell
President
Adecco Group U.S. Foundation

Executive Officers

John Fieldly
Chairman of the Board and
Chief Executive Officer

Eric Hanson
President and Chief
Operating Officer

Jarrod Langhans
Chief Financial Officer

Tony Guilfoyle
Chief Commercial Officer

Richard Mattessich
Chief Legal Officer, Chief
Compliance Officer, and
Corporate Secretary

Paul Storey
Chief Supply Chain Officer

Kyle Watson
Chief Marketing Officer

Headquarters
2381 NW Executive Center Drive,
4th Floor
Boca Raton, FL 33431

**Independent Registered Public
Accounting Firm**
Ernst & Young LLP
Boca Center, Tower I
5200 Town Center Circle,
Suite 601
Boca Raton 33486

Stock Exchange Listing
Nasdaq
Ticker Symbol: CELH

Stock Transfer Agent
Issuer Direct Corporation
transfer@issuerdirect.com
www.issuerdirect.com

Celsius Investor Relations
investorrelations@celsius.com